Exhibit 99.135

WONDERFI TECHNOLOGIES INC.

NOTICE OF ANNUAL GENERAL MEETING

and

MANAGEMENT INFORMATION CIRCULAR

DATED AS OF JULY 28, 2022

for the

ANNUAL GENERAL AND MEETING OF SHAREHOLDERS

of

WONDERFI TECHNOLOGIES INC.

to be held on

SEPTEMBER 12, 2022

WONDERFI TECHNOLOGIES INC.

Suite 250, 780 Beatty Street

Vancouver, British Columbia

V6B 2M1

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN of the annual general and meeting (the “Meeting”) of shareholders (the “Shareholders”) of WonderFi Technologies Inc. (“WonderFi” or the “Company”) to be held on Monday, September 12, 2022 at 10:00 a.m. (Vancouver time). The Meeting will be held online via live audio webcast for the following purposes:

1.	to receive the audited financial statements of the Company together with the auditor’s report thereon for the financial year ended September 30, 2021;

2.	to appoint the independent auditor of the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor;

3.	to set the number of directors of the Company for the ensuing year at seven (7), who will serve until the end of the next annual shareholder meeting or until their successors are elected or appointed;

4.	to elect directors for the ensuing year;

5.	to consider and, if deemed advisable, to pass a resolution, the full text of which is reproduced as Schedule “A” to the management information circular accompanying this Notice of Meeting (the “Information Circular”) to approve the proposed amendment of the articles of the Company (the “Articles Amendment Resolution”) to replace the Article 15 – Alternate Directors with the new Article 15 – Advance Notice provisions as more particularly described in the Schedule “A” to the Appendix “A” to the Information Circular;

6.	to consider, and if deemed advisable, to pass, with or without variation, an ordinary resolution to: (i) approve certain amendments to the Company’s Equity Incentive Plan incidental to the Company’s up- listing from the NEO Exchange to the Toronto Stock Exchange; and (ii) to reserve common shares of the Company for issuance under the Equity Incentive Plan, as more particularly described in the accompanying management information circular (the “Equity Incentive Plan Resolution”); and

7.	to transact such further or other business as may properly come before the Meeting and any adjournments thereof.

As permitted by Canadian securities regulators, the Company is using Notice and Access to deliver the Circular to Shareholders. Notice and Access allows the Company to post the Circular and annual report online instead of mailing it out to each shareholder, saving substantial printing and mailing costs and greatly reducing the Company’s paper consumption. Shareholders will receive a notice in the mail giving instructions on how to access the Circular on SEDAR (www.sedar.com) and on the Company’s website (www.wonder.fi) and how to request a paper copy of the Circular free of charge. Please take the time to review the Circular carefully before voting your shares.

WonderFi Shareholders are encouraged to vote on the matters before the Meeting by proxy by following the voting instructions in the accompanying Information Circular.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice of Meeting.

The Board of Directors of WonderFi unanimously recommends that WonderFi Shareholders vote “FOR” all resolutions brought before the Meeting as described in more detail in this Information Circular.

The record date for the determination of WonderFi Shareholders entitled to receive notice of and to vote at the meeting is the close of business on July 28, 2022 (the “Record Date”). Only WonderFi Shareholders whose names have been entered in the register of WonderFi Shareholders as of the close of business on the Record Date will be entitled to receive notice of and vote at the Meeting.

Each common share in the capital of WonderFi (“WonderFi Share”) entitled to be voted at the Meeting will entitle the holder thereof to one vote at the Meeting.

With the ongoing public health crisis resulting from the global spread of the novel coronavirus (COVID-19), to mitigate risks to the health and safety of our communities, Shareholders, employees and other stakeholders, we will hold our annual meeting this year in a virtual only format, which will be conducted via live teleconference that can be accessed via the following url:

URL: meetnow.global/MVCWKJN

and, to the extent necessary, instructions will be provided as to how Shareholders entitled to vote at the Meeting may participate and vote at the Meeting.

Registered shareholders and duly appointed proxyholders will be able to attend, ask questions and vote at the Meeting online. Non-registered shareholders (being shareholders who beneficially own shares that are registered in the name of an intermediary such as a bank, trust company, securities broker or other nominee, or in the name of a depository of which the intermediary is a participant) who have not duly appointed themselves as proxyholder will be able to attend the Meeting online as guests, but guests will not be able to vote or ask questions at the Meeting.

The specific details of the foregoing matters to be put before the Meeting, as well as further information with respect to voting by proxy and detailed instructions about how to participate at the virtual Meeting are set forth in the management information circular which accompanies, and is deemed to form a part of, this Notice of Meeting.

Registered shareholders are requested to complete, sign, date and return the enclosed form of proxy either in the addressed envelope enclosed to Computershare Trust Company of Canada, Attn: Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or via fax to 1-866-249-7775 (toll free North America) or 1- 416-263-9524 (International). Alternatively, registered shareholders may vote by telephone by calling 1-866-732- 8683 (toll free) or by using the internet at www.investorvote.com. In each case, proxies must be received not later than 10:00 a.m. (Vancouver time) on September 8, 2022, or at least 48 hours (excluding Saturdays and holidays), before the time for holding the Meeting or any adjournment thereof.

Non-registered shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form. If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may not be entitled to vote at the Meeting.

A Shareholder who wishes to appoint a person other than the proxyholders identified on the form of proxy or voting instruction form (including a non-registered shareholder who wishes to appoint themselves as proxyholder in order to attend and vote at the Meeting online) must carefully follow the instructions in the management information circular and on their form of proxy or voting instruction form accompanying this Notice of Meeting. These instructions include the additional step of registering such proxyholder with the transfer agent, Computershare Trust Company of Canada, after submitting a form of proxy or voting instruction form. Failure to register will result in the proxyholder not receiving a passcode, which is used for online sign-in, and is required to vote at the Meeting. Without a passcode, such proxyholder will only be able to attend the Meeting online as a guest. Non-registered shareholders located in the United States must also provide Computershare Trust Company of Canada with a duly completed legal proxy if they wish to vote at the meeting or appoint a third party as their proxyholder.

The Company reserves the right to take any additional precautionary measures in relation to the Meeting in response to further developments in respect of the COVID-19 outbreak that the Company considers necessary or advisable including changing the time, date or location of the Meeting. Changes to the Meeting time, date or location and/or means of holding the Meeting may be announced by way of press release. Please monitor the Company’s press releases as well as its website at www.wonder.fi. for updated information. The Company advises you to check its website one week prior to the Meeting date for the most current information. The Company does not intend to prepare or mail an amended management information circular in the event of changes to the Meeting format. Please review the accompanying management information circular before voting as it contains important information about the Meeting. If you have any questions about the procedures required to qualify to vote at the Meeting or about obtaining and depositing the required form of proxy, you should contact Computershare Trust Company of Canada by telephone (toll free) at 1-800-564-6253, by fax at 1-866-249- 7775 or by e-mail at service@computershare.com.

An Information Circular, a Proxy or voting instruction form and a financial statement request form accompany this Notice of Meeting.

Dated at the City of Vancouver, in the Province of British Columbia, this 28th day of July, 2022.

BY ORDER OF THE BOARD OF DIRECTORS

Signed “Ben Samaroo”

Ben Samaroo
Chief Executive Officer

Whether or not you expect to attend the online Meeting, please complete, date, sign and return the accompanying Proxy at your earliest convenience. The accompanying Information Circular provides further information respecting proxies and the matters to be considered at the Meeting and is deemed to form part of this Notice of Meeting.

INFORMATION CIRCULAR

FOR THE ANNUAL GENERAL MEETING OF

SHAREHOLDERS TO BE HELD ON SEPTEMBER 12, 2022

GENERAL INFORMATION

All capitalized terms used in this Information Circular (including the Appendices, unless otherwise stated) but not otherwise defined herein have the meanings set forth under “Glossary”. Information contained in this Information Circular is given as of July 28, 2022 unless otherwise specifically stated.

This Circular is furnished in connection with the solicitation by management (“Management”) of the Company of proxies to be used at the Company’s annual meeting of the Shareholders to be held on September 12, 2022 or at any adjournment or postponement thereof at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

This year, the Meeting will be held in a virtual only format, which will be conducted via live webcast. Shareholders and duly appointed proxyholders can attend the Meeting via the following call URL:

URL: meetnow.global/MVCWKJN

and, to the extent necessary, instructions will be provided. Shareholders will not be able to physically attend the Meeting. For a summary of how Shareholders may to attend the Meeting online, see “Voting at the Virtual Meeting” below.

The Company reserves the right to take any additional precautionary measures in relation to the Meeting in response to further developments in respect of the novel coronavirus (COVID-19) outbreak that the Company considers necessary or advisable including changing the time, date or location of the Meeting. The Company will notify Shareholders of any change without sending additional soliciting materials or updating proxy-related materials by: (i) issuing a news release announcing the change in the date, time or location; (ii) filing the news release on SEDAR; and (iii) informing all the parties involved in the proxy voting infrastructure (such as intermediaries, transfer agents, and proxy service providers) of the change.

The Company continues to closely monitor developments around the outbreak of the COVID-19 virus and is taking every precaution to ensure the safety of its people and communities and is committed to keeping its Shareholders informed.

Except as noted below, the Company has distributed or made available for distribution, copies of the Notice, the Information Circular and form of proxy or voting instruction form (“VIF”) (if applicable) (the “Meeting Materials”) to clearing agencies, securities dealers, banks and trust companies or their nominees (collectively, the “Intermediaries”) for distribution to Beneficial Shareholders (as defined below) whose common shares are held by or in custody of such Intermediaries. Such Intermediaries are required to forward such documents to Beneficial Shareholders unless a Beneficial Shareholder has waived the right to receive them. The solicitation of proxies from Beneficial Shareholders will be carried out by the Intermediaries. The Company will pay the permitted fees and costs of Intermediaries incurred in connection with the distribution of the Meeting Materials.

As permitted by Canadian securities regulators, the Company is using Notice and Access to deliver the Circular to Shareholders. Notice and Access allows the Company to post the Circular and annual report online instead of mailing it out to each shareholder, saving substantial printing and mailing costs and greatly reducing the Company’s paper consumption. Shareholders will receive a notice in the mail giving instructions on how to access the Circular on SEDAR (www.sedar.com) and on the Company’s website (www.wonder.fi) and how to request a paper copy of the Circular free of charge. Please take the time to review the Circular carefully before voting your shares.

PROXY RELATED INFORMATION

Solicitation of Proxies

This Information Circular is provided in connection with the solicitation of proxies by the management of WonderFi for use at the annual general meeting of the shareholders of the Company to be held on September 12, 2022 at the time and place and for the purposes set out in the accompanying Notice of Meeting and at any adjournment thereof. The solicitation will be made by mail and may also be supplemented by telephone or other personal contact to be made without special compensation by directors, officers and employees of the Company. The Company will bear the cost of this solicitation. The Company will not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy.

Appointment and Revocation of Proxy

The person(s) designated by Management in the enclosed form of proxy are directors and/or officers of the Company (the “Management Proxyholders”). Each Shareholder has the right to appoint as proxyholder a person (who need not be a Shareholder) other than Management Proxyholders to represent the Shareholder at the virtual Meeting or at any adjournment or postponement thereof. Such right may be exercised by striking out the names of the person(s) printed in the accompanying form of proxy and inserting the name of the person in the blank space provided in the enclosed form of proxy or by completing another suitable form of proxy and, in either case, delivering the completed and executed form of proxy as provided below.

If you are a Non-Registered Shareholder (as defined below) and wish to vote at the virtual Meeting, you have to insert your own name in the blank space provided on the voting instruction form or form of proxy sent to you by your Intermediary (as defined below), follow the applicable instructions provided by your Intermediary, AND register yourself as your proxyholder, as described below under the heading “Appointment of a Third Party as Proxy”.

Registered Shareholders

In the case of registered Shareholders (“Registered Shareholders”), the completed, signed and dated form of proxy should be sent in the addressed envelope enclosed to Computershare Trust Company of Canada Attn: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Yl, or via fax to 1-866- 249-7775 (toll free North America) or 1-416-263-9524 (International). Alternatively, Registered Shareholders may vote by telephone by calling 1-866-732-8683 (toll free) or by using the internet at www.investorvote.com. To be effective, a proxy must be received not later than 10:00 a.m. (Vancouver time) on September 8, 2022, or at least 48 hours (excluding Saturdays and holidays), before the time for holding the Meeting or any adjournment thereof.

A Registered Shareholder who has given a proxy may revoke it by depositing an instrument in writing, including another proxy bearing a later date, signed by the Shareholder or by the Shareholder’s attorney, who is authorized in writing, or by transmitting, by telephonic or electronic means, a revocation signed by electronic signature by the Shareholder or by the Shareholder’s attorney, who is authorized in writing, to the head office of the Company at any time up to and including the last business day preceding the day of the Meeting, or in the case of any adjournment or postponement of the Meeting, the last business day preceding the day of the adjournment or postponement, or with the Chair of the Meeting on the day of, and prior to the start of, the Meeting or any adjournment or postponement thereof. A Registered Shareholder may also revoke a proxy in any other manner permitted by law. Only Registered Shareholders have the right to revoke a proxy. A Non-Registered Shareholder who wishes to change its vote must arrange for its Intermediary to revoke its proxy on its behalf.

Non-Registered Shareholders

Only Registered Shareholders (or duly appointed proxyholders) are permitted to vote at the Meeting. However, in many cases, Shareholders are “non-registered” Shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. More particularly, a person is not a Registered Shareholder in respect of Common Shares which are held on behalf of that person (a “Non-Registered Shareholder”), but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. Non-Registered Shareholders do not appear on the list of Shareholders maintained by the transfer agent.

Non-Registered Shareholders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as Non-Objecting Beneficial Owners (“NOBOs”). Those Non-Registered Shareholders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as Objecting Beneficial Owners (“OBOs”).

In accordance with the requirements as set out in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has distributed copies of the Meeting Materials to Intermediaries for onward distribution to NOBOs and OBOs. The Company does not intend to pay for Intermediaries to deliver the Meeting Materials to OBOs. An OBO will therefore not receive the Meeting Materials unless such OBO’s Intermediary assumes the cost of delivery.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non- Registered Shareholder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive the Meeting Materials will either:

a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. If the Non-Registered Shareholder does not wish to attend and vote at the virtual Meeting in person (or have another person attend and vote on the holder’s behalf), the Non-Registered Shareholder must complete the form of proxy and deposit it with the Company’s registrar and transfer agent, Computershare Trust Company of Canada, as provided above; or

b)	be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one-page pre-printed form. Sometimes, instead of the one-page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a barcode and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company. If the Non-Registered Shareholder does not wish to attend and vote at the virtual Meeting in person (or have another person attend and vote on the holder’s behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form.

In either case, the purpose of this procedure is to permit a Non-Registered Shareholder to direct the voting of the Common Shares which they beneficially own. Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered. Only Registered Shareholders have the right to revoke a proxy. A Non-Registered Shareholder who wishes to change its vote must arrange for its Intermediary to revoke its proxy on its behalf.

Non-Registered Shareholders who wish to vote at the virtual Meeting must insert their own name in the blank space provided on the voting instruction form or form of proxy, follow the applicable instructions provided by the Intermediary AND register as your proxyholder, as described below under the heading “Appointment of a Third Party as Proxy”.

Voting of Proxies

On any ballot that may be called for, the Common Shares represented by a properly executed proxy given in favour of the Management Proxyholders will be voted or withheld from voting in accordance with the instructions given on the ballot. If the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of any direction in the instrument of proxy, such Common Shares will be voted in favour of the matters set forth in the accompanying Notice of Meeting. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting, and with respect to other matters which may properly come before the Meeting or any adjournment or postponement thereof. At the date of this Circular, Management is not aware of any such amendment, variation or other matter to come before the Meeting. However, if any amendments or variations to matters identified in the accompanying Notice of Meeting or any other matters which are not now known to Management should properly come before the Meeting or any adjournment or postponement thereof, the Common Shares represented by properly executed proxies given in favour of the Management Proxyholders will be voted on such matters pursuant to such discretionary authority.

Voting at the Virtual Meeting

To proactively deal with the unprecedented public health impact of COVID-19 (coronavirus), the Company will hold its Meeting in a virtual only format, which will be conducted via live audio webcast as well as by conference call. The Company believes that hosting a virtual meeting will increase participation by its Shareholders, as it will enable Shareholders to more easily attend the Meeting regardless of their geographic location. This year, Shareholders will not be able to physically attend the Meeting.

Only Registered Shareholders and duly appointed proxyholders may attend and vote at the virtual Meeting. Registered Shareholders and duly appointed proxyholders who participate at the Meeting online will be able to listen to the Meeting, ask questions and vote, all in real time, provided they are connected to the internet and comply with all of the requirements set out in this Circular. A Registered Shareholder or a Non-Registered Shareholder who has appointed themselves or a third-party proxyholder to represent them at the Meeting, will appear on a list of Shareholders prepared by Computershare Trust Company of Canada, the transfer agent and registrar for the Meeting. To have their Common Shares voted at the meeting, each Registered Shareholder or proxyholder will be required to enter their control number or other passcode prior to the start of the Meeting.

Non-Registered Shareholders who have not duly appointed themselves as proxyholders may attend the Meeting as guests. Guests will be able to listen to the Meeting online but will not be able to vote or ask questions at the Meeting. This is because the transfer agent, Computershare Trust Company of Canada, does not have a record of the Non-Registered Shareholders of and, as a result, will have no knowledge of shareholdings or entitlement to vote, unless the Non-Registered Shareholder appoints itself as proxyholder.

If you are a Non-Registered Shareholder and wish to vote at the Meeting, you must (i) appoint yourself as proxyholder by inserting your own name in the space provided for appointing a proxyholder on the voting instruction form sent to you and follow all of the applicable instructions, including the deadline, provided by the Intermediary; and (ii) register with Computershare Trust Company of Canada. See “Appointment of a Third Party as Proxy” below for additional information on how Non-Registered Shareholders can appoint themselves as proxyholder.

In order to streamline the virtual Meeting process, the Company encourages Shareholders to vote in advance of the Meeting using the voting instruction form or the form of proxy mailed to them with the Meeting Materials. Shareholders wishing to attend the Meeting do so via the following call-in numbers and url:

URL: meetnow.global/MVCWKJN

and to the extent necessary, instructions will be provided. If you attend the Meeting online, it is important that you remain connected to the internet for the duration of the Meeting in order to vote when balloting commences. It is your responsibility to ensure that you remain connected. The Meeting will begin promptly at 10:00 a.m. (Vancouver time) on September 12, 2022, unless otherwise adjourned or postponed. You should allow ample time for the online check-in procedures prior to the start of the Meeting.

A summary of the information Shareholders will need to attend the online meeting is provided below.

•	Registered Shareholders must log in prior to the start of the Meeting and enter the control number located on the form of proxy.

•	Duly appointed proxyholders will obtain from Computershare Trust Company of Canada a passcode after the proxy voting deadline has passed and the proxyholder has been duly appointed AND registered as described in “Appointment of a Third Party as Proxy” below.

•	Guests, including Non-Registered Shareholders who have not duly appointed themselves as proxyholder can listen to the Meeting, but will not be able to vote or ask questions. Log in online or by conference call, and then complete the registration.

If you are using a control number or passcode to login to the online Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the Meeting as a guest.

Appointment of a Third Party as Proxy

The following applies to Non-Registered Shareholders who wish to appoint themselves as proxyholder to attend, ask questions and vote at the Meeting. Shareholders who wish to appoint a third-party proxyholder to represent them at the Meeting must submit their proxy or voting instruction form (if applicable) prior to registering the proxyholder. Registering the proxyholder is an additional step once the holder has submitted its proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate in the meeting. To register a proxyholder, Shareholders MUST visit https://www.computershare.com/Wonderfi by 10:00 a.m. (Vancouver time) on September 8, 2022 and provide Computershare Trust Company of Canada with the proxyholder’s contact information, so that Computershare Trust Company of Canada may provide the proxyholder with a passcode via email. Without a passcode, proxyholders will not be able to vote at the Meeting.

United States Non-Registered Shareholders

To attend and vote at the virtual Meeting, holders must first obtain a valid legal proxy from its broker, bank or other agent and then register in advance to attend the Meeting. Follow the instructions from the broker or bank included with Meeting Materials or contact the broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from the broker, bank or other agent, to then register to attend the Meeting, holders must submit a copy of its legal proxy to Computershare Trust Company of Canada. Requests for registration should be directed to: Computershare, 100 University Avenue 8th Floor, Toronto, Ontario, M5J 2Y1 OR Email at uslegalproxy@computershare.com. Requests for registration must be labeled as “Legal Proxy” and be received no later than 10:00 a.m. (Vancouver time) on September 9, 2022. Holders will receive a confirmation of registration by email. You may attend the Meeting and vote during the virtual Meeting. Please note that such holders are required to register the appointment at https://www.computershare.com/Wonderfi

Interest of Certain Persons in Matters to be Acted Upon

The Company is not aware of any material interest, direct or indirect, by way of Beneficial Ownership of securities or otherwise, of each of the following persons in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors:

(a)	each person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year;

(b)	each proposed nominee for election as a director of the Company; and

(c)	each associate or affiliate of any of the foregoing.

Voting Securities and Principal Holders

Shareholders of record at the close of business on July 28, 2022 (being the Record Date) who either attends the online Meeting or who has completed and delivered a Proxy in the manner and subject to the provisions described above, shall be entitled to vote or to have their Shares voted at the Meeting, or any adjournment thereof.

The Company’s authorized capital consists of an unlimited number of Shares without par value. As at the Record Date, 193,875,490 Shares were issued and outstanding, each share carrying the right to one vote.

To the knowledge of the directors and senior officers of the Company, as of the date of this Information Circular, no person owns, directs, or controls, directly or indirectly, 10% or more of the issued and outstanding Shares.

Corporate Governance

See Appendix “B” – “Corporate Governance Disclosure of WonderFi”.

Audit Committee

The current Audit Committee members are Stephanie Li (Chair), Bill Koutsouras and Dean Sutton. Following the Meeting, the proposed Audit Committee will consist of Stephanie Li (Chair), Ameer Rosic and Asha Daniere (a proposed director standing for election). The Audit Committee of the Company is responsible for assisting the Board in its oversight of the:

•	Quality and integrity of financial reporting and disclosure requirements;

•	Effectiveness of the Company’s system of internal controls established by management;

•	The Company’s external and internal audit processes;

•	Effectiveness of the Company’s compliance practices;

•	External auditor’s performance, qualifications and independence;

•	Compliance with legal and regulatory requirements; and

•	Finance and internal audit functions.

Additional information regarding the Audit Committee is contained in the Company’s annual information form dated December 15, 2021 (the “AIF”) under the heading “Audit Committee” and a copy of the Audit Committee Charter is attached to the AIF as Schedule “A”. The AIF is available under the Company’s SEDAR profile at www.sedar.com.

At the time of the filing of the AIF, Mr. Mark Binns was a member of the audit committee. Mr. Binns was replaced on the Audit Committee by Dean Sutton until such time that the Company could appoint an independent director. Ms. Daniere is both “independent” and “financially literate” as such terms are defined under National Instrument 52-110 – Audit Committees, and a biography of Ms. Daniere is set out below:

Ms. Daniere is a strategic and legal advisor to companies in the media and technology industries. Previously, she was Executive Vice-President, Legal and Business Affairs at Blue Ant Media, a multi-platform media company.

Ms. Daniere was the Senior Vice President and General Counsel at Score Media Inc. (“Score Media”), formerly a publicly traded sports media company. Prior to her role at Score Media, Ms. Daniere was General Counsel at Fun Technologies Inc. (“Fun Technologies”), an Internet start-up that previously traded on the TSX and on the Alternative Investment Market. Fun Technologies was focused on online skill games and online fantasy sports offerings and was bought by Liberty Media Inc. during her tenure at a valuation of $454,000,000. In addition to her experience in Canada, Ms. Daniere practiced law in the United States as an associate at White and Case LLP in New York City and as in-house counsel to The Topps Company, Inc. Ms. Daniere is currently a board member of the Toronto International Film Festival and MDC Partners Inc. She received her J.D. from Tulane Law School and her B.A. from the University of Toronto.

Mr. Rosic has been involved in venture capitalism and developing start-ups for over 10 years, specifically in the area of blockchain, Cryptocurrency, and DeFi protocols. He is an active participant in the Crypto industry as an investor and Advisor and has an in-depth knowledge of the space. He provides a valuable insight to the committee. Based on his experience, Mr. Rosic has an understanding of financial reporting requirements respecting financial statements sufficient enough to enable him to discharge his duties as an audit committee member.

Other Matters

It is not known whether any other matters will come before the Meeting other than those set forth above and in the Notice of Meeting, but if any other matters do arise, the persons named in the Proxy intend to vote on any poll, in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters ratified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment.

Additional Information

Additional information is available on SEDAR (www.sedar.com) under the Company’s issuer profile, including financial information provided in the Company’s financial statements and management discussion and analysis. The audited financial statements for the year ending September 30, 2021 together with the auditor’s report thereon will be presented at the Meeting. Copies of the Company’s financial statements and management discussion and analysis can be requested from the Company upon request at Suite 250, 780 Beatty Street, Vancouver, British Columbia, V6B 2M1.

EXECUTIVE COMPENSATION

As prescribed by applicable securities law requirements including as set out in National Instrument Form 51-102F6 – Statement of Executive Compensation (the “Form F6”), the following information regarding executive compensation is presented for the period ended September 30, 2021, the Company’s most recently completed financial year (“Financial Year 2021”) and sets forth compensation for each of the named executive officers and directors of the Company as of Financial Year 2021 (the “Statement of Executive Compensation”).

General

For the purpose of this Statement of Executive Compensation:

“CEO” means an individual who acted as chief executive officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

“CFO” means an individual who acted as chief financial officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

“Named Executive Officer” or “NEO” means each of the following individuals:

(a)	a CEO;

(b)	a CFO;

(c)	each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form F6, for that financial year; and

(d)	each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

Named Executive Officers

As at the end of Financial Year 2021, the Company had the following Named Executive Officers (collectively, the “Named Executive Officers” or “NEOs”):

•	Ben Samaroo, Chief Executive Officer

•	Steven Krause, Chief Financial Officer

•	Dean Sutton, Chief Strategy Officer

•	Cong Ly, Chief Technology Officer

Compensation Discussion and Analysis

The purpose of the below compensation discussion and analysis is to provide information about the Company’s philosophy, objectives and processes regarding compensation paid, made payable, awarded, granted, gave or otherwise provided to each NEO and director for Financial Year 2021.

Objectives of the Compensation Program or Strategy

The Company’s compensation program is designed to attract and retain qualified and experienced executives who will contribute to, and be invested in the success of, the Company.

What the Compensation Program is Designed to Reward

The Company’s compensation program is designed to ensure a competitive compensation package and a strong link between corporate performance and compensation so that senior executive officers are motivated through the program to act in the best interest of the Company and to enhance long-term shareholder value.

Each Element of Compensation and Why the Company Chooses to Pay Each Element

The compensation of the Named Executive Officers includes three major elements: (a) base salary; (b) an annual, discretionary cash bonus; and (c) long term equity incentives, consisting of restricted share units (“RSUs”) performance share units (“PSUs”), deferred share unit (“DSUs”) and/or stock options (“Options”) under the Company’s equity incentive plan (the “Equity Incentive Plan”).

The following table provides a broad overview of the elements of the Company’s compensation program for Financial Year 2021.

Element	Award Type	Objective	Key Features
Base Salaries	Salary	To provide a basic level of reward based on responsibilities and experience	Non-discretionary fixed regular cash payments based upon the performance of day-to-day executive level responsibilities
Cash Bonuses	Annual non- equity incentive plans	To motivate each Named Executive Officer in achieving key corporate objective and individual performance	Cash payments based upon the achievement of corporate objectives and individual performance, subject to final approval by the Board
Equity Incentives	Equity Incentives	To reward long- term performance by providing NEOs with the opportunity, through grants of equity incentives, to acquire an interest in the Company and benefit from the Company’s growth	Awards of equity including Options, RSUs, PSUs, and DSUs (each, an “Award”)

How the Company Determines the Amount for Each Element

The Company’s Governance and Compensation Committee (the “Committee”) administers its compensation program and makes recommendations to WonderFi’s Board of Directors (the “Board”). In making compensation recommendations to the Board, the Committee generally considers: (i) the duties of each individual, his or her past service and continuing responsibilities; (ii) the position or job description of individuals, their short and long-term objectives, goals and performance measurement indicators; (iii) the Company’s performance and shareholder returns; and (iv) the form and amount of compensation awarded by comparable companies and competitors.

Base Salaries

Base compensation for the Named Executive Officers is set annually, having regard to market conditions, the individual’s job responsibilities, contribution, experience and proven or expected performance, as well as to subjective factors such as leadership, commitment and attitude are also considered. The Committee also considers publicly available information regarding the compensation levels of executives of early stage technology companies. The Company’s goal is to pay base salaries to its officers that are competitive when compared to those holding similar positions in companies of comparable stage of development within the crypto and blockchain industries, in order to attract and retain executive talent in the market in which the Company competes for talent.

Equity Incentives

The Committee does not employ a prescribed methodology when determining recommendations for the grant or allocation of Awards to NEOs. However, recommendations for Awards consider the general factors listed above in “Base Salaries”, the aggregate maximum number of equity incentives available for issuance under the Equity Incentive Plan, as well as such as Awards made in previous years and the number of Awards outstanding per individual.

Granting of any other types of equity-based or equity related awards not otherwise described more specifically in the summary of share based compensation terms is subject to TSX approval.

Cash Bonuses

Cash bonuses awarded at the recommendation of the Committee are intended to be generally competitive with the market, while rewarding NEOs for meeting performance goals. The Committee considers not only the Company’s performance during the year with respect to the qualitative and quantitative goals, but also considers market and economic trends and forces, extraordinary internal and market-driven events, unanticipated developments and other extenuating circumstances.

How Each Element of Compensation and the Company’s Decisions About That Element Fit into the Company’s Overall Compensation Objectives and Affect Decisions About Other Elements

The Company’s approach to executive compensation is built on the principle of total rewards which considers base salaries, equity incentives and discretionary cash bonuses. Each component is intended to align with the Company’s compensation philosophy and objectives, and demonstrate clear alignment between compensation and the Company’s business strategy.

Benchmarks

The Company had not currently identified specific performance goals or benchmarks related to executive compensation for Financial Year 2021, but does, from time to time, review compensation practices of companies of similar size and stage of development to ensure the compensation paid is competitive within the Company’s industry.

Compensation Based Risk

WonderFi had not formally considered the implications of the risks associated with the Company’s compensation policies or practices Financial Year 2021. However, when setting compensation levels, the Board seeks to alleviate risk by having a balance of short-term and long-term compensation. For example, options typically do not vest immediately, which allows for continued appreciation over the term of the options. As a part of reviewing compensation levels, the Board and Committee seek an appropriate balance of base salary, variable pay opportunities based on the achievement of individual and corporate performance objectives, options grants and RSU grants to balance the short-term and long- term interests of the Company by tying compensation to the achievement of the business objectives of the Company, while also ensuring that the executive and certain other employees of the Company have sufficient equity exposure to align their interests with the interests of its shareholders.

The Company believes that its compensation policies reflect an appropriate mixture of guaranteed compensation, incentive-based compensation through short-term and long-term incentive plans, and risk mitigation. The Company currently believes that its compensation policies and practices will not lead to inappropriate or excessive risk taking on the part of its executive officers or other employees of the Company.

Anti-Hedging Policy

NEOs are restricted from purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in market value of awards granted to them.

Share Based and Option-based Awards

Under the Equity Incentive Plan, the Company can grant Awards amongst its various organizational levels including employees, directors, officers, and consultants. All Awards are subject to the conditions, limitations, restrictions, exercise price, vesting, settlement and forfeiture provisions provided in the Equity Incentive Plan and any grant.

The Committee does not employ a prescribed methodology when determining recommendations for the grant or allocation of Awards NEOs. In making recommendations for Awards, the Committee considers the general factors listed above, the aggregate maximum number of equity incentives available for issuance under the Equity Incentive Plan, as well as Awards made in previous years and the number of Awards outstanding per individual.

WonderFi believes that granting Awards encourages the maximization of shareholder value by aligning the interests of management with those of WonderFi’s shareholders. (For further information, see “Compensation Discussion and Analysis – Share Based and Option-based Awards”).

Compensation Governance

As of Financial Year 2021, the Company’s executive compensation program is administered by the Committee, consisting of three directors, being Dean Sutton, Bill Koutsouras and Stephanie Li, of which Bill Koutsouras and Stephanie Li are independent directors within the meaning of 52-110 - Audit Committees (“NI 52-110”). Dean Sutton, Bill Koutsouras and Stephanie Li possess the necessary experience and education and are familiar with compensation practices in the crypto and blockchain industries, to provide the Board with an understanding of compensation matters relevant to the Company.

•	Ms. Li brings more than 15 years of finance experience to the Committee with a particular specialty in high- growth environments. Stephanie has extensive experience in leadership, strategic planning, financial reporting, budgeting, internal controls, governance and risk management, audit, tax, and capital markets.

•	Mr. Koutsouras brings more than two decades of experience in capital markets, strategic planning, financial reporting, public company governance and reporting.

•	Mr. Sutton is a technology founder, venture builder and investor with a decade of experience in leading technology-centric companies through development, financing and commercialization. He has been an active founder, executive and participant in fintech, blockchain and crypto assets since 2015.

The purposes of the Committee in connection with the executive compensation program are as follows:

a)	to review and approve corporate goals and objectives relevant to executive officer and director performance and evaluate performance to determine compensation;

b)	to make recommendations to the Board regarding compensation including incentive and equity- based compensation plans; and

c)	to review director and executive officer compensation disclosure prior to its public disclosure; Subject to the powers and duties of the Board, the Committee performs the followings duties:

a)	Recommending to the Board:

I.	the amount and form of compensation to award to directors, the chairperson of the Board and the chair of each committee;

II.	proposals for the compensation of executive officers and management, including salary, bonus, options, perquisites, retirement allowances and all other forms of proposed compensation;

III.	proposals for all incentive and equity-based compensation plans and all proposed grants of securities under such plans, and determine whether security holder approval should be obtained;

IV.	the approval of agreements relating to employment, consulting and management to be entered into by the Company and senior management; and

V.	employee benefit and retirement plans; and

b)	with respect to the CEO:

I.	reviewing and approving goals and objectives relevant to the CEO’s compensation;

II.	evaluating the CEO’s performance with respect to those goals and objectives; and

III.	determining the CEO’s compensation (in both amount and form).

Use of Independent Compensation Consultants

As of Financial Year 2021, the Committee had not engaged any independent advisors to review the executive compensation.

SUMMARY COMPENSATION TABLES

Named Executive Officer Compensation

The following table sets forth information with respect to the compensation of each Named Executive Officer of the Company during Financial Year 2021

				Share -	Option -	Non-Equity Incentive Plan Compensation ($)
NEO Name and Principal Position	Year	Salary ($)		Based Awards ($)	Based Awards ($)(12)	Annual Incentive Plans	Long- term Incentive Plans	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Ben Samaroo, CEO and Director (1)	2021	14,903	(2)	Nil (3)	Nil	Nil	Nil	Nil	Nil	14,903
	2020	N/A		N/A	N/A	N/A	N/A	N/A	N/A	N/A
Dean Sutton, Chief Strategy Officer (“CSO”) and Director (4)	2021	14,903	(5)	Nil (6)	Nil	Nil	Nil	Nil	Nil	14,903
	2020	N/A		N/A	N/A	N/A	N/A	N/A	N/A	N/A
Steven Krause, CFO (7)	2021	4,258		Nil	Nil	Nil	Nil	Nil	Nil	4,258
	2020	N/A		N/A	N/A	N/A	N/A	N/A	N/A	N/A
Cong Ly, CTO (8)	2021	14,903	(9)	Nil (10)	Nil	Nil	Nil	Nil	Nil	14,903
	2020	N/A		N/A	N/A	N/A	N/A	N/A	N/A	N/A
Scott Ackerman (11)	2021	Nil		Nil	Nil	Nil	Nil	Nil	Nil	Nil
Former, President, CEO, CFO, Corporate Secretary, and Director
	2020	Nil		Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	Mr. Samaroo was appointed August 29, 2021, and reflects compensation earned since his appointment.

(2)	This amount was paid to Mr. Samaroo solely for his services as CEO.

(3)	On July 15, 2021, Mr. Samaroo was granted 600,000 RSUs, of which 60,000 RSUs vest every three months starting on July 15, 2021.

(4)	Mr. Sutton was appointed August 29, 2021, and reflects compensation earned since his appointment.

(5)	This amount was paid to Mr. Sutton solely for his services as CSO.

(6)        On July 15, 2021, Mr. Sutton was granted 500,000 RSUs, of which 50,000 RSUs vest every three months starting on July 15 ,2021.

(7)        Mr. Krause was appointed August 29, 2021, and reflects compensation earned since his appointment. Mr. Krause resigned on February 22, 2022 and was replaced by Mr. John Rim.

(8)        Mr. Ly was appointed August 29, 2021, and reflects compensation earned since his appointment.

(9)        This amount was paid to Mr. Ly solely for his services as Chief Technology Officer (“CTO”).

(10)       On July 15, 2021, Mr. Ly’s was granted 350,000 RSUs, of which, 35,000 RSUs vest every three months starting on July 15 ,2021.

(11)       Mr. Ackerman was appointed September 26, 2018 and resigned August 30, 2021.

(12)       The Company used the Black-Scholes pricing model as the methodology to calculate the grant date fair value for share based and option- based awards, and relied on the following the key assumptions and estimates for each calculation: (i) risk free interest rate of 1.0%; (ii) expected dividend yield of 0%; and (iii) expected volatility of 100%. The Black-Scholes pricing model was used to estimate the fair value as it is the most accepted methodology.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out all the option-based and share-based awards outstanding as at September 30, 2021 for Financial Year 2021, for each NEO:

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The- Money Options ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share- Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards not paid out or distributed ($)
Ben Samaroo, CEO and Director (1)	Nil	N/A	N/A	N/A	600,000(2) RSUs	834,000	Nil
Dean Sutton, CSO and Director (3)	Nil	N/A	N/A	N/A	500,000(4) RSUs	695,000	Nil
Cong Ly, CTO and Director (5)	Nil	N/A	N/A	N/A	350,000 RSUs(6)	486,500	Nil
Steven Krause, CFO (7)	150,000(8)	1.05	August 5, 2026	51,000(9)	Nil	N/A	Nil

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The- Money Options ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share- Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards not paid out or distributed ($)
Scott Ackerman(10)	Nil	N/A	N/A	N/A	Nil	N/A	Nil
Former, President, CEO, CFO, Corporate Secretary, an d Director

Notes:

(1)        Mr. Samaroo was appointed August 29, 2021.

(2)        Ten percent of the original grant of Mr. Samaroo’s RSUs (i.e., 60,000 RSUs) vest every three months starting on July 15 ,2021.

(3)        Mr. Sutton was appointment August 29, 2021.

(4)        Ten percent of the original grant of Mr. Sutton’s RSUs (i.e., 50,000 RSUs) vest every three months starting on July 15 ,2021.

(5)        Mr. Ly was appointment August 29, 2021.

(6)        Ten percent of the original grant of Mr. Ly’s RSUs (i.e., 35,000 RSUs) vest every three months starting on July 15 ,2021.

(7)        Mr. Krause was appointment August 29, 2021 and resigned February 22, 2022. Mr. John Rim replaced Mr. Krause as Chief Financial Officer of the Company.

(8)        These options are exercisable into one Common Share at a price of $1.05 per common share whereby 1/36 vest on a monthly basis starting on the first day of the month following date of issuance.

(9)        Value of unexercised in-the-money options is calculated based on the difference between the market value of the Company’s common shares as at September 30, 2021, and the exercise price of the options. The closing price of the Company’s shares on the NEO on September 30, 2021 was $1.39 per common share.

(10)       Mr. Ackerman was appointed September 26, 2018 and resigned on August 30, 2021.

Incentive Plan Awards – Value Vested or Earned During the Financial Year Ended September 30, 2021

Name	Option-Based Awards - Value Vested During the Year ($)	Share-Based Awards - Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation - Value Earned During the Year ($)
Ben Samaroo, CEO	N/A	N/A	N/A
Dean Sutton, CSO and Director	N/A	N/A	N/A

Name	Option-Based Awards - Value Vested During the Year ($)	Share-Based Awards - Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation - Value Earned During the Year ($)
Steven Krause, CFO	2,917(1)	N/A	N/A
Scott Ackerman Former, President, CEO, CFO, Corporate Secretary, and Director	N/A	N/A	N/A

Notes:

(1)        During the financial year ended September 30, 2021, Mr. Krause had 4,167 options vested with a value of $2,917 as the exercise price of the options was $1.05 and the market price on the date of vesting was $1.75.

Pension Plan Benefits

As at September 30, 2021, the Company did not have a formal pension plan or any other plan that provides payment or benefits at, following or in connection with retirement.

TERMINATION AND CHANGE OF CONTROL BENEFITS

For Financial Year 2021, through WonderFi Digital Inc. (a subsidiary of the WonderFi), the Company’s employment agreements with each of Ben Samaroo (CEO and Director) (the “Samaroo Employment Agreement”), Dean Sutton (Chief Strategy Officer and Director) (the “Sutton Employment Agreement”), Cong Ly (Chief Technology Officer) (the “Ly Employment Agreement”), Steven Krause (Chief Financial Officer) (the “Krause Employment Agreement”, together with the Samaroo Employment Agreement, and the Ly Employment Agreement, the “Employment Agreements”) contained provisions that provide for payments at, following, or in connection with any termination, resignation, retirement, a change or control or the Company, or a change in a NEOs responsibilities.

•  Pursuant to the Samaroo Employment Agreement, dated effective July 29, 2021, Mr. Samaroo is paid an annual base salary of $168,000, in addition to the right to participate in the Equity Incentive Plan for his services as CEO. Mr. Samaroo received a grant of 600,000 RSUs, effective August 30, 2021 whereby 10% vest every three months starting on July 29, 2021, pursuant to the Equity Incentive Plan.

•  Pursuant to the Sutton Employment Agreement, dated effective July 29, 2021, Mr. Sutton is paid an annual base salary of $168,000, in addition to the right to participate in the Equity Incentive Plan for his services as Chief Strategy Officer. Effective as of August 30, 2021, Dean received a grant of 500,000 RSUs, whereby 10% vest every three months starting on July 29, 2021, pursuant to the Equity Incentive Plan.

•  Pursuant to the Ly Employment Agreement, dated effective July 29, 2021, Mr. Ly is paid an annual base salary of $168,000, in addition to the right to participate in the Equity Incentive Plan for his services of Chief Technology Officer. Mr. Ly received a grant of 350,000 RSUs, whereby 10% vest every three months starting on the date of the Employment Agreement, pursuant to the Equity Incentive Plan.

•  Pursuant to the Krause Employment Agreement, dated effective July 1, 2021, Mr. Krause is paid an annual base salary of $48,000, in addition to the right to participate in the Equity Incentive Plan for his services as Chief Financial Officer. On August 5, 2021, Mr. Krause received a grant of 150,000 Options (of which entitle Mr. Krause to receive shares in the Company), whereby 1/36 vest on a monthly basis starting on the first day of the month following date of issuance.

Other than the Employment Agreements, there were no other agreements for Financial Year 2021that contained provisions that provide for payments at following, or in connection with any termination, resignation, retirement, a change of control or the Company, or a change in a NEOs responsibilities.

For the purposes of the Employment Agreements, a “change of control” means the occurrence of any of the following events:

(i)      an acquisition, directly or indirectly, of more than 50% of the issued and outstanding voting securities of the Company (including securities of the Company on which conversion will become voting securities) by any person or group of persons acting in concert;

(ii)     a merger, amalgamation or other business combination of the Company with or into another entity, or any other corporate reorganization, if more than 50% of the combined voting power of the continuing or surviving entity’s securities outstanding immediately thereafter are owned by persons who were not security holders of the Company immediately prior to such merger, amalgamation, business combination or reorganization; and

(iii)    the exercise of the voting power of any of all securities of the Company so as to cause or result in the election of a majority of members of the Board who were not previously incumbent.

For the purposes of the Employment Agreements, “good reason” means: (i) a material reduction in the executive officer’s duties, responsibilities or authority; or (ii) a material reduction to the base salary the executive officer was receiving immediately prior to the change of control.

Each of the Employment Agreements may be terminated by the NEO at any time by providing four weeks’ notice. Upon termination for cause or on resignation by the NEO, any option, RSU, PSU, DSU or other award held by the NEO that has not been exercised, surrendered or settled as of the termination date of the participant, as defined and determined in accordance with the Equity Incentive Plan (the “Termination Date”) shall be immediately forfeited and cancelled as of the Termination Date.

In the event that any of the Employment Agreements are terminated without just cause, the Company must provide that NEO with: (a) any accrued wages (including vacation pay and outstanding expense reimbursements, and vacation pay on the minimum statutory notice period required by the British Columbia Employment Standards Act (the “ESA”), and (b) the greater of (i) six months’ written notice, payment in lieu thereof, or a combination of written notice and payment in lieu thereof, plus one additional months’ notice and payment in lieu of such notice for each completed year of service up to a maximum of twelve months’ notice, or (ii) the minimum written notice of termination, payment in lieu of such notice, or a combination of written notice and payment in lieu thereof, required by the ESA. Any payment made by the Company in lieu of notice will be calculated using that NEO’s base salary (provided that, if at any time the ESA provides for a greater entitlement, he will receive the greater entitlement required by the ESA).

In accordance with the terms of the Equity Incentive Plan, any Award granted to the NEO pursuant to their Employment Agreement are treated as follows upon termination without just cause:

(i)         A portion of any unvested Award shall immediately vest, such portion to be equal to the number of unvested options, RSUs, PSUs, DSUs or other awards held by the NEO as of the Termination Date multiplied by a fraction the numerator of which is the number of days between the date of grant and the Termination Date and the denominator of which is the number of days between the date of grant and the date any unvested options, RSUs, PSUs, DSUs or other awards were originally scheduled to vest. Any vested options may be exercised by the NEO at any time during the period that terminates on the earlier of: (A) the expiry date of such option; and (B) the date that is 90 days after the Termination Date.

(ii)         If an option remains unexercised upon the earlier of (A) or (B), the option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested award other than an option, such award will be settled within 90 days after the Termination Date.

In the event that any of the Employment Agreements are terminated for just cause, that NEO will only be entitled to any accrued unpaid wages and vacation pay calculated in accordance with the requirements of the ESA. Pursuant to the Equity Incentive Plan, any Award held by the NEO that has not been exercised, surrendered or settled as of the Termination Date shall be immediately forfeited and cancelled as of the Termination Date.

For one year following any change of control, in the event of termination without just cause, or if the NEO resigns for good reason (in accordance with the procedures outlined in their respective Employment Agreement), that NEO is entitled to receive payment in lieu of notice equal to eighteen months of his or her base salary (provided that, if at any time the ESA provides for a greater entitlement, he will receive the greater entitlement required by the ESA). In order to receive his full entitlement to severance pay upon termination without just cause or resignation for good reason, the

NEO must execute a full and final general release in favour of the Company, otherwise he or she will only receive the minimum statutory entitlement pursuant to the ESA.

In accordance with the terms of the Equity Incentive Plan, any Award granted to the NEO pursuant to their Employment Agreement are treated as follows upon a change of control:

(i)        any unvested Awards held by the participant at Termination Date shall immediately vest; and

(ii)        any vested Awards may be exercised, surrendered to WonderFi, or settled by the NEO at any time during the period that terminates on the earlier of: (A) the expiry date of such award; and (B) the date that is 90 days after the Termination Date. Any award that has not been exercised, surrendered or settled at the end of such period being immediately forfeited and cancelled.

Pursuant to each of their respective Employment Agreements, upon termination, if requested by the Company, the NEO will immediately resign any directorship or office held in the Company or any parent, subsidiary or affiliated company of Company.

Estimated Incremental Payments

The estimated amounts payable under various termination scenarios are outlined in the table below, which estimates assume: (i) a termination date of September 30, 2021 for Financial Year 2021; and (ii) that the relevant Employment Agreement was entered into on August 29, 2021.

Name	Termination by executive	Termination with just cause	Termination without just cause	Change of Control with Termination
Ben Samaroo, CEO and Director	Nil	Nil	$84,000	$252,000
Dean Sutton, CSO and Director	Nil	Nil	$84,000	$252,000
Cong Ly, CTO	Nil	Nil	$84,000	$252,000
Steven Krause, CFO	Nil	Nil	$24,000	$72,000

DIRECTOR COMPENSATION

The following table sets forth all amounts of compensation provided to the directors of the Company (who are not also a NEO) during the financial year ended September 30, 2021 for Financial Year 2021.

Director Name (1)(2)	Fees Earned ($)	Share- Based Awards ($)	Option- Based Awards ($) (3)		Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Mark Binns (4)	Nil	Nil	Nil		Nil	Nil	Nil	Nil
Stephanie Li	Nil	Nil	61,740	(5)	Nil	Nil	Nil	61,740
Sean Clark (former director)	Nil	Nil	Nil		Nil	Nil	Nil	Nil
Brent Ackerman (former director)	Nil	Nil	Nil		Nil	Nil	Nil	Nil
Doug McFaul (former director)	Nil	Nil	Nil		Nil	Nil	Nil	Nil

Notes:

(1)      Ben Samaroo, the CEO, Dean Sutton, CSO, are also directors of the Company and receive fees in their capacity as officers during the year ended September 30, 2021. See “Summary Compensation Table-Named Executive Officer Compensation”.

(2)      Mark Binns, Stephanie Li, were appointed as directors on August 30, 2021.

(3)      The Company used the Black-Scholes pricing model as the methodology to calculate the grant date fair value for share based and option- based awards, and relied on the following the key assumptions and estimates for each calculation: (i) risk free interest rate of 1.0%; (ii) expected dividend yield of 0%; and (iii) expected volatility of 100%. The Black-Scholes pricing model was used to estimate the fair value as it is the most accepted methodology.

(4)      Mark Binns resigned as a director on January 4, 2022.

(5)      90,000 options were issued to Stephanie Li on August 30, 2021 and which expire on August 30, 2026. Each of these options are exercisable for one common share of the Company at a price of $1.50 per common share.

OTHER COMPENSATION

Other than as set forth herein, the Company did not pay any other compensation to executive officers or directors (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full-time employees) during Financial Year 2021 other than benefits and perquisites which did not amount to $10,000 or greater per individual.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLAN

The following table sets forth information with respect to all compensation plans under which equity securities are authorized for issuance as of September 30, 2021:

Equity Compensation Plan Information
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans excluding securities reflected in column (a)
	(a)	(b)	(c)
Equity compensation plans approved by securityholders(1)	1,300,000	$0.20	73,758	(1)
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
TOTAL	1,300,000	$0.20	73,758

(1)     Represents the number of Shares available for issuance under the Equity Incentive Plan, which reserves a number of common shares for issuance, pursuant to the exercise of Options, that is equal to 10% of the issued and outstanding Shares from time to time.

Equity Incentive Plan

The Company adopted an incentive stock option plan on June 23, 2021, as amended July 28, 2022 subject to confirmation by Shareholders at the Meeting, and the Equity Incentive Plan is the Company’s only equity compensation plan. The Equity Incentive Plan is a “rolling” stock option plan, under which 10% of the outstanding Common Shares at any given time are available for issuance thereunder. The purpose of the Equity Incentive Plan is to promote the profitability and growth of the Company by facilitating the efforts of the Company and its subsidiaries to attract and retain directors, senior officers, employees and consultants. The Equity Incentive Plan provides an incentive for and encourages ownership of the Common Shares by such persons to induce them to make a maximum contribution to the Company’s success and to benefit from increases in the value of the Common Shares.

The following information is intended to be a brief description and summary of the material features of the Equity Incentive Plan:

Shares Subject to the Equity Incentive Plan

The Equity Incentive Plan is a rolling plan which, subject to the adjustment provisions provided for therein (including a subdivision or consolidation of the Common Shares), provides that the aggregate maximum number of Common Shares that may be issued upon the exercise or settlement of awards granted under the Equity Incentive Plan shall not exceed 10% of the Company’s issued and outstanding common shares from time to time, such number being 193,875,490 Common Shares as of the date of this Information Circular. WonderFi may complete additional financings which, if completed in whole or in part, will result in the total number of Common Shares issued and outstanding to increase. Should such financing(s) materialize and the number of issued and outstanding Common Shares increase, the Equity Incentive Plan shall still limit the aggregate maximum number of Common Shares that may be issued upon the exercise or settlement of awards at 10% of WonderFi’s issued and outstanding common shares.

The Equity Incentive Plan is considered an “evergreen” plan, since the Common Shares covered by awards which have been exercised, settled or terminated shall be available for subsequent grants under the Equity Incentive Plan and the number of awards available to grant increases as the number of issued and outstanding Common Shares increases.

Insider and Related Persons Participation Limit

The Equity Incentive Plan also provides that the aggregate number of Common Shares (a) issuable to insiders at any time (under all of the Company’s security-based compensation arrangements) cannot exceed 10% of the issued and outstanding Common Shares and (b) issued to insiders within any one-year period (under all of the Company’s security-based compensation arrangements) cannot exceed 10% of WonderFi’s issued and outstanding common shares.

The Equity Incentive Plan also provides that the aggregate number of Common Shares (a) issuable to Related Persons at any time (under all of the Company’s security-based compensation arrangements) cannot exceed 10% of the issued and outstanding Common Shares and (b) issued to Related Persons within any one-year period (under all of WonderFi’s security-based compensation arrangements) cannot exceed 10% of the issued and outstanding Common Shares. The total number of Common Shares which may be issued or issuable to any one Related Person and the associates of the Related Person under the Equity Incentive Plan and all other security-based compensation arrangements within any one-year period shall not exceed 5% of the Common Shares then outstanding.

So long as the common shares of WonderFi are listed on the Toronto Stock Exchange, the aggregate number of Common Shares issued or issuable to persons providing investor relations activities as compensation within a one- year period, shall not exceed 1% of the total number of Common Shares then outstanding.

Furthermore, the Equity Incentive Plan provides that (i) WonderFi shall not make grants of awards to directors if, after giving effect to such grants of awards, the aggregate number of Common Shares issuable to directors, at the time of such grant, under all of WonderFi’s security based compensation arrangements would exceed 1% of the issued and outstanding Common Shares on a non-diluted basis, and (ii) within any one financial year of WonderFi,

(a) the aggregate fair value on the date of grant of all options granted to any one non-employee director shall not exceed $100,000, and (b) the aggregate fair market value on the date of grant of all awards (including, for greater certainty, the fair market value of the options) granted to any one non-employee director under all of WonderFi’s security based compensation arrangements shall not exceed $150,000; provided that such limits shall not apply to

(i) awards taken in lieu of any cash retainer or meeting director fees, and (ii) a one-time initial grant to a non- employee director upon such non-employee director joining the Board.

Any Common Shares issued by WonderFi through the assumption or substitution of outstanding options or other equity-based awards from an acquired company shall not reduce the number of Common Shares available for issuance pursuant to the exercise of awards granted under the Equity Incentive Plan.

Administration of the Equity Incentive Plan

The “Plan Administrator” is determined by the Board. The Equity Incentive Plan may in the future continue to be administered by the Board itself or delegated to a committee of the Board. The Plan Administrator determines which directors, officers, consultants and employees are eligible to receive awards under the Equity Incentive Plan, the time or times at which awards may be granted, the conditions under which awards may be granted or forfeited to WonderFi, the number of Common Shares to be covered by any award, the exercise price of any award, whether restrictions or limitations are to be imposed on the Common Shares issuable pursuant to grants of any award, and the nature of any such restrictions or limitations, any acceleration of exercisability or vesting, or waiver of termination regarding any award, based on such factors as the Plan Administrator may determine.

In addition, the Plan Administrator interprets the Equity Incentive Plan and may adopt guidelines and other rules and regulations relating to the Equity Incentive Plan and make all other determinations and take all other actions necessary or advisable for the implementation and administration of the Equity Incentive Plan.

Eligibility

All directors, employees and consultants are eligible to participate in the Equity Incentive Plan. The extent to which any such individual is entitled to receive a grant of an award pursuant to the Equity Incentive Plan will be determined in the sole and absolute discretion of the Plan Administrator.

Types of Awards

Awards of options, restricted share units, performance share units and deferred share units may be made under the Equity Incentive Plan. All of the awards described below are subject to the conditions, limitations, restrictions, exercise price, vesting, settlement and forfeiture provisions determined by the Plan Administrator, in its sole discretion, subject to such limitations provided in the Equity Incentive Plan and will generally be evidenced by an award agreement. In addition, subject to the limitations provided in the Equity Incentive Plan and in accordance with applicable law, the Plan Administrator may accelerate or defer the vesting or payment of awards, cancel or modify outstanding awards, and waive any condition imposed with respect to awards or Common Shares issued pursuant to awards.

Options

An option entitles a holder thereof to purchase a prescribed number of treasury Common Shares at an exercise price set at the time of the grant. The Plan Administrator will establish the exercise price at the time each option is granted, which exercise price must in all cases be the volume weighted average trading price of Common Shares on the primary exchange on which the Company’s common shares are then listed for the five trading days immediately preceding the date of grant calculated by dividing the total value by the total volume of Common Shares traded for the relevant period (the “Market Price”); provided that, for so long as the Common Shares are listed and posted for trading on the on the primary exchange on which the Company’s common shares are then listed, the Market Price shall not be less than the market price, as calculated under the policies of the on the primary exchange on which the Company’s common shares are then listed; and provided, further, that with respect to an award made to a U.S. taxpayer such participant, the class of Common Shares and the number of Common Shares subject to such award shall be identified by the Plan Administrator prior to the start of the applicable five trading day period. In the event that such Common Shares are not listed and posted for trading on any Exchange, the Market Price shall be the fair market value of such Common Shares as determined by the Board in its sole discretion and, with respect to an award made to a U.S. taxpayer, in accordance with Section 409A of the United States Internal Revenue Code of 1986 (the “Code”).

Subject to any accelerated termination as set forth in the Equity Incentive Plan, each option expires on its respective expiry date. The Plan Administrator will have the authority to determine the vesting terms applicable to grants of options. Once an option becomes vested, it shall remain vested and shall be exercisable until expiration or termination of the option, unless otherwise specified by the Plan Administrator or as otherwise set forth in any written employment agreement, award agreement or other written agreement between WonderFi or a subsidiary of WonderFi and the participant. The Plan Administrator has the right to accelerate the date upon which any option becomes exercisable. The Plan Administrator may provide at the time of granting an option that the exercise of that option is subject to restrictions, in addition to those specified in the Equity Incentive Plan, such as vesting conditions relating to the attainment of specified performance goals.

Unless otherwise specified by the Plan Administrator at the time of granting an option and set forth in the particular award agreement, an exercise notice must be accompanied by payment of the exercise price. Subject to the policies of any stock exchange on which the Common Shares are listed, a participant may, in lieu of exercising an option pursuant to an exercise notice, elect to surrender such option to WonderFi (a “Cashless Exercise”) in consideration for an amount from WonderFi equal to (i) the Market Price of the Common Shares issuable on the exercise of such option (or portion thereof) as of the date such option (or portion thereof) is exercised, less (ii) the aggregate exercise price of the option (or portion thereof) surrendered relating to such Common Shares (the “In-the-Money Amount”) by written notice to WonderFi indicating the number of options such participant wishes to exercise using the Cashless Exercise, and such other information that WonderFi may require. Subject to the provisions of the Equity Incentive Plan and the policies of any stock exchange on which the Common Shares are listed, WonderFi will satisfy payment of the In-the- Money Amount by delivering to the participant such number of Common Shares having a fair market value equal to the In-the-Money Amount.

Restricted Share Units

A restricted share unit is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of WonderFi which entitles the holder to receive one Common Shares (or the value thereof) for each restricted share unit after a specified vesting period (an “RSU”). The Plan Administrator may, from time to time, subject to the provisions of the Equity Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year (the “RSU Service Year”).

The number of RSUs (including fractional RSUs) granted at any particular time under the Equity Incentive Plan will be calculated by dividing (a) the amount of any bonus or similar payment that is to be paid in RSUs, as determined by the Plan Administrator, by (b) the greater of (i) the Market Price of a Common on the date of grant and (ii) such amount as determined by the Plan Administrator in its sole discretion. The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of RSUs, provided that the terms comply with Section 409A of the Code, to the extent applicable.

Upon settlement, holders will redeem each vested RSU for the following at the election of such holder but subject to the approval of the Plan Administrator: (a) one fully paid and non-assessable Common Share in respect of each vested RSU, (b) a cash payment or (c) a combination of Common Share and cash. Any such cash payments made by WonderFi shall be calculated by multiplying the number of RSUs to be redeemed for cash by the Market Price per Common Share as at the settlement date. Subject to the provisions of the Equity Incentive Plan and except as otherwise provided in an award agreement, no settlement date for any RSU shall occur, and no WonderFi Share shall be issued or cash payment shall be made in respect of any RSU any later than the final business day of the third calendar year following the applicable RSU Service Year.

Performance Share Units

A performance share unit is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of WonderFi, which entitles the holder to receive one Common Share (or the value thereof) for each performance share unit after specific performance-based vesting criteria determined by the Plan Administrator, in its sole discretion, have been satisfied (a “PSU”). The performance goals to be achieved during any performance period, the length of any performance period, the amount of any PSUs granted, the effect of termination of a participant’s service and the amount of any payment or transfer to be made pursuant to any PSU will be determined by the Plan Administrator and by the other terms and conditions of any PSU, all as set forth in the applicable award agreement. The Plan Administrator may, from time to time, subject to the provisions of the Equity Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant PSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year (the “PSU Service Year”).

The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of PSUs. Upon settlement, holders will redeem each vested PSU for the following at the election of such holder but subject to the approval of the Plan Administrator: (a) one fully paid and non-assessable Common Share in respect of each vested PSU, (b) a cash payment, or (c) a combination of Common Shares and cash. Any such cash payments made by WonderFi to a participant shall be calculated by multiplying the number of PSUs to be redeemed for cash by the Market Price per Common Share as at the settlement date. Subject to the provisions of the Equity Incentive Plan and except as otherwise provided in an award agreement, no settlement date for any PSU shall occur, and no WonderFi Share shall be issued or cash payment shall be made in respect of any PSU any later than the final business day of the third calendar year following the applicable PSU Service Year.

Deferred Share Units

A deferred share unit is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of WonderFi which entitles the holder to receive one Common Share (or, at the election of the holder and subject to the approval of the Plan Administrator, the cash value thereof) for each deferred share unit on a future date (a “DSU”). The Board may fix from time to time a portion of the total compensation (including annual retainer) paid by WonderFi to a director in a calendar year for service on the Board (the “Director Fees”) that are to be payable in the form of DSUs. In addition, each director is given, subject to the provisions of the Equity Incentive Plan, the right to elect to receive a portion of the cash Director Fees owing to them in the form of DSUs.

Except as otherwise determined by the Plan Administrator or as set forth in the particular award agreement, DSUs shall vest immediately upon grant. The number of DSUs (including fractional DSUs) granted at any particular time will be calculated by dividing (a) the amount of Director Fees that are to be paid in DSUs, as determined by the Plan Administrator, by (b) the Market Price of a Common Share on the date of grant. Upon settlement, holders will redeem each vested DSU for: (a) one fully paid and non-assessable Common Share issued from treasury in respect of each vested DSU, or (b) at the election of the holder and subject to the approval of the Plan Administrator, a cash payment on the date of settlement. Any cash payments made under the Equity Incentive Plan by WonderFi to a participant in respect of DSUs to be redeemed for cash shall be calculated by multiplying the number of DSUs to be redeemed for cash by the Market Price per Common Share as at the settlement date.

Dividend Equivalents

Except as otherwise determined by the Plan Administrator or as set forth in the particular award agreement, RSUs, PSUs and DSUs shall be credited with dividend equivalents in the form of additional RSUs, PSUs and DSUs, as applicable, as of each dividend payment date in respect of which normal cash dividends are paid on Common Shares. Dividend equivalents shall vest in proportion to, and settle in the same manner as, the awards to which they relate. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Common Share by the number of RSUs, PSUs and DSUs, as applicable, held by the participant on the record date for the payment of such dividend, by (b) the Market Price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places.

Share Based Awards

The Plan Administrator may grant other types of equity-based or equity-related awards not otherwise described by the terms of the Equity Incentive Plan (including the grant or offer for sale of unrestricted Common Shares) in such amounts and subject to such terms and conditions, including, but not limited to, being subject to performance criteria, or in satisfaction of such obligations, as the Plan Administrator shall determine. Such awards may involve the transfer of actual Common Share to participants, or payment in cash or otherwise of amounts based on the value Common Shares. The grant of any other types of equity-based or equity related awards not otherwise described more specifically in the summary of the Equity Compensation Plan is subject to the prior approval of the TSX.

Black-out Periods

In the event an award expires, at a time when a scheduled blackout is in place or an undisclosed material change or material fact in the affairs of WonderFi exists, the expiry of such award will be the date that is 10 business days after which such scheduled blackout terminates or there is no longer such undisclosed material change or material fact.

Term

While the Equity Incentive Plan does not stipulate a specific term for awards granted thereunder, as discussed below, awards may not expire beyond 10 years from its date of grant, except where shareholder approval is received or where an expiry date would have fallen within a blackout period of WonderFi. All awards must vest and settle in accordance with the provisions of the Equity Incentive Plan and any applicable award agreement, which award agreement may include an expiry date for a specific award.

Termination of Employment or Services

The following table describes the impact of certain events upon the participants under the Equity Incentive Plan, including termination for cause, resignation, termination without cause, disability, death or retirement, subject, in each case, to the terms of a participant’s applicable employment agreement, award agreement or other written agreement:

Event	Provisions
Termination for Cause/Resignation	Any option, RSU, PSU, DSU or other award held by the participant that has not been exercised, surrendered or settled as of the termination date of the participant, as defined and determined in accordance with the Equity Incentive Plan (the “Termination Date”) shall be immediately forfeited and cancelled as of the Termination Date.
Termination without Cause

A portion of any unvested options, RSUs, PSUs, DSUs or other awards shall immediately vest, such portion to be equal to the number of unvested options, RSUs, PSUs, DSUs or other awards held by the participant as of the Termination Date multiplied by a fraction the numerator of which is the number of days between the date of grant and the Termination Date and the denominator of which is the number of days between the date of grant and the date any unvested options, RSUs, PSUs, DSUs or other awards were originally scheduled to vest. Any vested options may be exercised by the participant at any time during the period that terminates on the earlier of: (A) the expiry date of such option; and (B) the date that is 90 days after the Termination Date. If an option remains unexercised upon the earlier of (A) or (B), the option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested award other than an option, such award will be settled within 90 days after the Termination Date.

In the case of vested awards of a U.S. taxpayer, vested RSUs will be settled within 90 days after the Termination Date, vested DSUs will be settled in accordance with the participant’s DSU Election Notice (as such term is defined in the Equity Incentive Plan), and PSUs will be settled within 90 days after the Termination Date, provided that in all cases such PSUs will be settled by March 15th of the year immediately following the calendar year in which the Termination Date occurs.

Disability

Any award that has not vested as of the date of the Termination Date shall vest on such date. Any vested option may be exercised at any time until the expiry date of such option. Any vested award other than an option, that is held by a participant that is not a U.S. taxpayer, will be settled within 90 days after the Termination Date. In the case of vested awards of a U.S. taxpayer, vested RSUs will be settled within 90 days after the Termination Date, vested DSUs will be settled in accordance with the Participant’s DSU Election Notice, and PSUs that become vested will be settled within 90 days after the Termination Date, provided that in all cases such PSUs will be settled by March 15th of the year immediately following the calendar year in which the Termination Date occurs.

Event	Provisions
Death

Any award that is held by the participant that has not vested as of the date of the death of such participant shall vest on such date. Any vested option may be exercised by the participant’s beneficiary or legal representative (as applicable) at any time during the period that terminates on the earlier of: (a) the expiry date of such option, and (b) the first anniversary of the date of the death of such participant. If an option remains unexercised upon the earlier of (A) or (B), the option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of an award other than an option, that is held by a participant that is not a U.S. taxpayer, such award will be settled with the participant’s beneficiary or legal representative (as applicable) within 90 days after the date of the participant’s death.

In the case of vested awards of a U.S. taxpayer, vested RSUs will be settled within 90 days after the date of death, vested DSUs will be settled in accordance with the participant’s DSU Election Notice, and PSUs will be settled within 90 days after the date of death, provided that in all cases such PSUs will be settled by March 15th of the year immediately following the calendar year in which the death occurs.

Retirement

Any (i) outstanding award that vests or becomes exercisable based solely on the participant remaining in the service of WonderFi or its subsidiary will become 100% vested, and (ii) outstanding award that vests based on the achievement of performance goals that has not previously become vested shall continue to be eligible to vest based upon the actual achievement of such performance goals. Any vested option may be exercised by the participant at any time during the period that terminates on the earlier of: (A) the expiry date of such option; and (B) the third anniversary of the participant’s date of retirement. If an option remains unexercised upon the earlier of (A) or (B), the option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested award other than an option that is described in (i), such award will be settled within 90 days after the participant’s retirement. In the case of a vested award other than an option that is described in (ii), such award will be settled at the same time the award would otherwise have been settled had the participant remained in active service with WonderFi or its subsidiary. Notwithstanding the foregoing, if, following his or her retirement, the participant commences (the “Commencement Date”) employment, consulting or acting as a director of WonderFi or any of its subsidiaries (or in an analogous capacity) or otherwise as a service provider to any person that carries on or proposes to carry on a business competitive with WonderFi or any of its subsidiaries, any option or other award held by the participant that has not been exercised or settled as of the Commencement Date shall be immediately forfeited and cancelled as of the Commencement Date.

Change in Control

Under the Equity Incentive Plan, except as may be set forth in an employment agreement, award agreement or other written agreement between WonderFi or a subsidiary of WonderFi and a participant:

(a)	If within 12 months following the completion of a transaction resulting in a Change in Control (as defined below), a participant’s employment, consultancy or directorship is terminated by WonderFi or a subsidiary of WonderFi without cause, without any action by the Plan Administrator:

(i)	any unvested awards held by the participant at Termination Date shall immediately vest; and

(ii)	any vested awards may be exercised, surrendered to WonderFi, or settled by the participant at any time during the period that terminates on the earlier of: (A) the expiry date of such award; and (B) the date that is 90 days after the Termination Date. Any award that has not been exercised, surrendered or settled at the end of such period being immediately forfeited and cancelled.

(b)	Unless otherwise determined by the Plan Administrator, if, as a result of a Change in Control, the Common Shares will cease trading on the primary exchange on which the Company’s common shares are then listed, WonderFi may terminate all of the awards, other than an option held by a participant that is a resident of Canada for the purposes of the Income Tax Act (Canada), granted under the Equity Incentive Plan at the time of and subject to the completion of the Change in Control transaction by paying to each holder at or within a reasonable period of time following completion of such Change in Control transaction an amount for each award equal to the fair market value of the award held by such participant as determined by the Plan Administrator, acting reasonably, provided that any vested awards granted to U.S. taxpayers will be settled within 90 days of the Change in Control.

Subject to certain exceptions, a “Change in Control”, for the purposes of the Equity Incentive Plan, includes (i) any transaction at any time and by whatever means pursuant to which any Person or any group of two (2) or more Persons acting jointly or in concert hereafter acquires the direct or indirect “beneficial ownership” (as defined in National Instrument 62-104 – Take-over Bids and Issuer Bids of the Canadian Securities Administrators) of, or acquires the right to exercise control or direction over, securities of WonderFi representing more than 50% of the then issued and outstanding voting securities of WonderFi, including, without limitation, as a result of a take–over bid, an exchange of securities, an amalgamation of WonderFi with any other entity, an arrangement, a capital reorganization or any other business combination or reorganization; (ii) the sale, assignment or other transfer of all or substantially all of the consolidated assets of WonderFi to a Person other than a subsidiary of WonderFi; (iii) the dissolution or liquidation of WonderFi, other than in connection with the distribution of assets of WonderFi to one (1) or more Persons which were Affiliates of WonderFi prior to such event; (iv) the occurrence of a transaction requiring approval of WonderFi’s shareholders whereby WonderFi is acquired through consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any other Person (other than a short form amalgamation or exchange of securities with a subsidiary of WonderFi); (v) individuals who comprise the Board as of the date hereof (the “Incumbent Board”) for any reason cease to constitute at least a majority of the members of the Board, unless the election, or nomination for election by WonderFi’s shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, and in that case such new director shall be considered as a member of the Incumbent Board; or (vi) any other event which the Board determines to constitute a Change in Control of WonderFi.

Provided that, notwithstanding clauses (i), (ii), (iii) and (iv) above, a Change in Control shall be deemed not to have occurred if immediately following the transaction set forth in clauses (i), (ii), (iii) or (iv) above: (A) the holders of securities of WonderFi that immediately prior to the consummation of such transaction represented more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors of WonderFi hold (x) securities of the entity resulting from such transaction (including, for greater certainty, the Person succeeding to assets of WonderFi in a transaction contemplated in clause (ii) above) (the “Surviving Entity”) that represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees (“voting power”) of the Surviving Entity, or (y) if applicable, securities of the entity that directly or indirectly has beneficial ownership of 100% of the securities eligible to elect directors or trustees of the Surviving Entity (the “Parent Entity”) that represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees of the Parent Entity, and (B) no Person or group of two or more Persons, acting jointly or in concert, is the beneficial owner, directly or indirectly, of more than 50% of the voting power of the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) (any such transaction which satisfies all of the criteria specified in clauses (A) and (B) above being referred to as a “Non-Qualifying Transaction” and, following the Non–Qualifying Transaction, references in this definition of “Change in Control” to WonderFi shall mean and refer to the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) and, if such entity is a company or a trust, references to the “Board” shall mean and refer to the board of directors or trustees, as applicable, of such entity).

Notwithstanding the foregoing, for purposes of any award that constitutes “deferred compensation” (within the meaning of Section 409A of the Code), the payment of which is triggered by or would be accelerated upon a Change in Control, a transaction will not be deemed a Change in Control for Awards granted to any participant who is a U.S. taxpayer unless the transaction qualifies as “a change in control event” within the meaning of Section 409A of the Code.

Non-Transferability of Awards

Except as permitted by the Plan Administrator and to the extent that certain rights may pass to a beneficiary or legal representative upon death of a participant, by will or as required by law, no assignment or transfer of awards, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such awards whatsoever in any assignee or transferee and immediately upon any assignment or transfer, or any attempt to make the same, such awards will terminate and be of no further force or effect. To the extent that certain rights to exercise any portion of an outstanding award pass to a beneficiary or legal representative upon the death of a participant, the period in which such award can be exercised by such beneficiary or legal representative shall not exceed one year from the participant’s death.

Amendments to the Equity Incentive Plan

Subject to the limitations set out in the Equity Incentive Plan, a majority of the members of the Board, other than directors that would receive, or would be eligible to receive, a material benefit resulting from the amendment, may also from time to time, without notice and without approval of the holders of voting Common Shares, amend, modify, change, suspend or terminate the Equity Incentive Plan or any awards granted pursuant thereto as it, in its discretion, determines appropriate, provided that (a) no such amendment, modification, change, suspension or termination of the Equity Incentive Plan or any award granted pursuant thereto may materially impair any rights of a participant or materially increase any obligations of a participant under the Equity Incentive Plan without the consent of such participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable Securities Laws or stock exchange requirements, and (b) any amendment that would cause an award held by a U.S. taxpayer to be subject to the income inclusion under Section 409A of the Code, as amended, shall be null and void ab initio.

Notwithstanding the above, and subject to the rules of any applicable stock exchange, the approval of shareholders is required to effect any of the following amendments to the Equity Incentive Plan:

(a)	increasing the maximum number of Common Shares issuable where, following the increase, the total number of Common Shares issuable under the Equity Incentive Plan is equal to or greater than 10% of the securities of WonderFi (calculated on a non-diluted basis) outstanding as of the date the Equity Incentive Plan was last approved by holders of Common Shares;

(b)	re-pricing of an award benefiting a Related Person of WonderFi;

(c)	an extension of the term of an award benefiting a Related Person of WonderFi;

(d)	an extension of the term of an award, where the exercise price is lower than the Market Price;

(e)	any amendment to remove or to exceed the limits set out in the Equity Incentive Plan on awards available to Related Persons of WonderFi;

(f)	amendments to an amending provision within the Equity Incentive Plan;

(g)	increasing or removing the 10% limits on Common Shares issuable or issued to insiders;

(h)	reducing the exercise price of an option award (for this purpose, a cancellation or termination of an award of a participant prior to its expiry date for the purpose of reissuing an award to the same participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an award) except pursuant to the provisions in the Equity Incentive Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting WonderFi or its capital;

(i)	extending the term of an option award beyond the original expiry date (except where an expiry date would have fallen within a blackout period applicable to the participant or within 10 business days following the expiry of such a blackout period);

(j)	permitting an option award to be exercisable beyond 10 years from its date of grant (except where an expiry date would have fallen within a blackout period);

(k)	increasing or removing the limits on the participation of non-employee directors;

(l)	any amendment to an entitlement to an individual award;

(m)	permitting awards to be transferred to a person;

(n)	changing the eligible participants;

(o)	propose to amend any material term of the Equity Incentive Plan, such proposed amendment having first received the approval of a majority of the Board; or

(p)	deleting or otherwise limiting the amendments that require approval of the shareholders.

Except for the items listed above, amendments to the Equity Incentive Plan will not require shareholder approval. Such amendments include (but are not limited to): (a) amending the general vesting provisions of an award, (b) amending the provisions for early termination of awards in connection with a termination of employment or service, (c) adding covenants of WonderFi for the protection of the participants, (d) amendments that are desirable as a result of changes in law in any jurisdiction where a participant resides, and (e) curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error.

Burn Rate

The following table sets out the burn rate of securities for the last financial year of the Company:

Year	Securities Granted Pursuant to the Plan	Weighted Average Number of Common Shares Outstanding	Burn Rate[1]
2021	2,159,720 + 1,730,000	0.61	1.7672
2020	N/A	N/A	N/A
2019	1,300,000	N/A	N/A

Notes:

(1)	During fiscal year 2021, 2,460,000 options, and 1,730,000 RSUs were granted pursuant to the Plan; 14,169 Options have been exercised and 286,116 Options were cancelled.

(2)	There were no securities granted pursuant to the Plan during fiscal year 2020.

(3)	During fiscal year 2019, 1,300,000 options were granted pursuant to the Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date hereof, other than indebtedness that has been entirely repaid on or before the date of this information circular or “routine indebtedness” as defined in Form 51-102F5 of National Instrument 51-102 – Continuous Disclosure Obligations none of:

(a)	the individuals who are, or at any time since the beginning of the last financial year of the Company were, a director or executive officer of the Company;

(b)	the proposed nominees for election as a director of the Company; or

(c)	any associates of the foregoing persons, is, or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or any subsidiary of the Company, or is a person whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any subsidiary of the Company.

1 The “burn rate” is defined as the number of securities granted in a fiscal year divided by the weighted average number of Common Shares outstanding in that year. The weighted average number of Common Shares outstanding is the number of Common Shares outstanding at the beginning of the period, adjusted by the number of Common Shares bought back or issued during the period multiplied by a time-weighting factor. Time-weighting factor is the number of days that the Common Shares are outstanding as a proportion of the total number of days in the period.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For purposes of the following discussion, “Informed Person” means:

(a)         a Director or Officer;

(b)         a director or executive officer of a person or company that is itself an Informed Person or a subsidiary of the Company;

(c)         any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the Company, other than the voting securities held by the person or company as underwriter in the course of a distribution; and

(d)         the Company itself if it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Except as disclosed below, elsewhere herein or in the Notes to the Company’s financial statements for the financial year ended September 30, 2021 none of

(a)         the Informed Persons of the Company;

(b)         the proposed nominees for election as a Director; or

(c)         any associate or affiliate of the foregoing persons,

has any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in a proposed transaction which has materially affected or would materially affect the Company or any subsidiary of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

Financial Statements

At the Meeting, Shareholders will receive and consider the financial statements of the Company as at and for the year ended September 30, 2021 and the independent auditors’ report thereon, but no vote by the Shareholders with respect thereto is required or proposed to be taken. These financial statements, the auditor’s report thereon, and management’s discussion and analysis for the financial year ended September 30, 2021 are available under the Company’s profile on SEDAR at www.sedar.com. The Meeting Materials will be available from Computershare, at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1 or from the head office of the Company, which is located at Suite 250, 780 Beatty Street, Vancouver, British Columbia, V6B 2M1.

Appointment and Remuneration of Auditor

Shareholders will be asked to approve the re-appointment of Crowe MacKay LLP as the auditor of the Company to hold office until the next Annual General Meeting of the Shareholders at remuneration to be fixed by the Board.

Unless otherwise instructed, proxies and voting instructions given pursuant to this solicitation by the management of the company will be voted FOR appointing Crowe MacKay LLP as the Company’s independent auditor for the ensuing year, and FOR authorizing the Board to fix the auditor’s pay.

Fixing the Number of Directors

The articles of the Company provide for that the numbers of directors shall be set at the greater of three and the most recent number of directors set by ordinary resolution. Accordingly, at the Meeting, Shareholders will be asked to consider and, if deemed appropriate, pass a resolution fixing the number of directors to be elected to hold office until the next annual meeting or until their successors are elected or appointed, in accordance with the articles of the Company, at seven, subject to increases as provided by the articles of the Company and the BCBCA

To be effective, the resolution fixing the number of directors to be elected at the Meeting at seven must be approved by not less than 50% of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Meeting.

The Board unanimously recommends that shareholders vote in favour of the resolution fixing the number of directors to be elected at the Meeting at seven.

Unless otherwise instructed, proxies and voting instructions given pursuant to this solicitation by the management of the company will be voted FOR the resolution fixing the number of directors to be elected at the meeting at seven.

Election of Directors

The persons named below are the nominees of management for election as directors. Three of the current directors of the Company will be standing for re-election. Dean Skurka, Andrei Poliakov, Alexia Hefty and Asha Daniere are being nominated for election as directors. Dean Sutton and Bill Koutsouras will not be standing for re-election at the Meeting. Each director elected will hold office until the next annual general meeting or until the director’s successor is elected or appointed unless the director’s office is earlier vacated under any of the relevant provisions of the Articles of the Company or the BCBCA. It is the intention of the persons named as proxyholders in the enclosed Proxy form to vote for the election to the Board of those persons hereinafter designated as nominees for election as directors. The Board does not contemplate that any of such nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, Proxies in favour of management designees will be voted for another nominee in their discretion unless the Shareholder has specified in such Shareholder’s Proxy that such Shareholder’s Ordinary Shares are to be withheld from voting in the election of directors.

Shareholders have the option to (i) vote for all of the directors of the Company listed in the table below; (ii) vote for some of the directors and withhold for others; or (iii) withhold for all of the directors. Unless otherwise instructed, proxies and voting instructions given pursuant to this solicitation by the management of the Company will be voted for the election of each of the proposed nominees set forth in the table below.

The following table and the biographies below set out, among other things, the name of each of the persons proposed to be nominated for election as a director; all positions and offices in the Company presently held by the nominee; the nominee’s principal occupation or employment for the last five years; the period during which the nominee has served as a director; and the number of Shares that the nominee has advised are beneficially owned by the nominee, directly or indirectly, or over which control or direction is exercised, as of July 28, 2022.

Name, place of residence and positions with the Company	Principal Occupation and, IF NOT at Present an ELECTED Director, Occupation During the Past Five Years(1)	Period served as a director	Number of Common Shares Beneficially Owned of the Company(1)
Ben Samaroo Vancouver, British Columbia, Canada Director, CEO	CEO and Director of the Company since August 2021.	August 29, 2021	3,710,483
Dean Skurka Toronto, Ontario, Canada Director-nominee	CEO of Bitbuy since July 29, 2022. Previousl, he held the position CFO of Bitbuy since 2018.	Nominee Director	5,352,686
Andrei Poliakov Toronto, Ontario, Canada Director-nominee	CEO and Co-Founder of Coinberry since July 2017.	Nominee Director	Nil
Stephanie Li(2)(3) Calgary, Alberta, Canada Director	Independent Director of WonderFi since August 2021; Vice President, Finance at American Hotel Income Properties REIT LP since June 2022, CFO at Cielo Waste Solutions from May 2021 to May 2022; Director of Accounting of Bosa Properties from November 2020 to April 2021; Director of Finance & Controller at Northview Apartment REIT from September 2016 to October 2020.	August 30, 2021	Nil
Ameer Rosic(2)(3) Toronto, Ontario, Canada Director-nominee	Entrepreneur, marketing expert and angel investor. CEO and founder of Block Geeks from 2016 to 2019. After 2019, became full time advisor and investor in blockchain, agriculture, and ecommerce.	March 24, 2022	264,693
K. Alexia Hefti(3) Saadiyat Island, Abu Dhabi Director-nominee	Executive Chairman and Partner, Abed Group from 2021 to present; Founder and CEO, eGovern.com 2020-2021; Global Blockchain Tax Leader, Indirect Tax, Deloitte from 2019 to 2020; Blockchain Tax Lead, Deloitte from 2018 to 2019; Fintech Advisory Board Member, Government of Bermuda from 2019 to present; Board Member, Women Entrepreneurs Global Studios from 2020 to present.	Nominee Director	N/A
Asha Daniere(2) Toronto, Canada Director-nominee	March 2020 to present – Independent Strategic Legal Advisor; September 2012 to February 2020 – Executive Vice-President, Legal and Business Affairs at Blue Ant Media.	Nominee Director	N/A

Notes:

(1)	The information, not being within the knowledge of the Company, was obtained from the respective directors themselves. Information provided as at the Record Date.

(2)	Current member (or proposed member) of the Audit Committee of the Company.

(3)	Current member (or proposed member) of the Compensation, Corporate Governance and Nominating Committee.

Director Biographies

Ben Samaroo

Ben is an entrepreneur with executive and advisory experience in private and public companies in fintech, blockchain and digital assets. Ben is a co-founder and has served as CEO of WonderFi since inception, and has led the Company through its public listing on the NEO Exchange and subsequent uplifting Ben was formerly an executive officer of First Coin Capital, a cryptocurrency start-up acquired by Galaxy Digital in 2018. He serves as an advisor to the British Columbia Securities Commission on the Fintech Advisory Forum and to FINTRAC on virtual currencies. Ben holds his Juris Doctor and Bachelor of Commerce from the University of Alberta. Ben previously practiced corporate finance and securities law at Osler, Hoskin & Harcourt LLP.

Dean Skurka

Dean Skurka is currently the Head of Exchanges at WonderFi, and CEO & President at Bitbuy Holdings Inc. He was formerly the Head of Finance and Compliance for First Ledger Corp, the company acquired by WonderFi Technologies Inc. Since joining Bitbuy in 2018, Dean has led all finance, compliance, and regulatory strategy development and implementation and growth initiatives including all M&A transactions. Key milestones include completing Canada’s first Proof of Reserve & Solvency Report, structuring insured user bitcoin holdings 1:1, and growing cumulative transaction volume on the platform from $25M in 2018 to over $3B in 2021. Prior to First Ledger Corp, Dean spent over 5 years working in corporate restructuring and insolvency, acting as a financial advisor to secured lenders and financial institutions. Dean holds a Bachelor of Commerce from Ryerson University, having majored in finance, and minored in accounting.

Andrei Poliakov

Mr. Poliakov is the CEO and Co-Founder of Coinberry, one of Canada’s premier digital currency platforms and the first platform in Canada to partner with a Government Municipality. Mr. Poliakov holds an MBA from the Schulich School of Business, an Engineering degree from the University of Toronto. With over 10 years of technical implementation and strategic development experience, Mr. Poliakov helps others understand trends, gain technical insights, and overcome common misunderstandings about the cryptocurrency industry.

Stephanie Li

Stephanie brings more than 15 years of finance experience to her role at WonderFi, with a particular specialty in high-growth and future-forward environments. She is currently the Vice President, Finance at American Hotel Income Properties REIT LP (“AHIP”). AHIP owns premium branded, select-service hotels in the U.S. markets and is traded on the Toronto Stock Exchange (“TSX”). Ms. Li was previously the Chief Financial Officer at Cielo Waste Solutions Corp. (“Cielo”), a waste-to-fuel environmental technology company listed on the TSX Venture Exchange. Prior to Cielo, Ms. Li served in a leadership role at Northview Apartment REIT, one of Canada’s largest publicly traded multi-family REITs listed on the TSX, which was acquired in 2020 for $4.9 billion. Stephanie has extensive experience in leadership, strategic planning, capital market, financial reporting, governance and risk management. Ms. Li is a Chartered Professional Accountant and holds a Bachelor of Commerce degree from the University of Alberta.

Ameer Rosic

Mr. Rosic is a serial entrepreneur, marketing expert, angel investor and a long standing Web3 evangelist. In 2016, Mr. Rosic co-founded BlockGeeks with Dmitry Buterin, and it is one of the larger blockchain education and resource hubs on the internet. Through Rosic Media, a niche digital marketing firm, he has helped a number of prominent Direct-to-Consumer brands with implementing effective marketing, growth and customer acquisition strategies. Mr. Rosic is an active participant in the crypto ecosystem as an investor and advisor with leading DeFi protocols including Badger Dao, Synthetix and Thorchain which collectively represent approximately $3 billion in total value locked and have seen billions of dollars of transaction volume since inception.

K. Alexia Hefti

K. Alexia Hefti is Executive Chairman and Partner of the Abed Group, a venture studio and private equity fund for blockchain regulatory technology companies. She was previously the CEO of eGovern.com, assisting governments design blockchain-enabled government services aimed at increasing citizenry engagement and governance. Ms. Hefti worked at Deloitte Middle East and Deloitte Canada, where she co-founded the blockchain and cryptocurrency tax advisory practice. Ms. Hefti sits on the Bermuda Global FinTech Advisory Board to assist the government in developing its fintech ecosystem. Ms. Hefti is a New York-qualified lawyer, and a graduate from McGill University (B.C.L/LL.B) and the University of British Columbia (BA).

Asha Daniere

Ms. Daniere is a strategic and legal advisor to companies in the media and technology industries. Previously, she was Executive Vice-President, Legal and Business Affairs at Blue Ant Media, a multi-platform media company. Ms. Daniere was the Senior Vice President and General Counsel at Score Media Inc. (“Score Media”), formerly a publicly traded sports media company. Prior to her role at Score Media, Ms. Daniere was General Counsel at Fun Technologies Inc. (“Fun Technologies”), an Internet start-up that previously traded on the TSX and on the Alternative Investment Market. Fun Technologies was focused on online skill games and online fantasy sports offerings and was bought by Liberty Media Inc. during her tenure at a valuation of $454,000,000. In addition to her experience in Canada, Ms. Daniere practiced law in the United States as an associate at White and Case LLP in New York City and as in-house counsel to The Topps Company, Inc. Ms. Daniere is currently a board member of the Toronto International Film Festival and MDC Partners Inc. She received her J.D. from Tulane Law School and her B.A. from the University of Toronto.

Management does not contemplate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority will be exercised by the persons named in the accompanying Proxy to vote the Proxy for the election of any other person or persons in place of any Nominee or Nominees unable to serve. All Nominees have established their eligibility and willingness to serve as directors.

The Board unanimously recommends that Shareholders vote FOR the election of the directors listed in the table above. Unless authority is withheld, the management proxyholders intend to vote the Shares represented by each Proxy, properly executed, FOR the election of the each of the directors listed in the table above.

Information with respect to each Nominee in the Board and Resulting Issuer Board is included below. The disclosure below is based upon information furnished by the respective proposed Nominee. Except as indicated below, each of the proposed Nominees has held the principal occupation shown beside the Nominee’s name in the table below or another executive office with the same or a related company, for the last five years.

Majority Voting for Directors

The Board adopted a policy requiring that in an uncontested election of directors, any nominee who receives a greater number of votes “withheld” than votes “for” will tender a resignation to the Chairman of the Board promptly following the Meeting. The Compensation, Nomination and Governance Committee of the Board (the “CNGC”) will consider the offer of resignation and, except in special circumstances, will recommend that the Board accept the resignation. The Board will make its decision and announce it in a press release within 90 days following the Meeting, including the reasons for rejecting the resignation, if applicable. The nominee will not participate in any CGNC or Board deliberations on the resignation offer. The policy does not apply in circumstances involving contested director elections.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

For the purposes of the following disclosure, “order” means (a) a cease trade order; (b) an order similar to a cease trade order; or (c) an order that denied the relevant company access to any exemption under securities legislation, any of which was in effect for a period of more than thirty (30) consecutive days.

No current directors or proposed Nominee of the Company:

(a)	is, as at the date of this Information Circular, or has been, within ten (10) years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including WonderFi) that,

(i)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	was subject to an order that was issued after the proposed director was acting in the capacity as director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer,

(b)	is, as at the date of this Information Circular, or has been within ten (10) years before the date of this Information Circular, a director or executive officer of any company (including WonderFi) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, amalgamation or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)	has, within the ten (10) years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, amalgamation or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Articles Amendment Resolution

Introduction

From time to time, it is appropriate for a public corporation to review its form of Articles to ensure it is up to date with current legislation and standard practices with respect to the management and administration of a reporting issuer in Canada. Current Articles of the Company (the “Articles”) contained certain provisions that are considered outdated and not suitable for a Toronto Stock Exchange (“TSX”) listed company. The Company proposes to amend its Articles to ensure the Articles are more appropriate for a Company listed on the TSX.

Current Articles allow for any director to appoint an alternate director to act in his or her place at meetings of the directors or committees of the directors at which the appointing director is not present unless the directors have reasonably disapproved the appointment of such person as an alternate director. When up-listing on the TSX, the Company adopted a policy whereby the directors undertook not to appoint alternate directors. The alternate director provisions are rarely relied upon and the ability of a director to appoint an alternate director raises governance concerns. When up-listing on the TSX, the Company adopted a policy whereby the directors undertook not to appoint alternate directors. The amended Articles will not allow for directors to appoint alternate directors.

The Board is proposing that the existing Articles of the Company be amended by special resolution to remove Article 15 – Alternate Directors and replace it to include advance notice provisions (the “Advance Notice Provisions”), intended to: (i) facilitate an orderly and efficient annual general or, where the need arises, special, meeting; (ii) ensure that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allow shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation.

Purpose of the Advance Notice Provisions

The purpose of the Advance Notice Provisions is to provide shareholders, directors and management of the Company with a clear framework for nominating directors. The Advance Notice Provisions fix a deadline by which holders of record of Shares of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders and set forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

Effect of the Advance Notice Provisions

Subject only to the BCBCA and the Advance Notice Provisions incorporated into the Company's Articles, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the Board may be made at any annual meeting of shareholders, or at any special meeting of shareholders, if one of the purposes for which the special meeting was called was the election of directors.

In order to be eligible for election to the Board at any annual meeting or special meeting of shareholders, persons must be nominated in accordance with one of the following procedures:

(a)	by or at the direction of the Board, including pursuant to a notice of meeting;

(b)	by or at the direction or request of one or more shareholders pursuant to a valid proposal made in accordance the provisions of the Business Corporations Act (British Columbia), or a requisition of the shareholders made in accordance with the Business Corporations Act (British Columbia); or

(c)	by any person (a “Nominating Shareholder”): (i) who, at the close of business on the date of the giving of the notice provided for below for in the Advance Notice Provisions and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more Shares carrying the right to vote at such meeting or who beneficially owns Shares that are entitled to be voted at such meeting; and (ii) who complies with the notice procedures set forth below in the Advance Notice Provisions.

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given (a) timely notice thereof in proper written form to the Corporate Secretary of the Company at the principal executive offices of the Company in accordance with this Advance Notice Provisions and (b) the representation and agreement with respect to each candidate for nomination as required by, and within the time period specified in this Advance Notice Provisions.

To be timely, a Nominating Shareholder’s notice to the Corporate Secretary of the Company must be made: (a) in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the tenth (10th) day following the Notice Date; and (b) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made. In no event shall any adjournment or postponement of a meeting of shareholders, or the announcement thereof, or the reconvening of any adjourned or postponed meeting of shareholders commence a new time period for the giving of a Nominating Shareholder’s notice as described above. Notwithstanding the foregoing, the Board may, in its sole discretion, waive the time periods summarized above.

To be in proper written form, a Nominating Shareholder’s notice to the Corporate Secretary of the Company must set forth:

(a)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director:

(i)	the name, age, business address and residential address of the person;

(ii)	the principal occupation and employment history for the past five years of the person;

(iii)	the citizenship of such person;

(iv)	a personal information form in the form prescribed by the appropriate securities exchange;

(v)	the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

(vi)	a statement as to whether such person would be “independent” of the Company (within the meaning of applicable securities law) if elected as a director at such meeting and the reasons and basis for such determination;

(vii)	confirmation that such person is not prohibited or disqualified from acting as a director; and

(viii)	any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act (British Columbia) and Applicable Securities Laws (as defined below); and

(b)	as to the Nominating Shareholder giving the notice:

(i)	any information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act (British Columbia) and Applicable Securities Laws (as defined below); and

(ii)	the class or series and number of Shares in the capital of the Company which are controlled or which are owned beneficially or of record by the Nominating Shareholder as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice.

The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as a director of the Company or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, or such proposed nominee.

To be eligible to be a candidate for election as a director of the Company and to be duly nominated, a candidate must be nominated in the manner prescribed in the Advance Notice Provisions and the candidate for nomination, whether nominated by the board or otherwise, must have previously delivered to the Corporate Secretary of the Company at the principal executive offices of the Company, not less than 5 days prior to the date of the meeting of shareholders, a written representation and agreement (in form provided by the Company) that such candidate for nomination, if elected as a director of the Company, will comply with all applicable corporate governance, conflict of interest, confidentiality, share ownership, majority voting and insider trading policies and other policies and guidelines of the Company applicable to directors and in effect during such person’s term in office as a director (and, if requested by any candidate for nomination, the Corporate Secretary of the Company shall provide to such candidate for nomination all such policies and guidelines then in effect).

No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Advance Notice Provisions; provided, however, that nothing in the Advance Notice Provisions shall be deemed to preclude discussion by a shareholder (as distinct from nominating directors) at a meeting of shareholders of any matter that is properly brought before such meeting pursuant to the BCBCA or at the discretion of the chair of the meeting. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

Notwithstanding any other provision of the Advance Notice Provisions, notice or any delivery given to the Corporate Secretary of the Company pursuant to the Advance Notice Provisions may only be given by personal delivery, facsimile transmission or by email (provided that the Corporate Secretary of the Company has stipulated an email address for purposes of this notice, at such email address as stipulated from time to time), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Corporate Secretary at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described in this Advance Notice Provisions or the delivery of a representation and agreement as described in this Advance Notice Provisions.

Shareholder Confirmation

In order to remove Article 15 – Alternate Directors and implement the Advance Notice Provisions, the shareholders of the Company will be asked to consider and, if thought fit, pass a special resolution, requiring a minimum majority of two thirds of the votes cast in person or represented by proxy at the Meeting by the shareholders of the Company, to amend the Company’s Articles. Holders of Shares will each be entitled to vote on the special resolution. The full text of the proposed alteration to the Company’s Articles to include the Advance Notice Provisions is attached to this Information Circular as Schedule “A” to the Appendix “A”.

If the Articles Amendment Resolution is passed, the amendment to the Articles will become effective on the date and time that the special resolution is received for deposit at the Company's records office, which the Company anticipates will be immediately after the Meeting.

At the Meeting, Shareholders will be asked to consider, and if thought appropriate, to pass a special resolution (the “Articles Amendment Resolution”):

(a)	removing Article 15 – Alternate Directors;

(b)	adding Article 15 – Advance Notice Provisions.

The full text of the Articles Amendment Resolution is included in Appendix “A” – “Resolutions to be Approved at the Meeting.”

Recommendation

A majority vote of a minimum of two-thirds of the votes cast on the resolution must be received in order to pass the above special resolution. Management and the Board of directors of the Company believe the Advance Notice Provisions will provide a clear framework for nominating directors. The Company’s management recommends that the shareholders vote in favour of the Article Amendment Resolution. Unless you give instructions otherwise, the Management Proxyholders intend to vote FOR the Article Amendment Resolution.

Option and Equity Incentive Plans

The Company currently has an Equity Incentive Plan in place, pursuant to which, the Board may grant Option, RSU, PSU, DSU or Share-Based Awards to NEOs, directors and employees of the Company or affiliated corporations and to consultants retained by the Company.

The purpose and details of the Equity Incentive Plan are described further under the section of this Information Circular titled “Executive Compensation - Stock Option Plans and Other Incentive Plans”. To ensure compliance with the Company’s up-listing on the Exchange, the Company proposes to amend the Equity Incentive Plan as described in section “Securities Authorized for Issuance Under Equity Compensation Plan - Amendments to the Equity Incentive Plan”.

The Company is seeking shareholder approval to approve certain amendments to the Equity Incentive Plan in connection with the Company’s up-listing to the TSX and to comply with 613 of the TSX Company Manual and the TSX’s Guide to Security Based Compensation Arrangements which are reflected in the attached copy of the Equity Incentive Plan redlined to show the proposed amendments attached hereto as Appendix “C”.

Pursuant to section 613 of the TSX Company Manual, unallocated options, rights or other entitlements under a security-based compensation arrangement which does not have a fixed maximum aggregate of securities issuable must be approved by a majority of the issuer’s directors and by the issuer’s security holders every three years. When securities are granted pursuant to the Equity Compensation Plan, Common Shares that are reserved for issuance pursuant to these outstanding unexercised or unvested securities considered “allocated” stock options by the TSX.

As the Equity Incentive Plan provides that the maximum number of Common Shares issuable from treasury by the Company under the Equity Compensation Plan, shall not exceed 10% (on a rolling basis) of the Company’s issued and outstanding Common Shares from time to time, additional Common Shares may be issued by the Corporation under the Equity Incentive Plan which are not the subject of current unexercised or unvested security grants, and these are considered to be “unallocated” securities by the TSX. The Company was uplisted on the TSX on June 22, 2022, accordingly Shareholders have not yet had the opportunity to approve unallocated securities pursuant to the Equity Incentive Plan and approve the amendments to the Equity Incentive Plan. Therefore, the Company is seeking shareholder approval for all of the unallocated securities issuable pursuant to the Equity Compensation Plan at the Meeting and t to authorize grants under the Equity Incentive Plan for another 3 years. To be approved, the ordinary resolution requires the approval of a majority of the votes cast, in person or by proxy, at the Meeting. As at the date of this Information Circular, the Company has 193,875,490 Common Shares issued and outstanding, and accordingly, a maximum of 19,387,549 Common Shares are available for issuance under the Equity Incentive Plan. As of the date of this Circular, there were 11,041,651Options, 3,080,834 RSUs, 0 PSUs and 0 DSUs outstanding under the Equity Incentive Plan, leaving an aggregate of 5,265,064 unallocated securities available for grant.

A brief summary of the specific amendments made to the plan is as follows (all definitions have the same meaning as defined in Article 2 of the amended Equity Incentive Plan):

•	The definition of “Award” was amended by adding clarification of settlement of awards in other than cash is subject to TSX approval;

•	The definition of “Consultant” was amended to reflect definition of consultant (individuals providing service to the Company on a continuous basis for at least 12 months) in order to comply with of TSX Guide to Security Based Compensation Arrangements;

•	The definition of “Exchange” has been updated from NEO Exchange to TSX due to the Company’s up-listing on the TSX;

•	The definition of “Market Price has been updated in accordance with TSX Corporate Manual;

•	Section 3.7 – Limits on Grant of Award has been amended by adding requirement to obtain disinterested shareholder approval on all limitations on grant of awards in accordance in accordance with the rules of TSX;

•	Further, Section 3.7 – Limits on Grant of Award has been amended by adding the following clarification regarding the grant of award to any Director of the Company: the aggregate fair market value on the Date of Grant of all Awards (including, for greater certainty, the fair market value of the Options) granted to any one Director under all of the Company’s Security Based Compensation Arrangements shall not exceed $150,000; provided that such limits shall not apply to (i) Awards taken in lieu of any cash retainer or meeting director fees, and (ii) a one–time initial grant to a Director upon such Director joining the Board;

•	Article 8 – Share-based Awards has been amended by adding requirement to obtain TSX approval on grants of other types of equity-based or equity-related awards not otherwise described by the terms of the Equity Incentive Plan;

•	Calculation of dividend under the Section 9.1 - Dividend Equivalents has been updated in order to comply with requirement of TSX Guide to Security Based Compensation Arrangements;

•	Section 11.5 - Immediate Acceleration of Awards was updated by adding the following:

o	The Corporation acknowledges that TSX approval is required if there are adjustments proposed that would not treat all holders of the same type of Award in the same manner.

•	Section 13.2 – Shareholder Approval was updated by clarifying statements regarding repricing of awards benefiting a Related Person of the Company to include an insider; and

•	Article 13 - Amendment, Suspension or Termination of the Plan was updated by including disclosure regarding requirements for shareholder approval, including an amendment to reprice Awards to insiders; and

•	Contact information under the Section 14.13 has been updated.

At the Meeting, Shareholders will be asked to consider, and if thought fit, pass with or without amendment, an ordinary resolution set forth in Appendix “C” to the Information Circular to ratify, confirm and approve the Company’s Equity Incentive Plan, including amendments thereto, and to reserve Common Shares from treasury for issuance pursuant to the settlement of Options, RSUs, PSUs and DSUs under the Equity Incentive Plan.

If approval of the unallocated securities is obtained at the Meeting, the Company will not be required to seek further approval of the grant of unallocated securities under the Equity Incentive Plan until the Company’s 2025 annual general shareholders’ meeting (provided that such meeting is held on or prior to September 12, 2025). If approval is not obtained at the Meeting, any currently unallocated securities under the Equity Incentive Plan will no longer be available for grant, and previously granted securities will not be available for reallocation if they are cancelled or forfeited prior to exercise.

The Equity Incentive Plan Resolution is an ordinary resolution, which must be passed by more than 50% of the votes cast by those Shareholders entitled to vote, whether cast in person or by proxy. In the absence of contrary instructions, the persons named in the accompanying Proxy intend to vote the Resulting Issuer Shares represented thereby FOR the Equity Incentive Plan Resolution.

In order for the resolution to be passed, approval by the majority of the Shares voted in respect thereof at the Meeting by the Shareholders is required.

Unless otherwise instructed, the management proxyholders appointed pursuant to the accompanying form of proxy will vote “FOR” amending the Equity Incentive Plan to adopt the Equity Incentive Amendments by approving the Equity Incentive Plan Resolution.

GLOSSARY

The following terms used in this Information Circular have the following meanings. This is not an exhaustive list of defined terms used in this Information Circular.

“Affiliate” means a company that is affiliated with another company as described below.

A company is an “Affiliate” of another company if:

(a)	one of them is the subsidiary of the other; or

(b)	each of them is controlled by the same Person.

A company is “controlled” by a Person if:

(a)	voting securities of the company are held, other than by way of security only, by or for the benefit of that Person, and

(b)	the voting securities, if voted, entitle the Person to elect a majority of the directors of the company.

A Person beneficially owns securities that are beneficially owned by:

(a)	a company controlled by that Person; or

(b)	an Affiliate of that Person or an Affiliate of any company controlled by that Person.

“Arm’s Length Transaction” means a transaction that is not a Related Party Transaction.

“Associate” when used to indicate a relationship with a Person, means:

(a)	an issuer of which the Person beneficially owns or controls, directly or indirectly, voting securities entitling him to more than 10% of the voting rights attached to outstanding securities of the issuer;

(b)	any partner of the Person;

(c)	any trust or estate in which the Person has a substantial beneficial interest or in respect of which a Person serves as trustee or in a similar capacity;

(d)	in the case of a Person, who is an individual:

(i)	that Person’s spouse or child, or

(ii)	any relative of the Person or his spouse who has the same residence as that Person;

but

(e)	where the Exchange determines that two Persons shall, or shall not, be deemed to be associates with respect to a member firm, member corporation or holding company of a member corporation, then such determination shall be determinative of their relationships in the application of Rule D. 1.00 of the Exchange rule book and policies with respect to that member firm, member corporation or holding company.

“Audit Committee” is the committee of the WonderFi Board whose role is to provide oversight of WonderFi’s financial management.

“WonderFi” means WonderFi Technologies Inc., a corporation existing under the BCBCA.

“Board” means the Board of Directors of WonderFi.

“Shareholders” means the registered and/or beneficial holders of WonderFi Shares, as the context requires.

“Shares” or “Common Shares” means common shares of WonderFi.

“BCBCA” means the Business Corporations Act (British Columbia) and all regulations thereunder, as amended from time to time.

“Beneficial Shareholders” means Shareholders who do not hold WonderFi Shares in their own name.

“Broadridge” means Broadridge Investor Communication Solutions.

“Business Day” means any day other than a Saturday, Sunday or a statutory holiday in Toronto, Ontario or Vancouver, British Columbia.

“Canadian Securities Laws” means applicable Canadian provincial and territorial securities laws.

“Change of Control” has the meaning ascribed thereto in the policies of the Exchange.

“Company” means WonderFi.

“Control Person” means:

(a)	a Person who holds a sufficient number of the voting rights attached to all outstanding Shares to affect materially the control of the Company, and, if a Person holds more than 20 per cent of the voting rights attached to all outstanding Shares, the Person is deemed, in the absence of evidence to the contrary, to hold a sufficient number of the voting rights to affect materially the control of the Company; or

(b)	each Person in a combination of Persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, which holds in total a sufficient number of the voting rights attached to all outstanding Shares to affect materially the control of the Company, and, if a combination of Persons holds more than 20 per cent of the voting rights attached to all outstanding Shares, the combination of Persons is deemed, in the absence of evidence to the contrary, to hold a sufficient number of the voting rights to affect materially the control of the Company;

“Compensation, Nomination and Governance Committee” means the compensation, nomination and governance committee of the Board;

“Exchange” means (a) the Toronto Stock Exchange; or (b) the primary exchange on which the WonderFi Shares are then listed.

“Governmental Entity” means: (i) any supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing; (ii) any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court; and (iii) any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies.

“Information Circular” means this management information circular of WonderFi dated July 28, 2022.

“Insider” if used in relation to an issuer, means:

(a)	a director or senior officer of the issuer;

(b)	a director or senior officer of a company that is an insider or subsidiary of the issuer;

(c)	a Person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the issuer; or

(d)	the issuer itself if it holds any of its own securities.

“Intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

“Law” means any laws, including, without limitation, supranational, national, provincial, state, municipal and local civil, commercial, banking, tax, personal and real property, security, mining, environmental, water, energy, investment, property ownership, land use and zoning, sanitary, occupational health and safety laws, treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, bylaws, rules, regulations, ordinances, protocols, codes, guidelines, policies, notices, directions or other requirements of any Governmental Entity.

“Meeting” means the annual general meeting of the WonderFi Shareholders to be held on September 12, 2022, at 10:00 a.m. (Vancouver time) at the offices of WonderFi located at Suite 250, 780 Beatty Street, Vancouver, British Columbia, V6B 2M1.

“Meeting Materials” means, collectively, the Notice of Meeting, this Information Circular, a request for financial statements (NI 51-102) and, as the case may be, a VIF or Proxy.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“NEO” means a named executive officer, which includes:

(a)	the chief executive officer (the “CEO”);

(b)	the chief financial officer (the “CFO”);

(c)	each of the three most highly compensated executive officers of the company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the relevant period in question whose total compensation was, individually, more than CDN $150,000; and

(d)	each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company or its subsidiaries, nor acting in a similar capacity, at the end of that period.

“NEX” means the separate board of the Exchange for companies previously listed on the Exchange or the Toronto Stock Exchange which have failed to maintain compliance with the ongoing financial listing standards of those markets.

“NI 45-102” means National Instrument 45-102 – Resale of Securities.

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations.

“NI 54-101” means National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer.

“NOBOs” means non-objecting beneficial owners.

“Notice of Meeting” means the notice of annual general meeting of WonderFi Shareholders that accompanies this Information Circular.

“OBOs” means objecting beneficial owners.

“Person” means an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrative legal representative, Governmental Entity or any other entity, whether or not having legal status.

“Plan Administrator” means the Board, or if the administration of the Equity Incentive Plan has been delegated by the Board to a committee, the committee;

“Proxy” means the form of proxy accompanying this Information Circular. “Record Date” means the close of business on July 28, 2022.

“Registered Shareholders” means shareholders of the Company whose names appear on the records of WonderFi as the registered holders of WonderFi Shares.

“Related Party Transaction” has the meaning ascribed to that term in MI 61-101, and includes a related party transaction that is determined by the Exchange to be a Related Party Transaction. The Exchange may deem a transaction to be a Related Party Transaction where the transaction involves non arm’s length parties, or other circumstances exist which may compromise the independence of the issuer with respect to the transaction.

“Related Person” means:

(a)	a “related party” as defined in Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions, of the Company;

(b)	a promoter of the Company, or, where the promoter is not an individual, an officer, director or Control Person of the promoter; and

(c)	such other Person as may be designated from time to time by the Exchange;

“Resolutions” means, together, all the resolutions brought before the Meeting.

“Equity Incentive Plan” means the Equity Incentive Plan of the Company, summary of which is provided in the section of this Information Circular titled “Executive Compensation - Stock Option Plans and Other Incentive Plans”, and a full copy is available under the Company’s profile on SEDAR.

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time.

“Securities Laws” means Canadian Securities Laws and U.S. Securities Laws and all other applicable securities Laws and applicable stock exchange rules and listing standards of the stock exchanges.

“SEDAR” means the System for Electronic Document Analysis and Retrieval website.

“VIF” means a voting instruction form.

“Voting Securities” shall mean any securities of the Company ordinarily carrying the right to vote at elections of directors and any securities immediately convertible into or exchangeable for such securities.

DIRECTOR APPROVAL

The contents of this Circular and the sending thereof to the Shareholders have been approved by the Directors.

DATED this 28th day of July 2022.

WONDERFI TECHNOLOGIES INC.

“Ben Samaroo”

Ben Samaroo,

CEO and Director

APPENDIX “A”

RESOLUTIONS TO BE APPROVED AT THE MEETING

Unless noted otherwise herein, capitalized terms used in these resolutions that are not otherwise defined herein shall have the meanings ascribed to them in the management information circular of the Company dated July 28, 2022 (the “Information Circular”).

Articles Amendment Resolution

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	the Articles of the Company be and are hereby amended by removing of Article 15 – Alternate Directors and adding the text substantially in the form attached as Schedule “A” to the Appendix “A” to the Information Circular prepared for the annual general meeting of the Company held on September 12, 2022, as and at Article 15, the Advance Notice Provisions of the Articles;

2.	the Board of directors of the Company be and are hereby authorized to revoke this special resolution and abandon or terminate the alteration of the Articles if the Board deems it appropriate and in the best interests of the Company to do so, without further confirmation, ratification or approval of the shareholders; and

3.	any one director or officer of the Company be and is hereby authorized and directed to do all such acts things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolution.

Equity Incentive Plan Resolution

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	the Equity Incentive Plan Amendments are hereby ratified and approved;

2.	all unallocated Awards under the Equity Incentive Plan be and are hereby approved;

3.	the Company is hereby authorized and to reserve, set aside and make Common Shares available for issuance pursuant to the Equity Incentive Plan until September 12, 2025, being (3) three years from the date of the Meeting at which Shareholder approval is being sought; and

4.	any one director or officer of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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SCHEDULE “A” TO APPENDIX “A”

ADVANCE NOTICE PROVISIONS

15.	ADVANCE NOTICE OF NOMINATIONS OF DIRECTORS

15.1.        Subject only to the Business Corporations Act and these Articles, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the board of directors may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors:

(a)	by or at the direction of the board of directors, including pursuant to a notice of meeting;

(b)	by or at the direction or request of one or more shareholders pursuant to a “proposal” made in accordance with Division 7 of Part 5 of the Business Corporations Act, or a requisition of the shareholders made in accordance with section 167 of the Business Corporations Act; or

(c)	by any shareholder of the Company (a “Nominating Shareholder”): (A) who, at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for below in this Article 15 and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in this Article 15.

15.2.        In addition to any other requirements under applicable laws, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given notice thereof that is both timely (in accordance with paragraph 3 below) and in proper written form (in accordance with paragraph 4 below) to the Corporate Secretary of the Company at the head office of the Company.

15.3.        To be timely, a Nominating Shareholder’s notice must be received by the Corporate Secretary of the Company:

(a)	in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be received not later than the close of business on the 10th day following the Notice Date; and

(b)	in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

The time periods for the giving of a Nominating Shareholder’s notice set forth above shall in all cases be determined based on the original date of the applicable annual meeting or special meeting of shareholders, and in no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of such notice.

15.4.        To be in proper written form, a Nominating Shareholder’s notice to the Corporate Secretary of the Company must set forth:

(a)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of the person; (B) the present principal occupation, business or employment of the person within the preceding five years, as well as the name and principal business of any company in which such employment is carried on; (C) the citizenship of such person; (D) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; (E) confirmation that the person meets the qualifications of directors set out in the Business Corporations Act; and (F) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act and Applicable Securities Laws (as defined below); and

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(b)	as to the Nominating Shareholder giving the notice, full particulars regarding any proxy, contract, agreement, arrangement or understanding pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act and Applicable Securities Laws (as defined below).

The Nominating Shareholder's notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected. The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such proposed nominee.

15.5.      No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Article 15.1; provided, however, that nothing in this Article 15.1 shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the Act or the discretion of the Chairman. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

15.6.      For purposes of this Policy:

(a)	“Applicable Securities Laws” means the applicable securities legislation of each province and territory of Canada in which the Company is a reporting issuer, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada; and

(b)	“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

15.7.      Notwithstanding any other provision of this Article 15, notice given to the Corporate Secretary of the Company pursuant to this Article 15 may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the Corporate Secretary of the Company for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the Corporate Secretary at the address of the head office of the Company, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

15.8.      Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this Article 15.

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APPENDIX “B”

CORPORATE GOVERNANCE DISCLOSURE OF WONDERFI

FORM 58-101F1 - CORPORATE GOVERNANCE DISCLOSURE (FORM 58-101F1)

All capitalized terms used in this Appendix “B” – “Corporate Governance Disclosure of WonderFi” have the meanings set forth herein and, unless the context otherwise requires, should not be interpreted with reference to the “Glossary” in the Information Circular.

General

Corporate governance refers to the policies and structure of the board of directors of a corporation, whose members are elected by and are accountable to the Shareholders of the Company. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and adoption of policies to ensure the board of directors recognizes the principles of good management. The Board is committed to sound corporate governance practices, as such practices are both in the interests of Shareholders and help to contribute to effective and efficient decision-making.

The Board believes that good corporate governance improves corporate performance and benefits all Shareholders. The Canadian Securities Administrators (the “CSA”) have adopted National Policy 58-201 – Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for non- venture reporting issuers such as the Company. In this regard, the Company is required to include in the Information Circular the disclosure required by Form 58-101F1 - Corporate Governance Disclosure (Form 58- 101F1). This Appendix “B” sets out the Company’s approach to corporate governance and addresses the Company’s compliance with NI 58-101.

Item 1: Board of Directors

The board of directors of the Company (the “Board”) supervises the CEO and the CFO. Both the CEO and CFO are required to act in accordance with the scope of authority provided to them by the Board.

The Board currently has five members. Each director is elected annually by the shareholders and serves for a term that will end at the Company's next annual meeting. For the upcoming year, with the resignations of Dean Sutton and Bill Koutsouras and addition of Dean Skurka, Andrei Poliakov, Alexia Hefti and Asha Daniere, the Board believes that seven directors are a sufficient number to ensure that the Board will be comprised of directors with a broad range of experience and expertise and will be able to function independently of management.

Ben Samaroo, a director and CEO of the Company and is therefore not “independent”.

Stephanie Li, a director of the Company, is “independent” in that she is free from any direct or indirect material relationship with the Company.

Ameer Rosic, a director of the Company, is “independent” in that he is free from any direct or indirect material relationship with the Company.

Dean Skurka, a proposed director of the Company, is considered to have had a material relationship with the Company and is therefore not “independent”.

Andrei Poliakov, a proposed director of the Company, is considered to have had a material relationship with the Company and is therefore not “independent”.

K. Alexia Hefti, a proposed director of the Company, is “independent” in that she is free from any direct or indirect material relationship with the Company.

Asha Daniere, a proposed director of the Company, is “independent” in that she is free from any direct of indirect material relationship with the Company.

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A material relationship is a relationship which could, in the view of the Company’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgment.

The following table summarizes the composition of the board and committees and the attendance at each meeting:

Board Members	Year Appointed	Independent	Audit Committee	Compensation, Nomination and Governance Committee	Number of meetings attended in 2021
Ben Samaroo	2021				2
Dean Sutton(1)	2021		X	X	2
Stephanie Li(3)(4)(5)	2021	X	X	X	2
Bill Koutsouras(1)	2021	X	X	X	2
Ameer Rosic(3)(4)	2022	X			N/A
Dean Skurka(2)	Proposed				N/A
Andrei Poliakov(2)	Proposed				N/A
K. Alexia Hefti(2)(4)(6)	Proposed	X			N/A
Asha Daniere(2)(3)	Proposed	X			N/A

(1)	Dean Sutton and Bill Koutsouras are not standing for re-election at the annual general meeting to be held on September 12, 2022.

(2)	Director nominees to be elected at the annual general meeting to be held on September 12, 2022.

(3)	Proposed members of the Audit Committee following the the annual general meeting to be held on September 12, 2022.

(4)	Proposed members of the Compensation, Nomination and Governance Committee the annual general meeting to be held on September 12, 2022.

(5)	Proposed Chair of Audit Committee.

(6)	Proposed Chair of Compensation, Nomination and Governance Committee.

Item 2: Board Mandate

The Board approved a board mandate on August 30, 2021 (the “Board Mandate”). The Board Mandate requires that the Board meet as required, but at least once a quarter. Depending on the level of activity, the Board will meet on an ad hoc basis where necessary to provide input and guidance to management. In general, management consults with the Board frequently and the Board is well informed regarding the Company’s affairs. The Board met XX times in 2021.

The Board Mandate requires that the Board be comprised of a majority of “independent” directors. Current Board members Stephanie Li, Bill Koutsouras, and Ameer Rosic, are independent directors as defined in NI 58-101 and National Instrument 52-110 Audit Committees (“NI 52-110”) and the TSX Company Manual. Ben Samaroo (CEO) and Dean Sutton (CSO) are deemed not to be independent directors of the Company. As such, the Board is currently 60% independent.

If all of the four proposed director nominees are elected to the Board, the Board will be 57% independent immediately following the Meeting.

B-2

The Board Mandate requires that the Board maintain a supervisory role over management, and requires that the Board will shall have specific duties and responsibilities relating to the other duties and responsibilities:

i.	Strategic Planning;

ii.	Risk Management;

iii.	Financial Planning;

iv.	Nomination Matters and Appointment of Officers;

v.	Corporate Governance; and

vi.	Communications.

The complete text of the Board Mandate is available on the Company’s corporate website under “Corporate Governance”.

The current directors / nominee directors of the Company are currently directors of the following other reporting issuers:

Name of Director	Name of Reporting Issuer	Securities Exchange
Bill Koutsouras	Galaxy Digital Holdings Inc. Wheaton Precious Metals Corp.	TSX TSX, NYSE and LSE
K. Alexia Hefti	Hut 8 Mining Corp.	TSX
Asha Daniere	RIV Capital Inc.	CSE

Item 3: Position Descriptions:

The Board has developed written position descriptions for the Chair of the Board, Chair of the Audit Committee and Chair of the Compensation, Nomination and Governance Committee. The committee chair position descriptions mandate that the appropriate chairs are responsible for, among other things, providing leadership, preparing the agenda for each meeting, ensuring that timely and relevant information is provided to the committee members and ensuring that an appropriate system is in place to evaluate the performance of the committee as a whole. The Chair of the Board’s position description mandate that chair is responsible for, among other things, ensure that timely and relevant information is provided to the Board as required for the proper performance of their duties, chair all shareholder general meetings and be satisfied that the responsibilities of the Board are effectively carried out in compliance with the Board Mandate.

The Board has developed written position description the CEO role. The CEO’s position description is, at a general level, to develop and recommend to the Board a long-term strategy and vision for the Company that is consistent with creating shareholder value, to develop and motivate executive officers, and provide overall management to ensure the effectiveness of the leadership team, to serve as the Company’s chief spokesperson and ensure compliance by the Company and its personnel with all applicable laws.

Item 4: Orientation and Continuing Education

The Company’s Compensation, Nomination and Governance Committee is responsible for ensuring that new directors are provided with an orientation package that includes, among other things, information about the duties and responsibilities of directors, the business and operations of the Company, and documents from recent Board meetings.

Also included in the Company’s Nomination, Compensation and Governance mandate, approved by the Board on August 30, 2021, is the requirement to co-ordinate an orientation and education program for new recruits to the Board and for the development of individual directors on an ongoing basis. The following are key elements of the Company’s orientation and continuing education program for directors:

a.	providing a copy of all relevant policies and mandates of the Board and the committees of the Board to each director;

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b.	discussions with the Chairman of the Board regarding the role of the Board and its committees and the contributions individual directors are expected to make (including the commitment of time and resources expected from the directors); and

c.	presentations by key executives of the Company on the Company’s business, its business environment (including the competition), methods of operation, facilities, management and organizational structure.

The Company also invited outside providers to present at the Board meetings on particular topics of interest to the directors, including applicable law, director duties and valuation of investments and digital assets in the decentralized finance sector.

A copy of Nomination, Compensation and Governance mandate is available on the Company’s website under the “Corporate Governance”.

Item 5: Ethical Business Conduct

The Company Board has adopted a code of conduct (the “Code of Conduct”) in light of its continued commitment to honesty and integrity in the conduct of its business. The Code of Conduct applies to directors, officers and employees of the Company. A copy of the Code of Conduct is available on the Company’s website under the “Corporate Governance”.

The Board monitors compliance with the Code of Conduct by ensuring that all employees have read and understood the Code of Conduct and by charging management with bringing to the Board’s attention any issues that arise with respect to the Code of Conduct.

In addition, the Board has adopted a Whistleblower Policy and process, which allows for anonymous submission of complaints or issues relating to the Code of Conduct or to any accounting or financial improprieties that may arise.

The Company also has an Insider Trading & Reporting Policy (the “Insider Trading & Reporting Policy”), that required to be followed by all directors, officers and employees of the Company. The Insider Trading & Reporting Policy ensures that material information about the Company is communication in a timely, factual and accurate manager, and disseminated in accordance with applicable legal and regulatory requirements. The Insider Trading & Reporting Policy also establishes trading restrictions and blackout periods applicable to the Company’s directors, executive officers, employees, and certain other persons as described in the Insider Trading & Reporting Policy.

The most recent copies of the Code of Conduct, Whistleblower and Insider Trading & Reporting Policies are available on the Company’s website under the “Corporate Governance”.

Item 6: Nomination of Directors

The Company’s Compensation, Nomination and Governance Committee has the primary responsibility for identifying prospective Board members, to establish criteria for Board committee membership, to recommend composition of the Board and its committees and, as circumstances arise, assess directors’ performance. The Compensation, Nomination and Governance Committee is comprised of three directors, all of whom are independent.

The Compensation, Nomination and Governance Committee coordinates the search for qualified candidates with input from management and other Board members, giving careful consideration to the competencies and skills that the Board as a whole should possess, taking into consideration the skills and experience of existing Board members. Other factors that are considered may include the ability of the individual candidate to contribute to the Board on an overall basis, the ability of the individual to contribute sufficient time and resources to the Board, as well as the individual’s direct experience with public companies in general, digital assets and blockchain companies, in particular. The Compensation, Nomination and Governance Committee will recommend a nominee and seek full Board endorsement of the selected candidate.

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The Board has adopted a policy regarding majority voting for the election of directors. Pursuant to the majority voting policy, each director must, subject to the provisions below, be elected by the vote of a majority (50% +1 vote) of the Common Shares voted, represented in person or by proxy, at any meeting for the election of directors other than at contested meetings. Forms of proxy for the election of directors will permit a Shareholder to vote in favour of, or to withhold from voting, separately for each director nominee. The Chair of the Board will ensure that the number of Common Shares voted in favour or withheld from voting for each director nominee is recorded and promptly made public after the meeting. If any nominee for director receives, from the Common Shares voted at the meeting in person or by proxy, a greater number of Common Shares withheld than Common Shares voted in favour of his or her election (a “Majority Withheld Vote”), the director must immediately tender his or her resignation to the Board following the meeting to take effect upon acceptance by the Board. The Board shall accept the resignation absent exceptional circumstances, and such resignation will be effective when accepted by the Board.

A person elected as a director who received a Majority Withheld Vote is expected forthwith to submit his or her resignation promptly to the Board after the meeting. The Compensation, Nomination and Governance Committee of the Board shall consider the resignation and shall recommend to the Board whether or not to accept it after reviewing the matter. In the absence of exceptional circumstances, the Board expects the Nomination Committee will recommend accepting such resignation. The Board shall act on the Nomination Committee’s recommendation within 90 days following the applicable shareholders’ meeting. Following the Board’s decision on the resignation, a news release will be issued by the Company disclosing the Board’s determination (and the reasons for rejecting the resignation, if applicable), and will provide a copy of the news release to the TSX.

Subject to any corporate law restrictions, and in accordance with the Company’s articles and by-laws, where the Board accepts the offer of resignation of a director and that director resigns, the Board may exercise its discretion with respect to the resulting vacancy and may, without limitation, leave the resultant vacancy unfilled until the next annual meeting of Shareholders, fill the vacancy through the appointment of a new director whom the Board considers to merit the confidence of the Shareholders, or call a special meeting of Shareholders to elect a new nominee to fill the vacant position.

Item 7: Compensation

The Company’s Compensation, Nomination and Governance Committee, comprised solely of independent directors, is responsible for reviewing the adequacy and form of non-executive directors’ and senior officers’ compensation, to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director and senior officer. The Compensation, Nomination and Governance Committee annually reviews the adequacy and form of non-executive directors’ compensation and makes recommendations to the Board with respect to the Company’s directorship fee structure and compensation. See Compensation, Nomination and Governance Committee Mandate under the Item 4 above.

Item 8: Other Board Committees

The other standing committee of the Board is the Audit Committee, which is described in the Information Circular. From time to time, special committees of the Board may be appointed to consider special issues, in particular, any issues that may involve related party transactions.

Item 9: Assessments

Each Committee functions in according to a written mandate, as approved by the Board. The Committees will review and assess the adequacy of the mandates of the Committees on an annual basis.

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The Compensation, Nomination and Governance Committee is responsible for ensuring that an appropriate system is in place to evaluate the effectiveness of the Board as a whole, the individual committees of the Board, and the individual members of the Board and such committees with a view of ensuring that they are fulfilling their respective responsibilities and duties. The evaluations considered the following topics, among others, meetings, membership and composition, structure of the board, culture and ethics, relationship with management, financial information and assessment of the effectiveness of the Board. Such evaluations take into account the competencies and skills each director is expected to bring to his or her particular role on the Board or on a committee, as well as any other relevant facts.

Item 10: Director Term Limits and Other Mechanisms of Board Renewal

The Company considers the experience and qualifications of its existing directors on annual basis, before nominating directors for re-election but at this time does not have a formal policy that imposes director term limits. At the current stage of the Company’s development and business operations, the Company believes it is not in the best interest of the Company to implement term restrictions.

Item 11: Policies Regarding the Representation of Women on the Board

The Company has adopted a diversity policy (the “Diversity Policy”), which, among other things, governs Company’s objectives to identify and nominate women directors.

The Board is committed to supporting management in building and sustaining an inclusive and diverse workforce at the Company, with a clear accountability framework. In this context, we define diversity to be inclusive of individuals regardless of gender, race, national and ethnic origin, colour, religion, age, sexual orientation, marital and family status, and physical or mental disabilities.

The Company’s Compensation, Nomination and Governance Committee is responsible for recommending director candidates for election to the Board and annually evaluating the overall performance of the Board. The selection of candidates for appointment to the Board will be based on merit. Within that overriding emphasis on merit, the Compensation, Nomination and Governance Committee shall seek to fill Board vacancies by considering candidates that bring a diversity of background and industry or related expertise and experience to the Board. The Committee's considerations shall include achieving an appropriate level of diversity having regard to factors such as skills, business and other experience, education, age, geographic location, and the specified diversity groups outlined below in the Item 12.

Item 12: Consideration of the Representation of Women in the Director Identification and Selection Process

While the Board does not support fixed percentages or quotas for achieving diversity, in reviewing the composition of the Board, the Compensation, Nomination and Governance Committee will consider the benefits of diversity in order to maintain an optimum mix of skills, knowledge and experience on the Board. When assessing Board composition or identifying suitable candidates for appointment or re-election to the Board, the Compensation, Nomination and Governance Committee will consider candidates based on merit with regard to the benefits of diversity on the Board, and with a view to the following specific diversity targets:

(i)	the Board should maintain a composition in which each of the female and male genders comprises at least 30% of the independent directors on the Board; and

(ii)	the Board aspires to have at least 50% of the independent directors be individuals that are women, persons with disabilities, indigenous peoples, or members of other racial, ethnic and/or visible minorities.

Item 13: Consideration Given to the Representation of Women in Executive Officer Appointments

As part of the hiring process of Executive Officers, the Board and management of the Company shall actively seek out highly qualified individuals diverse in gender, ethnicity, race, age, culture, religion, geography, and nationality, having the necessary skills, knowledge and experience, to evaluate as potential candidates as part of its standard recruitment process.

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Item 14: Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

See Items 12 and 13 above.

Item 15: Number of Women on the Board and in Executive Officer Positions

During the year ended September 30, 2021, there was one (1) woman director on the Company’s Board of Directors, representing 20% of the then five-person Board. During the year ended September 30, 2021, there were no women Executive Officers of the Company (0%) of the Executive Officers. During the year ended September 31, 2021, there were no women Executive Officers of the Corporation’s major subsidiary (0%).

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APPENDIX “D”

EQUITY INCENTIVE PLAN

WONDERFI TECHNOLOGIES INC.

AMENDED OMNIBUS EQUITY INCENTIVE PLAN

SEPTEMBER 12, 2022

6.3	Performance Goals	19

6.4	PSU Account	19

6.5	Vesting of PSUs	19

6.6	Settlement of PSUs	19

ARTICLE 7 DEFERRED SHARE UNITS		20
7.1	Granting of DSUs	20

7.2	DSU Account	22

7.3	Vesting of DSUs	22

7.4	Settlement of DSUs	22

7.5	No Additional Amount or Benefit	22

ARTICLE 8		23
SHARE-BASED AWARDS		23

ARTICLE 9 ADDITIONAL AWARD TERMS		23

9.1	Dividend Equivalents	23

9.2	Black–out Period	23

9.3	Withholding Taxes	24

9.4	Recoupment	24

ARTICLE 10		24
10.1	Termination of Employee, Consultant or Director	24

10.2	Discretion to Permit Acceleration	27

ARTICLE 11		27
11.1	General	27

11.2	Change in Control	28

11.3	Reorganization of Corporation’s Capital	29

11.4	Other Events Affecting the Corporation	29

11.5	Immediate Acceleration of Awards	30

11.6	Issue by Corporation of Additional Shares	30

11.7	Fractions	30

ARTICLE 12		30
12.1	Provisions for U.S. Taxpayers	30

12.2	ISOs	31

12.3	ISO Grants to 10% Shareholders	31

12.4	$100,000 Per Year Limitation for ISOs	31

12.5	Disqualifying Dispositions	31

12.6	Section 409A of the Code	32

12.7	Section 83(b) Election	32

12.8	Application of Article 12 to U.S. Taxpayers	33

ARTICLE 13		33
13.1	Amendment, Suspension, or Termination of the Plan	33

13.2	Shareholder Approval	33

13.3	Permitted Amendments	34

ARTICLE 14 MISCELLANEOUS		35
14.1	Legal Requirement	35

14.2	No Other Benefit	35

14.3	Rights of Participant	35

14.4	Corporate Action	35

14.5	Conflict	35

14.6	Anti–Hedging Policy	35

14.7	Participant Information	35

14.8	Participation in the Plan	36

14.9	International Participants	36

14.10	Successors and Assigns	36

14.11	General Restrictions or Assignment	36

14.12	Severability	36

14.13	Notices	36

14.14	Governing Law	37

14.15	Submission to Jurisdiction	37

SCHEDULE A		38

SCHEDULE B		39

SCHEDULE C		40

WONDERFI TECHNOLOGIES INC.

ARTICLE 1

PURPOSE

1.1	Purpose

The purpose of this Plan is to provide the Corporation with a share–related mechanism to attract, retain and motivate qualified Directors, Employees and Consultants of the Corporation and its subsidiaries, to reward such of those Directors, Employees and Consultants as may be granted Awards under this Plan by the Board from time to time for their contributions toward the long-term goals and success of the Corporation and to enable and encourage such Directors, Employees and Consultants to acquire Shares as long–term investments and proprietary interests in the Corporation.

ARTICLE 2

INTERPRETATION

2.1	Definitions

When used herein, unless the context otherwise requires, the following terms have the indicated meanings, respectively:

(a)	“Affiliate” means any entity that is an “affiliate” for the purposes of National Instrument 45–106 – Prospectus Exemptions of the Canadian Securities Administrators;

(b)	“Award” means any Option, Restricted Share Unit, Performance Share Unit, Deferred Share Unit or Share-Based Awards granted under this Plan which may be denominated or settled in Shares, cash or in such other form as provided herein; provided, however that settlement of any Award other than by cash or Shares is subject to the prior approval of the Exchange.

(c)	“Award Agreement” means a signed, written agreement between a Participant and the Corporation, in the form or any one of the forms approved by the Plan Administrator, evidencing the terms and conditions on which an Award has been granted under this Plan and which need not be identical to any other such agreements;

(d)	“Board” means the board of directors of the Corporation as it may be constituted from time to time;

(e)	“Business Day” means a day, other than a Saturday or Sunday, on which the principal commercial banks in the City of Vancouver are open for commercial business during normal banking hours;

(f)	“Canadian Taxpayer” means a Participant that is resident of Canada for purposes of the Tax Act;

(g)	“Cash Fees” has the meaning set forth in Subsection 7.1(a);

(h)	“Cashless Exercise” has the meaning set forth in Subsection 4.5(b);

(i)	“Cause” means, with respect to a particular Participant:

(i)	“cause”(or any similar term) as such term is defined in the employment or other written agreement between the Corporation or a subsidiary of the Corporation and the Employee;

(ii)	in the event there is no written or other applicable employment or other agreement between the Corporation or a subsidiary of the Corporation or “cause” (or any similar term) is not defined in such agreement, “cause” as such term is defined in the Award Agreement; or

(iii)	in the event neither (i) nor (ii) apply, then “cause” as such term is defined by applicable law or, if not so defined, such term shall refer to circumstances where (i) an employer may terminate an individual’s employment without notice or pay in lieu thereof or other damages, or (ii) the Corporation or any subsidiary thereof may terminate the Participant’s employment without notice or without pay in lieu thereof or other termination fee or damages, or (iii) the Corporation or any subsidiary thereof may terminate the Participant’s employment without providing the minimum entitlements to notice and, if applicable, severance pay under provincial employment standards legislation;

(j)	“Change in Control” means the occurrence of any one or more of the following events:

(i)	any transaction at any time and by whatever means pursuant to which any Person or any group of two (2) or more Persons acting jointly or in concert hereafter acquires the direct or indirect “beneficial ownership” (as defined in National Instrument 62-104 – Take-over Bids and Issuer Bids of the Canadian Securities Administrators) of, or acquires the right to exercise Control or direction over, securities of the Corporation representing more than 50% of the then issued and outstanding voting securities of the Corporation, including, without limitation, as a result of a take–over bid, an exchange of securities, an amalgamation of the Corporation with any other entity, an arrangement, a capital reorganization or any other business combination or reorganization;

(ii)	the sale, assignment or other transfer of all or substantially all of the consolidated assets of the Corporation to a Person other than a subsidiary of the Corporation;

(iii)	the dissolution or liquidation of the Corporation, other than in connection with the distribution of assets of the Corporation to one (1) or more Persons which were Affiliates of the Corporation prior to such event;

(iv)	the occurrence of a transaction requiring approval of the Corporation’s shareholders whereby the Corporation is acquired through consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any other Person (other than a short form amalgamation or exchange of securities with a subsidiary of the Corporation);

(v)	individuals who comprise the Board as of the date hereof (the “Incumbent Board”) for any reason cease to constitute at least a majority of the members of the Board, unless the election, or nomination for election by the Corporation’s shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, and in that case such new director shall be considered as a member of the Incumbent Board; or

(vi)	any other event which the Board determines to constitute a change in control of the Corporation;

provided that, notwithstanding clause (i), (ii), (iii) and (iv) above, a Change in Control shall be deemed not to have occurred if immediately following the transaction set forth in clause(i), (ii), (iii) or (iv) above: (A) the holders of securities of the Corporation that immediately prior to the consummation of such transaction represented more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors of the Corporation hold (x) securities of the entity resulting from such transaction (including, for greater certainty, the Person succeeding to assets of the Corporation in a transaction contemplated in clause (ii) above) (the “Surviving Entity”) that represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees (“voting power”) of the Surviving Entity, or (y) if applicable, securities of the entity that directly or indirectly has beneficial ownership of 100% of the securities eligible to elect directors or trustees of the Surviving Entity (the “Parent Entity”) that represent more than 50% of the combined voting power of the then outstanding securities eligible to vote for the election of directors or trustees of the Parent Entity, and (B) no Person or group of two or more Persons, acting jointly or in concert, is the beneficial owner, directly or indirectly, of more than 50% of the voting power of the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) (any such transaction which satisfies all of the criteria specified in clauses (A) and (B) above being referred to as a “Non– Qualifying Transaction” and, following the Non–Qualifying Transaction, references in this definition of “Change in Control” to the “Corporation” shall mean and refer to the Parent Entity (or, if there is no Parent Entity, the Surviving Entity) and, if such entity is a company or a trust, references to the “Board” shall mean and refer to the board of directors or trustees, as applicable, of such entity). Notwithstanding the foregoing, for purposes of any Award that constitutes “deferred compensation” (within the meaning of Section 409A of the Code), the payment of which is triggered by or would be accelerated upon a Change in Control, a transaction will not be deemed a Change in Control for Awards granted to any Participant who is a U.S. Taxpayer unless the transaction qualifies as “a change in control event” within the meaning of Section 409A of the Code.

(k)	“Code” means the United States Internal Revenue Code of 1986, as amended from time to time. Any reference to a section of the Code shall be deemed to include a reference to any regulations promulgated thereunder;

(l)	“Committee” has the meaning set forth in Section 3.2;

(m)	“Consultant” means any individual or entity engaged by the Corporation or any subsidiary of the Corporation to render consulting or advisory services (including as a director or officer of any subsidiary of the Corporation), other than as an Employee or Director, on a continuous basis for at least 12 (twelve) months and whether or not compensated for such services; provided, however, that at the time any Consultant receives any offer of Award or executes any Award Agreement, such Consultant must be a natural person, and must agree to provide bona fide services to that Corporation that are not in connection with the offer or sale of securities in a capital– raising transaction, and do not directly or indirectly promote or maintain a market for the Corporation’s securities;

(n)	“Control” means the relationship whereby a Person is considered to be “controlled” by a Person if:

(i)	when applied to the relationship between a Person and a corporation, the beneficial ownership by that Person, directly or indirectly, of voting securities or other interests in such corporation entitling the holder to exercise control and direction in fact over the activities of such corporation;

(ii)	when applied to the relationship between a Person and a partnership, limited partnership, trust or joint venture, means the contractual right to direct the affairs of the partnership, limited partnership, trust or joint venture; and

(iii)	when applied in relation to a trust, the beneficial ownership at the relevant time of more than 50% of the property settled under the trust, and the words “Controlled by”, “Controlling” and similar words have corresponding meanings; provided that a Person who controls a corporation, partnership, limited partnership or joint venture will be deemed to Control a corporation, partnership, limited partnership, trust or joint venture which is Controlled by such Person and so on;

(o)	“Control Person” means:

(i)	a Person who holds a sufficient number of the voting rights attached to all outstanding Shares of the Corporation to affect materially the control of the Corporation, and, if a Person holds more than 20 per cent of the voting rights attached to all outstanding Shares of the Corporation, the Person is deemed, in the absence of evidence to the contrary, to hold a sufficient number of the voting rights to affect materially the control of the Corporation; or

(ii)	each Person in a combination of Persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, which holds in total a sufficient number of the voting rights attached to all outstanding Shares of the Corporation to affect materially the control of the Corporation, and, if a combination of Persons holds more than 20 per cent of the voting rights attached to all outstanding Shares of the Corporation, the combination of Persons is deemed, in the absence of evidence to the contrary, to hold a sufficient number of the voting rights to affect materially the control of the Corporation;

(p)	“Corporation” means WonderFi Technologies Inc., or any successor entity thereof;

(q)	“Date of Grant” means, for any Award, the date specified by the Plan Administrator at the time it grants the Award or if no such date is specified, the date upon which the Award was granted;

(r)	“Deferred Share Unit” or “DSU” means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with Article 7;

(s)	“Director” means a director of the Corporation who is not an Employee;

(t)	“Director Fees” means the total compensation (including annual retainer and meeting fees, if any) paid by the Corporation to a Director in a calendar year for service on the Board;

(u)	“Disabled” or “Disability” means, with respect to a particular Participant:

(i)	“disabled” or “disability” (or any similar terms) as such terms are defined in the employment or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant;

(ii)	in the event there is no written or other applicable employment or other agreement between the Corporation or a subsidiary of the Corporation, or “disabled” or “disability” (or any similar terms) are not defined in such agreement, “disabled” or “disability” as such term are defined in the Award Agreement; or

(iii)	in the event neither (i) or (ii) apply, then the incapacity or inability of the Participant, by reason of mental or physical incapacity, disability, illness or disease (as determined by a legally qualified medical practitioner or by a court) that prevents the Participant from carrying out his or her normal and essential duties as an Employee, Director or Consultant for a continuous period of six months or for any cumulative period of 180 days in any consecutive twelve month period, the foregoing subject to and as determined in accordance with procedures established by the Plan Administrator for purposes of this Plan;

(v)	“Effective Date” means the effective date of this Plan, being September 12, 2022 subject to the approval of the shareholders of the Corporation;

(w)	“Elected Amount” has the meaning set forth in Subsection 7.1(a);

(x)	“Electing Person” means a Participant who is, on the applicable Election Date, a Director;

(y)	“Election Date” means the date on which the Electing Person files an Election Notice in accordance with Subsection 7.1(b);

(z)	“Election Notice” has the meaning set forth in Subsection 7.1(b);

(aa)	“Employee” means an individual who:

(i)	is considered an employee of the Corporation or a subsidiary of the Corporation for purposes of source deductions under applicable tax or social welfare legislation; or

(ii)	works full–time or part–time on a regular weekly basis for the Corporation or a subsidiary of the Corporation providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or a subsidiary of the Corporation over the details and methods of work as an employee of the Corporation or such subsidiary.

(bb)	“Exchange” means (a) Toronto Stock Exchange, or (b) the primary exchange on which the Shares are then listed, as determined from time to time by the Plan Administrator, if (i) Toronto Stock Exchange is no longer the Corporation’s primary exchange, or (ii) the Shares are not listed on Toronto Stock Exchange;

(cc)	“Exercise Notice” means a notice in writing, signed by a Participant and stating the Participant’s intention to exercise a particular Option;

(dd)	“Exercise Price” means the price at which an Option Share may be purchased pursuant to the exercise of an Option;

(ee)	“Expiry Date” means the expiry date specified in the Award Agreement (which shall not be later than the tenth anniversary of the Date of Grant) or, if not so specified, means the tenth anniversary of the Date of Grant;

(ff)	“In the Money Amount” has the meaning given to it in Subsection 4.5(b);

(gg)	“Insider” means an “insider” as defined in the listing manual of the Exchange from time to time;

(hh)	“Market Price” at any date in respect of the Shares shall be the volume weighted average trading price of Shares on the Exchange for the five trading days immediately preceding the Date of Grant calculated by dividing the total value by the total volume of Shares traded for the relevant period, or on the day immediately preceding the relevant date, as the case may be; provided that, for so long as the Shares are listed and posted for trading on the Exchange, the Market Price shall not be less than the market price, as calculated under the policies of the Exchange; and provided, further, that with respect to an Award made to a U.S. Taxpayer such Participant, the class of Shares and the number of Shares subject to such Award shall be identified by the Board or the Committee prior to the start of the applicable five trading day period. In the event that such Shares are not listed and posted for trading on any Exchange, the Market Price shall be the fair market value of such Shares as determined by the Board in its sole discretion and, with respect to an Award made to a U.S. Taxpayer, in accordance with Section 409A of the Code;

(ii)	“Option” means a right to purchase Shares under Article 4 of this Plan that is non– assignable and non–transferable, unless otherwise approved by the Plan Administrator;

(jj)	“Option Shares” means Shares issuable by the Corporation upon the exercise of outstanding Options;

(kk)	“Participant” means a Director, Employee or Consultant to whom an Award has been granted under this Plan;

(ll)	“Performance Goals” means performance goals expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to one or more of the Corporation, a subsidiary of the Corporation, a division of the Corporation or a subsidiary of the Corporation, or an individual, or may be applied to the performance of the Corporation or a subsidiary of the Corporation relative to a market index, a group of other companies or a combination thereof, or on any other basis, all as determined by the Plan Administrator in its discretion;

(mm)	“Performance Share Unit” or “PSU” means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with Article 6;

(nn)	“Person” means an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in his or her capacity as trustee, executor, administrator or other legal representative;

(oo)	“Plan” means this Omnibus Equity Incentive Plan, as may be amended from time to time;

(pp)	“Plan Administrator” means the Board, or if the administration of this Plan has been delegated by the Board to the Committee pursuant to Section 3.2, the Committee;

(qq)	“PSU Service Year” has the meaning given to it in Section 6.1;

(rr)	“Related Person” means:

(i)	a “related party” as defined in Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions, of the Corporation;

(ii)	a promoter of Corporation, or, where the promoter is not an individual, an officer, director or Control Person of the promoter; and

(iii)	such other Person as may be designated from time to time by the Exchange;

(ss)	“Restricted Share Unit” or “RSU” means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with Article 5;

(tt)	“Retirement” means, unless otherwise defined in the Participant’s written or other applicable employment agreement or in the Award Agreement, the termination of the Participant’s working career at the age of 67 or such other retirement age, with consent of the Plan Administrator, if applicable, other than on account of the Participant’s termination of service by the Corporation or its subsidiary for Cause and provided that for U.S. Taxpayers such Retirement also constitutes a Separation from Service within the meaning of Section 409A of the Code;

(uu)	“RSU Service Year” has the meaning given to it in Section 5.1.

(vv)	“Section 409A of the Code” or “Section 409A” means Section 409A of the Code and all regulations, guidance, compliance programs, and other interpretive authority issued thereunder;

(ww)	“Securities Laws” means securities legislation, securities regulation and securities rules, as amended, and the policies, notices, instruments and blanket orders in force from time to time that govern or are applicable to the Corporation or to which it is subject;

(xx)	“Security Based Compensation Arrangement” means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares to Directors, officers, Employees and/or service providers of the Corporation or any subsidiary of the Corporation, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

(yy)	“Separation from Service” means a separation from service within the meaning of Section 409A of the Code;

(zz)	“Share” means one (1) common share in the capital of the Corporation as constituted on the Effective Date or any share or shares issued in replacement of such common share in compliance with Canadian law or other applicable law, and/or one share of any additional class of common shares in the capital of the Corporation as may exist from time to time, or after an adjustment contemplated by Article 12, such other shares or securities to which the holder of an Award may be entitled as a result of such adjustment;

(aaa)	“Share-Based Award” means other types of equity-based or equity-related Awards that may be authorized for issuance and issued pursuant to Article 8;

(bbb)	“subsidiary” means an issuer that is Controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary, or any other entity in which the Corporation has an equity interest and is designated by the Plan Administrator, from time to time, for purposes of this Plan to be a subsidiary;

(ccc)	“Tax Act” has the meaning set forth in Section 4.5(d);

(ddd)	“Termination Date” means, subject to applicable law which cannot be waived:

(i)	in the case of an Employee whose employment with the Corporation or a subsidiary of the Corporation terminates, (i) the date designated by the Employee and the Corporation or a subsidiary of the Corporation as the “Termination Date” (or similar term) in a written employment or other agreement between the Employee and Corporation or a subsidiary of the Corporation, or (ii) if no such written employment or other agreement exists, the date designated by the Corporation or a subsidiary of the Corporation, as the case may be, on which the Employee ceases to be an employee of the Corporation or the subsidiary of the Corporation, as the case may be, provided that, in the case of termination of employment by voluntary resignation by the Participant, such date shall not be earlier than the date notice of resignation was given; and in any event, the “Termination Date” shall be determined without including any period of reasonable notice that the Corporation or the subsidiary of the Corporation (as the case may be) may be required by law to provide to the Participant or any pay in lieu of notice of termination, severance pay or other damages paid or payable to the Participant;

(ii)	in the case of a Consultant whose agreement or arrangement with the Corporation or a subsidiary of the Corporation terminates, (i) the date designated by the Corporation or the subsidiary of the Corporation, as the “Termination Date” (or similar term) or expiry date in a written agreement between the Consultant and Corporation or a subsidiary of the Corporation, or (ii) if no such written agreement exists, the date designated by the Corporation or a subsidiary of the Corporation, as the case may be, on which the Consultant ceases to be a Consultant or a service provider to the Corporation or the subsidiary of the Corporation, as the case may be, or on which the Participant’s agreement or arrangement is terminated, provided that in the case of voluntary termination by the Participant of the Participant’s consulting agreement or other written arrangement, such date shall not be earlier than the date notice of voluntary termination was given; in any event, the “Termination Date” shall be determined without including any period of notice that the Corporation or the subsidiary of the Corporation (as the case may be) may be required by law to provide to the Participant or any pay in lieu of notice of termination, termination fees or other damages paid or payable to the Participant; and

(iii)	in the case of a Director, the date such individual ceases to be a Director, in each case, unless the individual continues to be a Participant in another capacity.

Notwithstanding the foregoing, in the case of a U.S. Taxpayer, a Participant’s “Termination Date” will be the date the Participant experiences a Separation from Service;

(eee)	“U.S.” or “United States” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

(fff)	“U.S. Person” shall mean a “U.S. person” as such term is defined in Rule 902(k) of Regulation S under the U.S. Securities Act (the definition of which includes, but is not limited to, (i) any natural person resident in the United States, (ii) any partnership or corporation organized or incorporated under the laws of the United States, (iii) any partnership or corporation organized outside of the United States by a U.S. Person principally for the purpose of investing in securities not registered under the U.S. Securities Act, unless it is organized, or incorporated, and owned, by accredited investors who are not natural persons, estates or trusts, and (iv) any estate or trust of which any executor or administrator or trustee is a U.S. Person);

(ggg)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

(hhh)	“U.S. Taxpayer” shall mean a Participant who, with respect to an Award, is subject to taxation under applicable U.S. tax laws.

2.2	Interpretation

(a)	Whenever the Plan Administrator exercises discretion in the administration of this Plan, the term “discretion” means the sole and absolute discretion of the Plan Administrator.

(b)	As used herein, the terms “Article”, “Section”, “Subsection” and “clause” mean and refer to the specified Article, Section, Subsection and clause of this Plan, respectively.

(c)	Words importing the singular include the plural and vice versa and words importing any gender include any other gender.

(d)	Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period begins, including the day on which the period ends, and abridging the period to the immediately preceding Business Day in the event that the last day of the period is not a Business Day. In the event an action is required to be taken or a payment is required to be made on a day which is not a Business Day such action shall be taken or such payment shall be made by the immediately preceding Business Day.

(e)	Unless otherwise specified, all references to money amounts are to Canadian currency.

(f)	The headings used herein are for convenience only and are not to affect the interpretation of this Plan.

ARTICLE 3
ADMINISTRATION

3.1	Administration

This Plan will be administered by the Plan Administrator and the Plan Administrator has sole and complete authority, in its discretion, to:

(a)	determine the individuals to whom grants under the Plan may be made;

(b)	make grants of Awards under the Plan relating to the issuance of Shares (including any combination of Options, Restricted Share Units, Performance Share Units or Deferred Share Units) in such amounts, to such Persons and, subject to the provisions of this Plan, on such terms and conditions as it determines including without limitation:

(i)	the time or times at which Awards may be granted;

(ii)	the conditions under which:

(A)	Awards may be granted to Participants; or

(B)	Awards may be forfeited to the Corporation, including any conditions relating to the attainment of specified Performance Goals;

(iii)	the number of Shares to be covered by any Award;

(iv)	the price, if any, to be paid by a Participant in connection with the purchase of Shares covered by any Awards;

(v)	whether restrictions or limitations are to be imposed on the Shares issuable pursuant to grants of any Award, and the nature of such restrictions or limitations, if any; and

(vi)	any acceleration of exercisability or vesting, or waiver of termination regarding any Award, based on such factors as the Plan Administrator may determine;

(c)	establish the form or forms of Award Agreements;

(d)	cancel, amend, adjust or otherwise change any Award under such circumstances as the Plan Administrator may consider appropriate in accordance with the provisions of this Plan;

(e)	construe and interpret this Plan and all Award Agreements;

(f)	adopt, amend, prescribe and rescind administrative guidelines and other rules and regulations relating to this Plan, including rules and regulations relating to sub–plans established for the purpose of satisfying applicable foreign laws or for qualifying for favorable tax treatment under applicable foreign laws; and

(g)	make all other determinations and take all other actions necessary or advisable for the implementation and administration of this Plan.

3.2	Delegation to Committee

(a)	The initial Plan Administrator shall be the Board.

(b)	To the extent permitted by applicable law, the Board may, from time to time, delegate to a committee of the Board (the “Committee”) all or any of the powers conferred on the Plan Administrator pursuant to this Plan, including the power to sub–delegate to any member(s) of the Committee or any specified officer(s) of the Corporation or its subsidiaries all or any of the powers delegated by the Board. In such event, the Committee or any sub–delegate will exercise the powers delegated to it in the manner and on the terms authorized by the delegating party. Any decision made or action taken by the Committee or any sub–delegate arising out of or in connection with the administration or interpretation of this Plan in this context is final and conclusive and binding on the Corporation and all subsidiaries of the Corporation, all Participants and all other Persons.

3.3	Determinations Binding

Any decision made or action taken by the Board, the Committee or any sub–delegate to whom authority has been delegated pursuant to Section 3.2 arising out of or in connection with the administration or interpretation of this Plan is final, conclusive and binding on the Corporation, the affected Participant(s), their legal and personal representatives and all other Persons.

3.4	Eligibility

All Directors, Employees and Consultants are eligible to participate in the Plan, subject to Section 10.1(f). Participation in the Plan is voluntary and eligibility to participate does not confer upon any Director, Employee or Consultant any right to receive any grant of an Award pursuant to the Plan. The extent to which any Director, Employee or Consultant is entitled to receive a grant of an Award pursuant to the Plan will be determined in the sole and absolute discretion of the Plan Administrator.

3.5	Plan Administrator Requirements

Any Award granted under this Plan shall be subject to the requirement that, if at any time the Plan Administrator shall determine that the listing, registration or qualification of the Shares issuable pursuant to such Award upon any securities exchange or under any Securities Laws of any jurisdiction, or the consent or approval of the Exchange and any securities commissions or similar securities regulatory bodies having jurisdiction over the Corporation is necessary as a condition of, or in connection with, the grant or exercise of such Award or the issuance or purchase of Shares thereunder, such Award may not be accepted or exercised, as applicable, in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Plan Administrator. Without limiting the generality of the foregoing, all Awards shall be issued pursuant to the registration requirements of the U.S. Securities Act, or pursuant an exemption or exclusion from such registration requirements. Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval. Participants shall, to the extent applicable, cooperate with the Corporation in complying with such legislation, rules, regulations and policies.

3.6	Total Shares Subject to Awards

(a)	Subject to adjustment as provided for in Article 11 and any subsequent amendment to this Plan, the aggregate number of Shares reserved for issuance pursuant to Awards granted under this Plan shall not exceed 10% of the Corporation’s total issued and outstanding Shares from time to time. This Plan is considered an “evergreen” plan, since the shares covered by Awards which have been settled, exercised or terminated shall be available for subsequent grants under the Plan and the number of Awards available to grant increases as the number of issued and outstanding Shares increases.

(b)	To the extent any Awards (or portion(s) thereof) under this Plan terminate or are cancelled for any reason prior to exercise in full, or are surrendered or settled by the Participant, any Shares subject to such Awards (or portion(s) thereof) shall be added back to the number of Shares reserved for issuance under this Plan and will again become available for issuance pursuant to the exercise of Awards granted under this Plan.

(c)	Any Shares issued by the Corporation through the assumption or substitution of outstanding stock options or other equity–based awards from an acquired company shall not reduce the number of Shares available for issuance pursuant to the exercise of Awards granted under this Plan.

3.7	Limits on Grants of Awards

Notwithstanding anything in this Plan:

(a)	the aggregate number of Shares:

(i)	issuable to Insiders at any time, under all of the Corporation’s Security– Based Compensation Arrangements, shall not exceed ten percent (10%) of the Corporation’s issued and outstanding Shares; and

(ii)	issued to Insiders within any one (1) year period, under all of the Corporation’s Security Based Compensation Arrangements, shall not exceed ten percent (10%) of the Corporation’s issued and outstanding Shares.

Notwithstanding the foregoing, appropriate adjustments shall be made as set forth in herein, in both the number of Shares covered by individual grants and the total number of Shares authorized to be issued hereunder, to give effect to any relevant changes in the capitalization of the Corporation as approved by the shareholders of the Corporation and the Exchange. All limitations set forth in this Section 3 are subject to disinterested shareholder approval in accordance with the rules of the Exchange if at the time of such grant, the Corporation is a reporting issuer as such term is defined in the Securities Act (British Columbia) (a “Reporting Issuer”). All limitations set forth in this Section 3 may be waived by resolution of the board of directors if at the time of such grant, the Corporation is not a Reporting Issuer; and

(b)	(i) the Plan Administrator shall not make grants of Awards to Directors if, after giving effect to such grants of Awards, the aggregate number of Shares issuable to Directors, at the time of such grant, under all of the Corporation’s Security Based Compensation Arrangements would exceed 1% of the issued and outstanding Shares on a non–diluted basis, and (ii) within any one financial year of the Corporation, (A) the aggregate fair value on the Date of Grant of all Options granted to any one Director shall not exceed $100,000, and (B) the aggregate fair market value on the Date of Grant of all Awards (including, for greater certainty, the fair market value of the Options) granted to any one Director under all of the Corporation’s Security Based Compensation Arrangements shall not exceed $150,000; provided that such limits shall not apply to (i) Awards taken in lieu of any cash retainer or meeting director fees, and (ii) a one–time initial grant to a Director upon such Director joining the Board.

(c)	The aggregate number of Shares issuable to Related Persons pursuant to Awards granted and all other security based compensation arrangements, at any time, shall not exceed 10% of the total number of Shares then outstanding. The aggregate number of Shares issued to Related Persons pursuant to Awards and all other security based compensation arrangements, within a one-year period, shall not exceed 10% of the total number of Shares then outstanding. The total number of Shares which may be issued or issuable to any one Related Person and the associates of the Related Person under the Plan and all other security based compensation arrangements within any one-year period shall not exceed 5% of the Shares then outstanding. So long as the Corporation is listed on the Exchange, the aggregate number of Shares issued or issuable to persons providing investor relations activities as compensation within a one-year period, shall not exceed 1% of the total number of Shares then outstanding. For the purposes of this Section, the number of Shares then outstanding shall mean the number of Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable Award.

3.8	Award Agreements

Each Award under this Plan will be evidenced by an Award Agreement. Each Award Agreement will be subject to the applicable provisions of this Plan and will contain such provisions as are required by this Plan and any other provisions that the Plan Administrator may direct. Any one officer of the Corporation is authorized and empowered to execute and deliver, for and on behalf of the Corporation, an Award Agreement to a Participant granted an Award pursuant to this Plan.

3.9	Non–transferability of Awards

Except as permitted by the Plan Administrator and to the extent that certain rights may pass to a beneficiary or legal representative upon death of a Participant, by will or as required by law, no assignment or transfer of Awards, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Awards whatsoever in any assignee or transferee and immediately upon any assignment or transfer, or any attempt to make the same, such Awards will terminate and be of no further force or effect. To the extent that certain rights to exercise any portion of an outstanding Award pass to a beneficiary or legal representative upon death of a Participant, the period in which such Award can be exercised by such beneficiary or legal representative shall not exceed one (1) year from the Participant’s death.

ARTICLE 4
OPTIONS

4.1	Granting of Options

The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant Options to any Participant. The terms and conditions of each Option grant shall be evidenced by an Award Agreement.

4.2	Exercise Price

The Plan Administrator will establish the Exercise Price at the time each Option is granted, which Exercise Price must in all cases be not less than the Market Price on the Date of Grant.

4.3	Term of Options

Subject to any accelerated termination as set forth in this Plan, each Option expires on its Expiry Date.

4.4	Vesting and Exercisability

(a)	The Plan Administrator shall have the authority to determine the vesting terms applicable to grants of Options.

(b)	Once an Option becomes vested, it shall remain vested and shall be exercisable until expiration or termination of the Option, unless otherwise specified by the Plan Administrator, or as may be otherwise set forth in any written employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant. Each vested Option may be exercised at any time or from time to time, in whole or in part, for up to the total number of Option Shares with respect to which it is then exercisable. The Plan Administrator has the right to accelerate the date upon which any Option becomes exercisable.

(c)	Subject to the provisions of this Plan and any Award Agreement, Options shall be exercised by means of a fully completed Exercise Notice delivered to the Corporation.

(d)	The Plan Administrator may provide at the time of granting an Option that the exercise of that Option is subject to restrictions, in addition to those specified in this Section 4.4, such as vesting conditions relating to the attainment of specified Performance Goals.

4.5	Payment of Exercise Price

(a)	Unless otherwise specified by the Plan Administrator at the time of granting an Option and set forth in the particular Award Agreement, the Exercise Notice must be accompanied by payment of the Exercise Price. The Exercise Price must be fully paid by certified cheque, wire transfer, bank draft or money order payable to the Corporation or by such other means as might be specified from time to time by the Plan Administrator, which may include (i) through an arrangement with a broker approved by the Corporation (or through an arrangement directly with the Corporation) whereby payment of the Exercise Price is accomplished with the proceeds of the sale of Shares deliverable upon the exercise of the Option, (ii) through the cashless exercise process set out in Section 4.5(b), or (iii) such other consideration and method of payment for the issuance of Shares to the extent permitted by Securities Laws, or any combination of the foregoing methods of payment.

(b)	Unless otherwise specified by the Plan Administrator and set forth in the particular Award Agreement, if permitted by the Plan Administrator, a Participant may, in lieu of exercising an Option pursuant to an Exercise Notice, elect to surrender such Option to the Corporation (a “Cashless Exercise”) in consideration for an amount from the Corporation equal to (i) the Market Price of the Shares issuable on the exercise of such Option (or portion thereof) as of the date such Option (or portion thereof) is exercised, less (ii) the aggregate Exercise Price of the Option (or portion thereof) surrendered relating to such Shares (the “In–the–Money Amount”), by written notice to the Corporation indicating the number of Options such Participant wishes to exercise using the Cashless Exercise, and such other information that the Corporation may require. Subject to Section 9.3, the Corporation shall satisfy payment of the In–the–Money Amount by delivering to the Participant such number of Shares (rounded down to the nearest whole number) having a fair market value equal to the In–the–Money Amount.

(c)	No Shares will be issued or transferred until full payment therefor has been received by the Corporation, or arrangements for such payment have been made to the satisfaction of the Plan Administrator.

(d)	If a Participant surrenders Options through a Cashless Exercise pursuant to Section 4.5(b), to the extent that such Participant would be entitled to a deduction under paragraph 110(1)(d) of the Income Tax Act (Canada) (the “Tax Act”) in respect of such surrender if the election described in subsection 110(1.1) of the Tax Act were made and filed (and the other procedures described therein were undertaken) on a timely basis after such surrender, the Corporation will cause such election to be so made and filed (and such other procedures to be so undertaken).

ARTICLE 5
RESTRICTED SHARE UNITS

5.1	Granting of RSUs

(a)	The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any Participant in respect of a bonus or similar payment in respect of services rendered by the applicable Participant in a taxation year (the “RSU Service Year”). The terms and conditions of each RSU grant may be evidenced by an Award Agreement. Each RSU will consist of a right to receive a Share, cash payment, or a combination thereof (as provided in Section 5.4(a)), upon the settlement of such RSU.

(b)	The number of RSUs (including fractional RSUs) granted at any particular time pursuant to this Article 5 will be calculated by dividing (i) the amount of any bonus or similar payment that is to be paid in RSUs, as determined by the Plan Administrator, by (ii) the greater of (A) the Market Price of a Share on the Date of Grant; and (B) such amount as determined by the Plan Administrator in its sole discretion.

5.2	RSU Account

All RSUs received by a Participant shall be credited to an account maintained for the Participant on the books of the Corporation, as of the Date of Grant.

5.3	Vesting of RSUs

The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of RSUs, provided that the terms comply with Section 409A, with respect to a U.S. Taxpayer.

5.4	Settlement of RSUs

(a)	The Plan Administrator shall have the sole authority to determine the settlement terms applicable to the grant of RSUs, provided that with respect to a U.S. Taxpayer the terms comply with Section 409A to the extent it is applicable. Subject to Section 12.6(d) below and except as otherwise provided in an Award Agreement, on the settlement date for any RSU, the Participant shall redeem each vested RSU for the following at the election of the Participant but subject to the approval of the Plan Administrator:

(i)	one fully paid and non–assessable Share issued from treasury to the Participant or as the Participant may direct,

(ii)	a cash payment, or

(iii)	a combination of Shares and cash as contemplated by paragraphs (i) and (ii) above.

(b)	Any cash payments made under this Section 5.4 by the Corporation to a Participant in respect of RSUs to be redeemed for cash shall be calculated by multiplying the number of RSUs to be redeemed for cash by the Market Price per Share as at the settlement date.

(c)	Payment of cash to Participants on the redemption of vested RSUs may be made through the Corporation’s payroll in the pay period that the settlement date falls within.

(d)	Notwithstanding any other terms of this Plan but, in the case of a U.S. Taxpayer, subject to Section 12.6(d) below and except, in the case of a U.S. Taxpayer, as otherwise provided in an Award Agreement, no settlement date for any RSU shall occur, and no Share shall be issued or cash payment shall be made in respect of any RSU, under this Section 5.4 any later than the final Business Day of the third calendar year following the applicable RSU Service Year.

ARTICLE 6
PERFORMANCE SHARE UNITS

6.1	Granting of PSUs

The Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant PSUs to any Participant in respect of a bonus or similar payment in respect of services rendered by the applicable Participant in a taxation year (the “PSU Service Year”). The terms and conditions of each PSU grant shall be evidenced by an Award Agreement, provided that with respect to a U.S. Taxpayer the terms comply with Section 409A to the extent it is applicable. Each PSU will consist of a right to receive a Share, cash payment, or a combination thereof (as provided in Section 6.6(a)), upon the achievement of such Performance Goals during such performance periods as the Plan Administrator shall establish.

6.2	Terms of PSUs

The Performance Goals to be achieved during any performance period, the length of any performance period, the amount of any PSUs granted, the effect of termination of a Participant’s service and the amount of any payment or transfer to be made pursuant to any PSU will be determined by the Plan Administrator and by the other terms and conditions of any PSU, all as set forth in the applicable Award Agreement.

6.3	Performance Goals

The Plan Administrator will issue Performance Goals prior to the Date of Grant to which such Performance Goals pertain. The Performance Goals may be based upon the achievement of corporate, divisional or individual goals, and may be applied to performance relative to an index or comparator group, or on any other basis determined by the Plan Administrator. Following the Date of Grant, the Plan Administrator may modify the Performance Goals as necessary to align them with the Corporation’s corporate objectives, subject to any limitations set forth in an Award Agreement or an employment or other agreement with a Participant. The Performance Goals may include a threshold level of performance below which no payment will be made (or no vesting will occur), levels of performance at which specified payments will be made (or specified vesting will occur), and a maximum level of performance above which no additional payment will be made (or at which full vesting will occur), all as set forth in the applicable Award Agreement.

6.4	PSU Account

All PSUs received by a Participant shall be credited to an account maintained for the Participant on the books of the Corporation, as of the Date of Grant.

6.5	Vesting of PSUs

The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of PSUs, provided that with respect to a U.S. Taxpayer the terms comply with Section 409A to the extent it is applicable.

6.6	Settlement of PSUs

(a)	The Plan Administrator shall have the authority to determine the settlement terms applicable to the grant of PSUs provided that with respect to a U.S. Taxpayer the terms comply with Section 409A to the extent it is applicable. Subject to Section 12.6(d) below and except as otherwise provided in an Award Agreement, on the settlement date for any PSU, the Participant shall redeem each vested PSU for the following at the election of the Participant but subject to the approval of the Plan Administrator:

(i)	one fully paid and non–assessable Share issued from treasury to the Participant or as the Participant may direct,

(ii)	a cash payment, or

(iii)	a combination of Shares and cash as contemplated by paragraphs (i) and (ii) above.

(b)	Any cash payments made under this Section 6.6 by the Corporation to a Participant in respect of PSUs to be redeemed for cash shall be calculated by multiplying the number of PSUs to be redeemed for cash by the Market Price per Share as at the settlement date.

(c)	Payment of cash to Participants on the redemption of vested PSUs may be made through the Corporation’s payroll in the pay period that the settlement date falls within.

(d)	Notwithstanding any other terms of this Plan but, in the case of a U.S. Taxpayer, subject to Section 12.6(d) below and except, in the case of a U.S. Taxpayer, as otherwise provided in an Award Agreement, no settlement date for any PSU shall occur, and no Share shall be issued or cash payment shall be made in respect of any PSU, under this Section 6.6 any later than the final Business Day of the third calendar year following the applicable PSU Service Year.

ARTICLE 7
DEFERRED SHARE UNITS

7.1	Granting of DSUs

(a)	The Board may fix from time to time a portion of the Director Fees that is to be payable in the form of DSUs. In addition, each Electing Person is given, subject to the conditions stated herein, the right to elect in accordance with Section 7.1(b) to participate in the grant of additional DSUs pursuant to this Article 7. An Electing Person who elects to participate in the grant of additional DSUs pursuant to this Article 7 shall receive their Elected Amount (as that term is defined below) in the form of DSUs. The “Elected Amount” shall be an amount, as elected by the Director, in accordance with applicable tax law, between 0% and 100% of any Director Fees that would otherwise be paid in cash (the “Cash Fees”).

(b)	Each Electing Person who elects to receive their Elected Amount in the form of DSUs will be required to file a notice of election in the form of Schedule A hereto (the “Election Notice”) with the Chief Financial Officer of the Corporation: (i) in the case of an existing Electing Person, by December 31st in the year prior to the year to which such election is to apply (other than for Director Fees payable for the 2021 financial year, in which case any Electing Person who is not a U.S. Taxpayer as of the date of this Plan shall file the Election Notice by the date that is 30 days from the Effective Date with respect to compensation paid for services to be performed after such date); and (ii) in the case of a newly appointed Electing Person who is not a U.S. Taxpayer, within 30 days of such appointment with respect to compensation paid for services to be performed after such date. In the case of the first year in which an Electing Person who is a U.S. Taxpayer first becomes an Electing Person under the Plan (or any plan required to be aggregated with the Plan under Section 409A), an initial Election Notice may be filed within 30 days of such appointment only with respect to compensation paid for services to be performed after the end of the 30–day election period. If no election is made within the foregoing time frames, the Electing Person shall be deemed to have elected to be paid the entire amount of his or her Cash Fees in cash.

(c)	Subject to Subsection 7.1(d), the election of an Electing Person under Subsection 7.1(b) shall be deemed to apply to all Cash Fees paid subsequent to the filing of the Election Notice. In the case of an Electing Person who is a U.S. Taxpayer, his or her election under Section 7.1(b) shall be deemed to apply to all Cash Fees that are earned after the Election Date. An Electing Person is not required to file another Election Notice for subsequent calendar years

(d)	Each Electing Person who is not a U.S. Taxpayer is entitled once per calendar year to terminate his or her election to receive DSUs by filing with the Chief Financial Officer of the Corporation a termination notice in the form of Schedule B. Such termination shall be effective immediately upon receipt of such notice, provided that the Corporation has not imposed a “black–out” on trading. Thereafter, any portion of such Electing Person’s Cash Fees payable or paid in the same calendar year and, subject to complying with Subsection 7.1(b), all subsequent calendar years shall be paid in cash. For greater certainty, to the extent an Electing Person terminates his or her participation in the grant of DSUs pursuant to this Article 7, he or she shall not be entitled to elect to receive the Elected Amount, or any other amount of his or her Cash Fees in DSUs again until the calendar year following the year in which the termination notice is delivered. An election by a U.S. Taxpayer to receive the Elected Amount in DSUs for any calendar year (or portion thereof) is irrevocable for that calendar year after the expiration of the election period for that year and any termination of the election will not take effect until the first day of the calendar year following the calendar year in which the termination notice in the form of Schedule A is delivered.

(e)	Any DSUs granted pursuant to this Article 7 prior to the delivery of a termination notice pursuant to Section 7.1(d) shall remain in the Plan following such termination and will be redeemable only in accordance with the terms of the Plan.

(f)	The number of DSUs (including fractional DSUs) granted at any particular time pursuant to this Article 7 will be calculated by dividing (i) the amount of Director Fees that are to be paid as DSUs, as determined by the Plan Administrator or Director Fees that are to be paid in DSUs (including any Elected Amount), by (ii) the Market Price of a Share on the Date of Grant.

(g)	In addition to the foregoing, the Plan Administrator may, from time to time, subject to the provisions of this Plan and such other terms and conditions as the Plan Administrator may prescribe, grant DSUs to any Participant.

7.2	DSU Account

All DSUs received by a Participant (which, for greater certainty includes Electing Persons) shall be credited to an account maintained for the Participant on the books of the Corporation, as of the Date of Grant. The terms and conditions of each DSU grant shall be evidenced by an Award Agreement.

7.3	Vesting of DSUs

Except as otherwise determined by the Plan Administrator or as set forth in the particular Award Agreement, DSUs shall vest immediately upon grant.

7.4	Settlement of DSUs

(a)	DSUs shall be settled on the date established in the Award Agreement; provided, however that if there is no Award Agreement or the Award Agreement does not establish a date for the settlement of the DSUs, then, for a Participant who is not a U.S. Taxpayer the settlement date shall be the date determined by the Participant (which date shall not be earlier than the Termination Date or later than the end of the first calendar year commending after the Termination Date), and for a Participant who is a U.S. taxpayer, the settlement date shall be the date determined by the Participant in accordance with the Election Notice (which date shall not be earlier than the “separation from service” (within the meaning of Section 409A)). On the settlement date for any DSU, the Participant shall redeem each vested DSU for:

(i)	one fully paid and non–assessable Share issued from treasury to the Participant or as the Participant may direct; or

(i)	at the election of the Participant and subject to the approval of the Plan Administrator, a cash payment.

(b)	Any cash payments made under this Section 7.4 by the Corporation to a Participant in respect of DSUs to be redeemed for cash shall be calculated by multiplying the number of DSUs to be redeemed for cash by the Market Price per Share as at the settlement date.

(c)	Payment of cash to Participants on the redemption of vested DSUs may be made through the Corporation’s payroll or in such other manner as determined by the Corporation.

7.5	No Additional Amount or Benefit

For greater certainty, neither a Participant to whom DSUs are granted nor any person with whom such Participant does not deal at arm’s length (for purposes of the Tax Act) shall be entitled, either immediately or in the future, either absolutely or contingently, to receive or obtain any amount or benefit granted or to be granted for the purpose of reducing the impact, in whole or in part, of any reduction in the Market Price of the Shares to which the DSUs relate.

ARTICLE 8
SHARE-BASED AWARDS

8.1	Share-Based Awards

Subject to the prior written approval of the Exchange, the Plan Administrator may grant other types of equity-based or equity-related Awards not otherwise described by the terms of this Plan (including the grant or offer for sale of unrestricted Shares) in such amounts and subject to such terms and conditions, including, but not limited to, being subject to performance criteria, or in satisfaction of such obligations, as the Plan Administrator shall determine. Such Awards may involve the transfer of actual Shares to Participants, or payment in cash or otherwise of amounts based on the value of Shares.

ARTICLE 9
ADDITIONAL AWARD TERMS

9.1	Dividend Equivalents

(a)	Unless otherwise determined by the Plan Administrator or as set forth in the particular Award Agreement, an Award of RSUs, PSUs and DSUs shall include the right for such RSUs, PSUs and DSUs be credited with dividend equivalents in the form of additional RSUs, PSUs and DSUs, respectively, as of each dividend payment date in respect of which normal cash dividends are paid on Shares. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of RSUs, PSUs and DSUs, as applicable, held by the Participant on the record date for the payment of such dividend, by (b) the Market Price at the close of the fifth trading day immediately following the dividend record date, with fractions computed to three decimal places. Dividend equivalents credited to a Participant’s account shall vest in proportion to the RSUs, PSUs and DSUs to which they relate, and shall be settled in accordance with Subsections 5.4, 6.6, and 7.4 respectively.

(b)	The foregoing does not obligate the Corporation to declare or pay dividends on Shares and nothing in this Plan shall be interpreted as creating such an obligation.

9.2	Black–out Period

In the event that an Award expires, at a time when a scheduled blackout is in place or an undisclosed material change or material fact in the affairs of the Corporation exists, the expiry of such Award will be the date that is 10 Business Days after which such scheduled blackout terminates or there is no longer such undisclosed material change or material fact.

9.3	Withholding Taxes

Notwithstanding any other terms of this Plan, the granting, vesting or settlement of each Award under this Plan is subject to the condition that if at any time the Plan Administrator determines, in its discretion, that the satisfaction of withholding tax or other withholding liabilities is necessary or desirable in respect of such grant, vesting or settlement, such action is not effective unless such withholding has been effected to the satisfaction of the Plan Administrator. In such circumstances,the Plan Administrator may require that a Participant pay to the Corporation such amount as the Corporation or a subsidiary of the Corporation is obliged to withhold or remit to the relevant taxing authority in respect of the granting, vesting or settlement of the Award. Any such additional payment is due no later than the date on which such amount with respect to the Award is required to be remitted to the relevant tax authority by the Corporation or a subsidiary of the Corporation, as the case may be. Alternatively, and subject to any requirements or limitations under applicable law, the Corporation or any Affiliate may (a) withhold such amount from any remuneration or other amount payable by the Corporation or any Affiliate to the Participant, (b) require the sale, on behalf of the applicable Participant, of a number of Shares issued upon exercise, vesting, or settlement of such Award and the remittance to the Corporation of the net proceeds from such sale sufficient to satisfy such amount, or (c) enter into any other suitable arrangements for the receipt of such amount.

9.4	Recoupment

Notwithstanding any other terms of this Plan, Awards may be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback, recoupment or similar policy adopted by the Corporation or the relevant subsidiary of the Corporation, or as set out in the Participant’s employment agreement, Award Agreement or other written agreement, or as otherwise required by law or the rules of the Exchange. The Plan Administrator may at any time waive the application of this Section 9.4 to any Participant or category of Participants.

ARTICLE 10

TERMINATION OF EMPLOYMENT OR SERVICES

10.1	Termination of Employee, Consultant or Director

Subject to Section 10.2, unless otherwise determined by the Plan Administrator or as set forth in an employment agreement, Award Agreement or other written agreement:

(a)	where a Participant’s employment, consulting agreement or arrangement is terminated or the Participant ceases to hold office or his or her position, as applicable, by reason of voluntary resignation by the Participant or termination by the Corporation or a subsidiary of the Corporation for Cause, then any Option or other Award held by the Participant that has not been exercised, surrendered or settled as of the Termination Date shall be immediately forfeited and cancelled as of the Termination Date;

(b)	where a Participant’s employment, consulting agreement or arrangement is terminated by the Corporation or a subsidiary of the Corporation without Cause (whether such termination occurs with or without any or adequate reasonable notice, or with or without any or adequate compensation in lieu of such reasonable notice) then a portion of any unvested Options or other Awards shall immediately vest, such portion to be equal to the number of unvested Options or other Awards held by the Participant as of the Termination Date multiplied by a fraction the numerator of which is the number of days between the Date of Grant and the Termination Date and the denominator of which is the number of days between the Date of Grant and the date any unvested Options or other Awards were originally scheduled to vest. Any vested Options may be exercised by the Participant at any time during the period that terminates on the earlier of: (A) the Expiry Date of such Option; and (B) the date that is 90 days after the Termination Date. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested Award other than an Option, that is held by a Participant who is not a U.S. Taxpayer, such Award will be settled within 90 days after the Termination Date. In the case of vested Awards of a U.S. Taxpayer, vested RSUs will be settled within 90 days after the Termination Date, vested DSUs will be settled in accordance with the Participant’s DSU Election Notice (Schedule A hereto), and PSUs that become vested as a result of this Section 10.1(b) will be settled within 90 days after the Termination Date, provided that in all cases such PSUs will be settled by March 15th of the year immediately following the calendar year in which the Termination Date occurs;

(c)	where a Participant’s employment, consulting agreement or arrangement terminates on account of his or her becoming Disabled, then any Award held by the Participant that has not vested as of the date of the Participant’s Termination Date shall vest on such date. Any vested Option may be exercised by the Participant at any time until the Expiry Date of such Option. Any vested Award other than an Option, that is held by a Participant that is not a U.S. Taxpayer, will be settled within 90 days after the Termination Date. In the case of vested Awards of a U.S. Taxpayer, vested RSUs will be settled within 90 days after the Termination Date, vested DSUs will be settled in accordance with the Participant’s DSU Election Notice (Schedule A hereto), and PSUs that become vested as a result of this Section 10.1(c) will be settled within 90 days after the Termination Date, provided that in all cases such PSUs will be settled by March 15th of the year immediately following the calendar year in which the Termination Date occurs;

(d)	where a Participant’s employment, consulting agreement or arrangement is terminated by reason of the death of the Participant, then any Award that is held by the Participant that has not vested as of the date of the death of such Participant shall vest on such date. Any vested Option may be exercised by the Participant’s beneficiary or legal representative (as applicable) at any time during the period that terminates on the earlier of: (A) the Expiry Date of such Option; and (B) the first anniversary of the date of the death of such Participant. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested Award other than an Option, that is held by a Participant that is not a U.S. Taxpayer, such Award will be settled with the Participant’s beneficiary or legal representative (as applicable) within 90 days after the date of the Participant’s death. In the case of vested Awards of a U.S. Taxpayer, vested RSUs will be settled within 90 days after the date of death, vested DSUs will be settled in accordance with the Participant’s Election Notice (Schedule A hereto), and PSUs that become vested as a result of this Section 10.1(d) will be settled within 90 days after the date of death, provided that in all cases such PSUs will be settled by March 15th of the year immediately following the calendar year in which the death occurs;

(e)	where a Participant’s employment, consulting agreement or arrangement is terminated due to the Participant’s Retirement, then (i) any outstanding Award that vests or becomes exercisable based solely on the Participant remaining in the service of the Corporation or its subsidiary will become 100% vested, and (ii) any outstanding Award that vests based on the achievement of Performance Goals and that has not previously become vested shall continue to be eligible to vest based upon the actual achievement of such Performance Goals. Any vested Option may be exercised by the Participant at any time during the period that terminates on the earlier of: (A) the Expiry Date of such Option; and (B) the third anniversary of the Participant’s date of Retirement. If an Option remains unexercised upon the earlier of (A) or (B), the Option shall be immediately forfeited and cancelled for no consideration upon the termination of such period. In the case of a vested Award other than an Option that is described in (i), such Award will be settled within 90 days after the Participant’s Retirement. In the case of a vested Award other than an Option that is described in (ii), such Award will be settled at the same time the Award would otherwise have been settled had the Participant remained in active service with the Corporation or its subsidiary. Notwithstanding the foregoing, if, following his or her Retirement, the Participant commences (the “Commencement Date”) employment, consulting or acting as a director of the Corporation or any of its subsidiaries (or in an analogous capacity) or otherwise as a service provider to any Person that carries on or proposes to carry on a business competitive with the Corporation or any of its subsidiaries, any Option or other Award held by the Participant that has not been exercised or settled as of the Commencement Date shall be immediately forfeited and cancelled as of the Commencement Date;

(f)	a Participant’s eligibility to receive further grants of Options or other Awards under this Plan ceases as of:

(i)	the date that the Corporation or a subsidiary of the Corporation, as the case may be, provides the Participant with written notification that the Participant’s employment, consulting agreement or arrangement is terminated, notwithstanding that such date may be prior to the Termination Date; or

(ii)	the date of the death, Disability or Retirement of the Participant;

(g)	notwithstanding Subsection 10.1(b), unless the Plan Administrator, in its discretion, otherwise determines, at any time and from time to time, but with due regard for Section 409A, Options or other Awards are not affected by a change of employment or consulting agreement or arrangement, or directorship within or among the Corporation or a subsidiary of the Corporation for so long as the Participant continues to be a Director, Employee or Consultant, as applicable, of the Corporation or a subsidiary of the Corporation; and for greater clarity, except as otherwise provided in an applicable Award Agreement or employment agreement, and notwithstanding any other provision of this Section 10.1, in the case of an Award (other than an Option or DSU) that is granted to a U.S. Taxpayer and that becomes vested (in whole or in part) pursuant to this Section 10.1 upon the Participant’s Termination Date, such Award will, subject to Section 12.6(d), be settled as soon as administratively practicable following the Participant’s Termination Date but in no event later than 90 days following the Participant’s Termination Date, provided that if such Award is a PSU, settlement will occur no later than March 15th of the year immediately following the calendar year in which the Termination Date occurs. In the case of an Award (other than an Option or DSU) granted to a U.S. Taxpayer that remains eligible to vest (in whole or in part) following a Participant’s termination of service based upon the achievement of one or more Performance Goals, such Award will be settled at the earlier of (i) the originally scheduled settlement date at the end of the performance period (to the extent Performance Goals are achieved) and (ii) the date on which performance vesting conditions are waived, or are deemed satisfied pursuant to the terms of the Applicable Award Agreement. DSUs will be settled in accordance with the U.S. Taxpayer’s DSU Election Notice (Schedule A hereto).

10.2	Discretion to Permit Acceleration

Notwithstanding the provisions of Section 10.1, the Plan Administrator may, in its discretion, at any time prior to, or following the events contemplated in such Section, or in an employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant, permit the acceleration of vesting of any or all Awards or waive termination of any or all Awards, all in the manner and on the terms as may be authorized by the Plan Administrator, taking into consideration the requirements of Section 409A of the Code, to the extent applicable, with respect to Awards of U.S. Taxpayers.

ARTICLE 11

EVENTS AFFECTING THE CORPORATION

11.1	General

The existence of any Awards does not affect in any way the right or power of the Corporation or its shareholders to make, authorize or determine any adjustment, recapitalization, reorganization or any other change in the Corporation’s capital structure or its business, or any amalgamation, combination, arrangement, merger or consolidation involving the Corporation, to create or issue any bonds, debentures, Shares or other securities of the Corporation or to determine the rights and conditions attaching thereto, to effect the dissolution or liquidation of the Corporation or any sale or transfer of all or any part of its assets or business, or to effect any other corporate act or proceeding, whether of a similar character or otherwise, whether or not any such action referred to in this Article 11 would have an adverse effect on this Plan or on any Award granted hereunder.

11.2	Change in Control

Except as may be set forth in an employment agreement, Award Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the Participant:

(a)	Subject to this Section 11.2, but notwithstanding anything else in this Plan or any Award Agreement, the Plan Administrator may, without the consent of any Participant, take such steps as it deems necessary or desirable, including to cause(i) the conversion or exchange of any outstanding Awards into or for, rights or other securities of substantially equivalent value, as determined by the Plan Administrator in its discretion, in any entity participating in or resulting from a Change in Control; (ii) outstanding Awards to vest and become exercisable, realizable, or payable, or restrictions applicable to an Award to lapse, in whole or in part prior to or upon consummation of such merger or Change in Control, and, to the extent the Plan Administrator determines, terminate upon or immediately prior to the effectiveness of such merger or Change in Control; (iii) the termination of an Award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise or settlement of such Award or realization of the Participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the Plan Administrator determines in good faith that no amount would have been attained upon the exercise or settlement of such Award or realization of the Participant’s rights, then such Award may be terminated by the Corporation without payment); (iv) the replacement of such Award with other rights or property selected by the Board of Directors in its sole discretion where such replacement would not adversely affect the holder; or (v) any combination of the foregoing. In taking any of the actions permitted under this Section 11.2(a), the Plan Administrator will not be required to treat all Awards similarly in the transaction. Notwithstanding the foregoing, in the case of Options held by a Canadian Taxpayer, the Plan Administrator may not cause the Canadian Taxpayer to receive (pursuant to this Subsection 11.2(a)) any property in connection with a Change in Control other than rights to acquire shares or units of a “mutual fund trust” (as defined in the Tax Act), of the Corporation or a “qualifying person” (as defined in the Tax Act) that does not deal at arm’s length (for purposes of the Tax Act) with the Corporation, as applicable, at the time such rights are issued or granted.

(b)	Notwithstanding Section 10.1, and except as otherwise provided in a written employment or other agreement between the Corporation or a subsidiary of the Corporation and a Participant, if within 12 months following the completion of a transaction resulting in a Change in Control, a Participant’s employment, consultancy or directorship is terminated by the Corporation or a subsidiary of the Corporation without Cause:

(i)	any unvested Awards held by the Participant at the Termination Date shall immediately vest; and any vested Awards of Participants may, subject to Sections 5.4(d) and 6.6(d) (where applicable), be exercised, surrendered or settled by such Participant at any time during the period that terminates on the earlier of:

(A)	the Expiry Date of such Award; and (B) the date that is 90 days after the Termination Date, provided that any vested Awards (other than Options) granted to U.S. Taxpayers will be settled within 90 days of the Participant’s “separation from service”. Any Award that has not been exercised, surrendered or settled at the end of such period will be immediately forfeited and cancelled.

(c)	Notwithstanding Subsection 11.2(a) and unless otherwise determined by the Plan Administrator, if, as a result of a Change in Control, the Shares will cease trading on an Exchange, then the Corporation may terminate all of the Awards, other than an Option held by a Canadian Taxpayer for the purposes of the Tax Act, granted under this Plan at the time of and subject to the completion of the Change in Control transaction by paying to each holder at or within a reasonable period of time following completion of such Change in Control transaction an amount for each Award equal to the fair market value of the Award held by such Participant as determined by the Plan Administrator, acting reasonably, provided that any vested Awards granted to U.S. Taxpayers will be settled within 90 days of the Change in Control.

(d)	It is intended that any actions taken under this Section 11.2 will comply with the requirements of Section 409A of the Code with respect to Awards granted to U.S. Taxpayers.

11.3	Reorganization of Corporation’s Capital

Should the Corporation effect a subdivision or consolidation of Shares or any similar capital reorganization or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or should any other change be made in the capitalization of the Corporation that does not constitute a Change in Control and that would warrant the amendment or replacement of any existing Awards in order to adjust the number of Shares that may be acquired on the vesting of outstanding Awards and/or the terms of any Award in order to preserve proportionately the rights and obligations of the Participants holding such Awards, the Plan Administrator will, subject to the prior approval of the Exchange, authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

11.4	Other Events Affecting the Corporation

In the event of an amalgamation, combination, arrangement, merger or other transaction or reorganization involving the Corporation and occurring by exchange of Shares, by sale or lease of assets or otherwise, that does not constitute a Change in Control and that warrants the amendment or replacement of any existing Awards in order to adjust the number and/or type of Shares that may be acquired, or by reference to which such Awards may be settled, on the vesting of outstanding Awards and/or the terms of any Award in order to preserve proportionately the rights and obligations of the Participants holding such Awards, the Plan Administrator will, subject to the prior approval of the Exchange, authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

11.5	Immediate Acceleration of Awards

In taking any of the steps provided in Sections 11.3 and 11.4, the Plan Administrator will not be required to treat all Awards similarly and where the Plan Administrator determines that the steps provided in Sections 11.3 and 11.4 would not preserve proportionately the rights, value and obligations of the Participants holding such Awards in the circumstances or otherwise determines that it is appropriate, the Plan Administrator may, but is not required to, permit the immediate vesting of any unvested Awards, provided that any such adjustments or acceleration of vesting undertaken pursuant to sections 11.3, 11.4 or 11.5 shall be undertaken only to the extent they will not result in adverse tax consequences under Section 409A of the Code. For greater certainty, Exchange approval shall be required on any proposed adjustments that would not treat all holders of the same type of Award in the same manner.

11.6	Issue by Corporation of Additional Shares

Except as expressly provided in this Article 11, neither the issue by the Corporation of shares of any class or securities convertible into or exchangeable for shares of any class, nor the conversion or exchange of such shares or securities, affects, and no adjustment by reason thereof is to be made with respect to the number of Shares that may be acquired as a result of a grant of Awards.

11.7	Fractions

No fractional Shares will be issued pursuant to an Award. Accordingly, if, as a result of any adjustment under this Article 11 or a dividend equivalent, a Participant would become entitled to a fractional Share, the Participant has the right to acquire only the adjusted number of full Shares and no payment or other adjustment will be made with respect to the fractional Shares, which shall be disregarded.

ARTICLE 12

U.S. TAXPAYERS

12.1	Provisions for U.S. Taxpayers

Options granted under this Plan to U.S. Taxpayers may be non–qualified stock options or incentive stock options qualifying under Section 422 of the Code (“ISOs”). Each Option shall be designated in the Award Agreement as either an ISO or a non–qualified stock option. If an Award Agreement fails to designate an Option as either an ISO or non–qualified stock option, the Option will be a non–qualified stock option. The Corporation shall not be liable to any Participant or to any other Person if it is determined that an Option intended to be an ISO does not qualify as an ISO. Non– qualified stock options will be granted to a U.S. Taxpayer only if (i) such U.S. Taxpayer performs services for the Corporation or any corporation or other entity in which the Corporation has a direct or indirect controlling interest or otherwise has a significant ownership interest, as determined under Section 409A, such that the Option will constitute an option to acquire “service recipient stock” within the meaning of Section 409A, or (ii) such option otherwise is exempt from Section 409A.

12.2	ISOs

Subject to any limitations in Section 3.6, the aggregate number of Shares reserved for issuance in respect of granted ISOs shall not exceed 10,000,000 Shares, and the terms and conditions of any ISOs granted to a U.S. Taxpayer on the Date of Grant hereunder, including the eligible recipients of ISOs, shall be subject to the provisions of Section 422 of the Code, and the terms, conditions, limitations and administrative procedures established by the Plan Administrator from time to time in accordance with this Plan. At the discretion of the Plan Administrator, ISOs may only be granted to an individual who is an employee of the Corporation, or of a “parent corporation” or “subsidiary corporation” of the Corporation, as such terms are defined in Sections 424(e) and (f) of the Code.

12.3	ISO Grants to 10% Shareholders

Notwithstanding anything to the contrary in this Plan, if an ISO is granted to a person who owns shares representing more than 10% of the voting power of all classes of shares of the Corporation or of a “parent corporation” or “subsidiary corporation”, as such terms are defined in Section 424(e) and (f) of the Code, on the Date of Grant, the term of the Option shall not exceed five years from the time of grant of such Option and the Exercise Price shall be at least 110% of the Market Price of the Shares subject to the Option.

12.4	$100,000 Per Year Limitation for ISOs

To the extent the aggregate Market Price as at the Date of Grant of the Shares for which ISOs are exercisable for the first time by any person during any calendar year (under all plans of the Corporation and any “parent corporation” or “subsidiary corporation”, as such terms are defined in Section 424(e) and (f) of the Code) exceeds US$100,000, such excess ISOs shall be treated as non– qualified stock options.

12.5	Disqualifying Dispositions

Each person awarded an ISO under this Plan shall notify the Corporation in writing immediately after the date he or she makes a disposition or transfer of any Shares acquired pursuant to the exercise of such ISO if such disposition or transfer is made (a) within two years from the Date of Grant or (b) within one year after the date such person acquired the Shares. Such notice shall specify the date of such disposition or other transfer and the amount realized, in cash, other property, assumption of indebtedness or other consideration, by the person in such disposition or other transfer. The Corporation may, if determined by the Plan Administrator and in accordance with procedures established by it, retain possession of any Shares acquired pursuant to the exercise of an ISO as agent for the applicable person until the end of the later of the periods described in (a) or (b) above, subject to complying with any instructions from such person as to the sale of such Shares.

12.6	Section 409A of the Code

(a)	This Plan will be construed and interpreted to be exempt from, or where not so exempt, to comply with Section 409A of the Code to the extent required to preserve the intended tax consequences of this Plan. Any reference in this Plan to Section 409A of the Code shall also include any regulation promulgated thereunder or any other formal guidance issued by the Internal Revenue Service with respect to Section 409A of the Code. Each Award shall be construed and administered such that the Award either (A) qualifies for an exemption from the requirements of Section 409A of the Code or (B) satisfies the requirements of Section 409A of the Code. If an Award is subject to Section 409A of the Code, (I) distributions shall only be made in a manner and upon an event permitted under section 409A of the Code, (II) payments to be made upon a termination of employment or service shall only be made upon a “separation from service” under Section 409A of the Code, (III) unless the Award specifies otherwise, each installment payment shall be treated as a separate payment for purposes of Section 409A of the Code, and (IV) in no event shall a Participant, directly or indirectly, designate the calendar year in which a distribution is made except in accordance with Section 409A of the Code. To the extent that an Award or payment, or the settlement or deferral thereof, is subject to Section 409A of the Code, the Award will be granted, paid, settled or deferred in a manner that will meet the requirements of Section 409A of the Code, such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A of the Code. The Corporation reserves the right to amend this Plan to the extent it reasonably determines is necessary in order to preserve the intended tax consequences of this Plan in light of Section 409A of the Code. In no event will the Corporation or any of its subsidiaries or Affiliates be liable for any tax, interest or penalties that may be imposed on a Participant under Section 409A of the Code or any damages for failing to comply with Section 409A of the Code.

(b)	All terms of the Plan that are undefined or ambiguous must be interpreted in a manner that complies with Section 409A of the Code if necessary to comply with Section 409A of the Code.

(c)	The Plan Administrator, in its sole discretion, may permit the acceleration of the time or schedule of payment of a U.S. Taxpayer’s vested Awards in the Plan under circumstances that constitute permissible acceleration events under Section 409A of the Code.

(d)	Notwithstanding any provisions of the Plan to the contrary, in the case of any “specified employee” within the meaning of Section 409A of the Code who is a U.S. Taxpayer, distributions of non–qualified deferred compensation under Section 409A of the Code made in connection with a “separation from service” within the meaning set forth in Section 409A of the Code may not be made prior to the date which is six months after the date of separation from service (or, if earlier, the date of death of the U.S. Taxpayer). Any amounts subject to a delay in payment pursuant to the preceding sentence shall be paid as soon practicable following such six–month anniversary of such separation from service.

12.7	Section 83(b) Election

If a Participant makes an election pursuant to Section 83(b) of the Code with respect to an Award of Shares subject to vesting or other forfeiture conditions, the Participant shall be required to promptly file a copy of such election with the Corporation.

12.8	Application of Article 12 to U.S. Taxpayers

For greater certainty, the provisions of this Article 12 shall only apply to U.S. Taxpayers.

ARTICLE 13

AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

13.1	Amendment, Suspension, or Termination of the Plan

A majority of the members of the Board, other than directors that would receive, or would be eligible to receive, a material benefit resulting from the amendment, may from time to time, without notice and without approval of the holders of voting shares of the Corporation, amend, modify, change, suspend or terminate the Plan or any Awards granted pursuant to the Plan as it, in its discretion determines appropriate, provided, however, that:

(a)	no such amendment, modification, change, suspension or termination of the Plan or any Awards granted hereunder may materially impair any rights of a Participant or materially increase any obligations of a Participant under the Plan without the consent of the Participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable Securities Laws or Exchange requirements; and

(b)	any amendment that would cause an Award held by a U.S. Taxpayer to be subject to income inclusion under Section 409A of the Code shall be null and void ab initio with respect to the U.S. Taxpayer unless the consent of the U.S. Taxpayer is obtained.

13.2	Shareholder Approval

Notwithstanding Section 13.1 and subject to any rules of the Exchange, approval of the holders of Shares, excluding holders of Shares that would receive, or would be eligible to receive, a material benefit resulting from the following actions, shall be required for any amendment, modification or change that:

(a)	increases the maximum number of Shares issuable where, following the increase, the total number of Shares issuable under the Plan is equal to or greater than 10% of the securities of the Corporation (calculated on a non-diluted basis) outstanding as of the date the Plan was last approved by holders of Shares;

(b)	any adjustment (other than in connection with a stock dividend, recapitalization or other transaction where an adjustment is permitted or required under this Plan) or amendment that reduces or would have the effect of reducing the exercise price of an Option previously granted under this Plan, whether through amendment, cancellation or replacement grants, or other means (provided that, in such a case, Insiders who benefit from such amendment are not eligible to vote their Shares in respect of the approval);

(c)	an increase in the limits on Awards that may be granted to any Participant under Section 3.7(a);

(d)	an extension of the term of an outstanding Award beyond the expiry date thereof;

(e)	permitting Options granted under this Plan to be transferrable other than for normal estate settlement purposes; and

(f)	any amendment to the plan amendment provisions set forth in this Article 13.

Furthermore, except as otherwise permitted under this Plan, no change to an outstanding Award that will adversely impair the rights of a Participant may be made without the consent of the Participant except to the extent that such change is required to comply with applicable law, stock exchange rules and regulations or accounting or tax rules and regulations.

13.3	Permitted Amendments

Without limiting the generality of Section 13.1, but subject to Section 13.2, the Plan Administrator may, without shareholder approval, at any time or from time to time, amend the Plan or any Award including for the purposes of:

(a)	making any amendments to the general vesting provisions of each Award;

(b)	making any amendments to the provisions set out in Article 10;

(c)	making any amendments to add covenants of the Corporation for the protection of Participants, as the case may be, provided that the Plan Administrator shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Participants, as the case may be;

(d)	making any amendments not inconsistent with the Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Plan Administrator, having in mind the best interests of the Participants, it may be expedient to make, including amendments that are desirable as a result of changes in law in any jurisdiction where a Participant resides, provided that the Plan Administrator shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Participants and Directors; or

(e)	making such changes or corrections which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Plan Administrator shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Participants.

13.4. Subject to Section 13.2, the list of amendments listed in Section 13.3 is applicable to both amendments to Plan terms and/or any outstanding Awards

13.5. Any amendment to the Plan and/or outstanding Awards is subject to the Exchange approval irrespective of whether such amendment triggers shareholder approval.

ARTICLE 14

MISCELLANEOUS

14.1	Legal Requirement

The Corporation is not obligated to grant any Awards, issue any Shares or other securities, make any payments or take any other action if, in the opinion of the Plan Administrator, in its sole discretion, such action would constitute a violation by a Participant or the Corporation of any provision of any applicable statutory or regulatory enactment of any government or government agency or the requirements of any Exchange upon which the Shares may then be listed.

14.2	No Other Benefit

No amount will be paid to, or in respect of, a Participant under the Plan to compensate for a downward fluctuation in the price of a Share, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

14.3	Rights of Participant

No Participant has any claim or right to be granted an Award and the granting of any Award is not to be construed as giving a Participant a right to remain as an Employee, Consultant or Director. No Participant has any rights as a shareholder of the Corporation in respect of Shares issuable pursuant to any Award until the allotment and issuance to such Participant, or as such Participant may direct, of certificates representing such Shares.

14.4	Corporate Action

Nothing contained in this Plan or in an Award shall be construed so as to prevent the Corporation from taking corporate action which is deemed by the Corporation to be appropriate or in its best interest, whether or not such action would have an adverse effect on this Plan or any Award.

14.5	Conflict

In the event of any conflict between the provisions of this Plan and an Award Agreement, the provisions of the Award Agreement shall govern. In the event of any conflict between or among the provisions of this Plan or any Award Agreement, on the one hand, and a Participant’s employment agreement with the Corporation or a subsidiary of the Corporation, as the case may be, on the other hand, the provisions of the employment agreement or other written agreement shall prevail.

14.6	Anti–Hedging Policy

By accepting an Award each Participant acknowledges that he or she is restricted from purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of Awards.

14.7	Participant Information

Each Participant shall provide the Corporation with all information (including personal information) required by the Corporation in order to administer the Plan. Each Participant acknowledges that information required by the Corporation in order to administer the Plan may be disclosed to any custodian appointed in respect of the Plan and other third parties, and may be disclosed to such persons (including persons located in jurisdictions other than the Participant’s jurisdiction of residence), in connection with the administration of the Plan. Each Participant consents to such disclosure and authorizes the Corporation to make such disclosure on the Participant’s behalf.

14.8	Participation in the Plan

The participation of any Participant in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Participant any rights or privileges other than those rights and privileges expressly provided in the Plan. In particular, participation in the Plan does not constitute a condition of employment or engagement nor a commitment on the part of the Corporation to ensure the continued employment or engagement of such Participant. The Plan does not provide any guarantee against any loss which may result from fluctuations in the market value of the Shares. The Corporation does not assume responsibility for the income or other tax consequences for the Participants and Directors and they are advised to consult with their own tax advisors.

14.9	International Participants

With respect to Participants who reside or work outside Canada and the United States, the Plan Administrator may, in its sole discretion, amend, or otherwise modify, without shareholder approval, the terms of the Plan or Awards with respect to such Participants in order to conform such terms with the provisions of local law, and the Plan Administrator may, where appropriate, establish one or more sub–plans to reflect such amended or otherwise modified provisions.

14.10	Successors and Assigns

The Plan shall be binding on all successors and assigns of the Corporation and its subsidiaries.

14.11	General Restrictions or Assignment

Except as required by law, the rights of a Participant under the Plan are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant unless otherwise approved by the Plan Administrator.

14.12	Severability

The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

14.13	Notices

All written notices to be given by a Participant to the Corporation shall be delivered personally, email or mail, postage prepaid, addressed as follows:

250-780 Beatty Street, Vancouver

British Columbia, V6B 2M1

Attention: Sheona Docksteader,

Corporate Secretary

Email: sheona@wonder.fi

Telephone: 604 240-8192

All notices to a Participant will be addressed to the principal address of the Participant on file with the Corporation. Either the Corporation or the Participant may designate a different address by written notice to the other. Such notices are deemed to be received, if delivered personally or by e– mail, on the date of delivery, and if sent by mail, on the fifth Business Day following the date of mailing. Any notice given by either the Participant or the Corporation is not binding on the recipient thereof until received.

14.14	Governing Law

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein, without any reference to conflicts of law rules.

14.15	Submission to Jurisdiction

The Corporation and each Participant irrevocably submits to the exclusive jurisdiction of the courts of competent jurisdiction in the Province of British Columbia in respect of any action or proceeding relating in any way to the Plan, including, without limitation, with respect to the grant of Awards and any issuance of Shares made in accordance with the Plan.

SCHEDULE A

OMNIBUS EQUITY INCENTIVE PLAN

(THE “PLAN”)

ELECTION NOTICE

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

Pursuant to the Plan, I hereby elect to participate in the grant of DSUs pursuant to Article 7 of the Plan and to receive      % of my Cash Fees in the form of DSUs.

If I am a U.S. Taxpayer, I hereby further elect for any DSUs subject to this Election Notice to be settled on the later of (i) my “separation from service” (within the meaning of Section 409A) or (ii)                             .

I confirm that:

(a)	I have received and reviewed a copy of the terms of the Plan and agreed to be bound by them.

(b)	I recognize that when DSUs credited pursuant to this election are redeemed in accordance with the terms of the Plan, income tax and other withholdings as required will arise at that time. Upon redemption of the DSUs, the Corporation will make all appropriate withholdings as required by law at that time.

(c)	The value of DSUs is based on the value of the Shares of the Corporation and therefore is not guaranteed.

(d)	To the extent I am a U.S. taxpayer, I understand that this election is irrevocable for the calendar year to which it applies and that any revocation or termination of this election after the expiration of the election period will not take effect until the first day of the calendar year following the year in which I file the revocation or termination notice with the Corporation.

The foregoing is only a brief outline of certain key provisions of the Plan. For more complete information, reference should be made to the Plan’s text.

Date:

(Name of Participant)

(Signature of Participant)

SCHEDULE B

OMNIBUS EQUITY INCENTIVE PLAN

(THE “PLAN”)

ELECTION TO TERMINATE RECEIPT OF ADDITIONAL DSUS

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

Notwithstanding my previous election in the form of Schedule A to the Plan, I hereby elect that no portion of the Cash Fees accrued after the date hereof shall be paid in DSUs in accordance with Article 7 of the Plan.

I understand that the DSUs already granted under the Plan cannot be redeemed except in accordance with the Plan.

I confirm that I have received and reviewed a copy of the terms of the Plan and agree to be bound by them.

Date:

(Name of Participant)

(Signature of Participant)

Note: An election to terminate receipt of additional DSUs can only be made by a Participant once in a calendar year.

SCHEDULE C

OMNIBUS EQUITY INCENTIVE PLAN

(THE “PLAN”)

ELECTION TO TERMINATE RECEIPT OF ADDITIONAL DSUS

(U.S. TAXPAYERS)

All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

Notwithstanding my previous election in the form of Schedule A to the Plan, I hereby elect that no portion of the Cash Fees accrued after the effective date of this termination notice shall be paid in DSUs in accordance with Article 5 of the Plan.

I understand that this election to terminate receipt of additional DSUs will not take effect until the first day of the calendar year following the year in which I file this termination notice with the Corporation.

I understand that the DSUs already granted under the Plan cannot be redeemed except in accordance with the Plan.

I confirm that I have received and reviewed a copy of the terms of the Plan and agree to be bound by them.

Date:

(Name of Participant)

(Signature of Participant)

Note: An election to terminate receipt of additional DSUs can only be made by a Participant once in a calendar year.

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